02030358

4-1-02

EXECUTION COPY

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2002

HANARO TELECOM, INC.
(Name of the Registrant)

Kukje Electronics Center Bldg., 24th Floor
Seocho-dong 1445-3, Seocho-ku
Seoul, Korea 137-728
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F _√_ Form 40-F __

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes __ No _√_

Hanaro Telecom, Inc. (the "Company") is furnishing under cover of Form 6-K:

1. an English summary of an annual report for the period from January 1, 2001 to December 31, 2001 (the "Annual Report") submitted to the Financial Supervisory Commission of Korea (the "FSC") and KOSDAQ on March 30, 2002;

2. each of the following documents of the Company submitted to the FSC and KOSDAQ along with the Annual Report on March 30, 2002:

   a. an English translation of the non-consolidated financial statements as of December 31, 2001 and 2000 together with the auditors' report ("Exhibit A");

   b. an English translation of the Articles of Incorporation as amended on March 29, 2002 ("Exhibit B");

   c. an English summary of the Audit Report of the Audit Committee ("Exhibit C");

   d. an English summary of the Director's Opinion on Business Operations ("Exhibit D");

   e. an English summary of the Auditor's comments on Formation of an Internal Monitoring System ("Exhibit E");

   f. an English summary of the Independent Auditor's Comments on formation of Internal Monitoring System ("Exhibit F");

   g. an English summary of the Business Report for the Fiscal Year 2001 ("Exhibit G"); and

   h. an English summary of Managerial Accounting & Internal Control System report ("Exhibit H").

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hanaro Telecom, Inc.

Date: April 04, 2002

By: Kyu June Hwang
Name: Kyu June Hwang
Title: Managing Director

Hanaro Telecom, Inc. (the "Company") is furnishing under cover of Form 6-K:

1. an English summary of an annual report for the period from January 1, 2001 to December 31, 2001 (the "Annual Report") submitted to the Financial Supervisory Commission of Korea (the "FSC") and KOSDAQ on March 30, 2002;

2. each of the following documents of the Company submitted to the FSC and KOSDAQ along with the Annual Report on March 30, 2002:

   a. an English translation of the non-consolidated financial statements as of December 31, 2001 and 2000 together with the auditors' report ("Exhibit A");

   b. an English translation of the Articles of Incorporation as amended on March 29, 2002 ("Exhibit B");

   c. an English summary of the Audit Report of the Audit Committee ("Exhibit C");

   d. an English summary of the Director's Opinion on Business Operations ("Exhibit D");

   e. an English summary of the Auditor's comments on Formation of an Internal Monitoring System ("Exhibit E");

   f. an English summary of the Independent Auditor's Comments on formation of Internal Monitoring System ("Exhibit F");

   g. an English summary of the Business Report for the Fiscal Year 2001 ("Exhibit G"); and

   h. an English summary of Managerial Accounting & Internal Control System report ("Exhibit H").

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hanaro Telecom, Inc.

Date: April 04, 2002

By: /s/ Kyu June Hwang
Name: Kyu June Hwang
Title: Managing Director

HKDOCS01/75747.3

Annual Report

(For the period from January 1, 2001 through December 31, 2001)

To: The Financial Supervisory Commission of Korea

Pursuant to Article 186-2 of the Securities and Exchange Act of Korea, Hanaro Telecom, Inc. (the "Company") is submitting this annual report.

March 30, 2001

Company Name	:	Hanaro Telecom, Inc.
President & CEO	:	Yun-Sik Shin
Head Office	:	Kukje Electronics Center Building, 23rd Floor, Seocho-dong, 1445-3, Seocho-ku, Seoul, Korea, 137-728 Tel.) 82-2-6266-2380

This is an English-language summary of the Company's annual report, which was originally prepared in Korean in accordance with the applicable laws of Korea. The annual financial statements in the report were prepared in accordance with generally accepted accounting principles in Korea, or Korean GAAP, on a non-consolidated basis and have not been audited. Therefore, some figures in the annual report may differ from those in our prospectus, which were prepared and audited in accordance with Korean GAAP, and reconciled to U.S. GAAP, on a consolidated basis. The accounts of the financial statements or figures in the report are expressed in Korean won ("KRW" or "Won").

Forward-Looking Statements

This annual report to the Financial Supervisory Commission of Korea contains "forward-looking statements" that are based on the Company's current expectations, assumptions, estimates and projections about the Company and its industry. The forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "anticipate," "believe," "estimate," "expect," "intend," "project," "should," and similar expressions. Those statements include, among other things, the discussions of the Company's business strategy and expectations concerning its market position, future operations, margins, profitability, liquidity and capital resources, as well as statements concerning expansion of its network coverage and increases in the number of subscribers to its services. The Company cautions you that reliance on any forward-looking statement involves risks and uncertainties, and that although the Company believes that the assumptions on which its forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate, and, as a result, the forward-looking statements based on those assumptions could be incorrect. In light of these and other uncertainties, you should not conclude that the Company will necessarily achieve any plans and objectives or projected financial results referred to in any of the forward-looking statements. The Company does not undertake to release the results of any revisions of these forward-looking statements to reflect future events or circumstances.

I . Company Information

1. Objectives of the Company

A) Scope of Business

- Provide local telephony services;
- Lease telecommunications lines and facilities related thereto;
- Establish, own and operate telecommunications networks;
- Manufacture, sell and supply equipment and/or machines incidental or conductive to telecommunications business;
- Research and develop technologies related to telecommunications;
- Initiate future communications business;
- Lease communication bureau buildings, and facilities thereof, incidental to telecommunications business (as amended on March 30, 1998); and
- Conduct any and all activities directly or indirectly related to or incidental to any of the foregoing objectives, undertake any overseas activities for any of the objectives set forth in the foregoing items, and perform any activities or business mandated by pertinent telecommunications laws in Korea.

B) VoIP

- Unlike traditional circuit-switched telephony services, VoIP is the ability to make voice services over IP-based data networks with a suitable quality of service (QoS) and superior cost/benefit.
- VoPI not only allows one-way web-to-phone service, but also preserves service quality provided by PSTN or ISDN.

- Three kinds of VoIP service to be launched
  - i) Corporate VoIP service
    - VoIP network service to approximately 20 existing VoIP service providers
    - Direct VoIP service to corporate clients within the second half of 2001
  - ii) VoIP service to broadband subscribers
    - Phone-to-phone VoIP service to the Company's broadband subscribers in the second half of 2001
  - iii) Applied VoIP services
    - VoIP ASP service to corporate clients, which enables single billing for various services such as VoIP, OMS, VPN and Web Call Center

2. History of the Company

A) Major changes

i) Date of establishment: September 23, 1997

ii) Address of head office: Kukje Electronics Center Building, 24th Floor, Seocho-dong, Seocho-ku, Seoul, Korea, 137-728

iii) Status on head office and branch offices

<table>
<tr><th>Name</th><th>Place</th><th>Important Business Activities</th></tr>
<tr><td>Head Office</td><td>Seoul</td><td>Overall management</td></tr>
<tr><td>Kangnam branch</td><td>Seoul</td><td rowspan="9">● Sales planning and management
● Sales and promotion activities
● Installation, operation and management of telecommunications facilities
● Building telecommunications infrastructure
● Budget planning, asset management, general administration</td></tr>
<tr><td>Kangbuk branch</td><td>Seoul</td></tr>
<tr><td>Kyunggi branch</td><td>Kyunggi</td></tr>
<tr><td>Incheon branch</td><td>Incheon</td></tr>
<tr><td>Kyungginam branch</td><td>Kyunggi</td></tr>
<tr><td>Chungchung branch</td><td>Taejeon</td></tr>
<tr><td>Kyungbuk branch</td><td>Taegu</td></tr>
<tr><td>Honam branch</td><td>Kwangju</td></tr>
<tr><td>Busan branch</td><td>Busan</td></tr>
</table>

Note: Beside the branches above, the Company operates 62 branches including the Cheju transmission center.

iv) Status on board of directors (See page 73, "Board of Directors")

v) Changes in the Largest Shareholder

- From the inception to December 8, 1999: Dacom Corporation
- From December 9, 1999 to January 3, 2000: Samsung Electronics Co., Ltd. and its affiliated company
- Since January 3, 2000: Dacom Corporation and its affiliated companies (On January 3, 2000, the Korean Fair Trade Commission designated Dacom Corporation as a member company of the LG group. Accordingly, Dacom Corporation's shareholding in the Company includes the shares owned by other member companies of the LG group)

vi) Material changes in objectives of the Company

Before change	After change
Lease realty and affiliated facilities	Lease communication bureau buildings, and facilities incidental to telecommunications business
Advertising and publishing business	Deleted

* The Articles of Incorporation were amended at the Annual General Meeting of Shareholders held on March 31, 1998

vii) Other material events

Date	Changes
Sep. 1997	First general meeting of shareholders convened
Feb. 1998	Secured telephone codes for providing local telephony services
Feb. 1998	Acquired WLL frequency of 2.3GHz bandwidth for 20MHz down- and up-stream
Jun. 1998	Registered as a special service provider (Internet phone, etc.)
Oct. 1998	Launched high speed Internet access services through CATV
Apr. 1999	Launched local telephony services and high-speed Internet access services in four major cities
Dec. 1999	Obtained perpetual license to provide leased line services
Mar. 2000	Listed 24 million ADRs on NASDAQ
May 2000	Opened Internet Data Center, N-GENE
May 2000	Launched intelligent network service (i.e. toll-free service)
July 2000	Commercial LMDS service launched

viii) Material telecommunications facilities owned by the Company

(Unit: in millions of Won)

Description	Item	Date of Acquisition	Acquisition Amount
Information Center	Wonjoo Switching Office	Mar. '01	3,965
	Kwangju Telecommunication Center	Sep. '01	18,600
Switches	Intelligence Network	Apr '01. ~ Feb. '02	18,627
Network facilities	CATV Modem	Jan '01. ~ Mar. '02	67,689
	ADSL Router	Mar. '01	1,325
	ADSL Modem	Apr. ~ Sept. '01	7,819
	B-RAS	Apr. '01	3,382
	DSLAM	Jun. ~ Aug. '01	102,083
	FTTO/C Equipment	Jun. '01 ~ Mar. '02	41,037
	OMS Project System	Jul. '01	3,385
	Backbone N/W Equioment	Jul. '01	7,259
	CMTS	Aug. ~ Sept. '01	16,569
Others	PC Plus	Jun. ~ Aug. '01	22,607
	HanaNet Infrastructure System	Jun. '01	3,410

B) Designated as a large conglomerate group

i) Name of the group : Hanaro Telecom, Inc.

ii) Changes in subsidiary

- Sep '97: Established Hanaro Telecom, Inc.

- Feb '98: Established Hanaro Realty Development & Management Co., Ltd.
- Oct '98: Established Hanaro Customer Service, Inc.
- Jan '00: Acquisition of Hanaro Web ⓝ TV
- Mar '00: Acquisition of M-commerce Co., Ltd. (as of 51%)
- Mar '00: Established Hanaro Interdesk Co., Ltd.
- July '00: Established Hanaro Technologies, Inc.
- Dec '01: Acquisition of controlling stake in Dreamline Co., Ltd.
- Jan '01: A merger between Hanaro Customer Service, Inc. and Interdesk Co., Ltd. (The name of corporation changed to Hanaro T&I.)
- Feb '02: Fair Trade Commission of Korea approved DreamX.net as one of Hanaro Telecom's affiliated companies.

iii) Status on affiliated companies (as of December 31, 2001)
- Hanaro Telecom, Inc. (Listed)
- Dreamline Co., Ltd. (Listed)- Hanaro Web ⓝ TV (Unlisted)
- Hanaro Realty Development & Management Co., (Unlisted)
- Hanaro Interdesk Co., Ltd (Unlisted)
- Hanaro Technologies, Inc (Unlisted)
- Hanaro Customer Service, Inc. (Unlisted)
- M-commerce Co., Ltd. (Unlisted)

iv) Regulation
- A large corporate group according to the relevant law regarding monopoly regulation and fair trade
- Designated in April 2002
- Summary of regulation
- Cross-ownership among affiliates prohibited
- Limit on guarantee provision to affiliated companies
- *Board approval and public disclosure of large-scale internal trading required*
- Reporting of shareholding and guarantee obligation status

3. Changes in paid-in capital

A) Changes in paid-in capital

(Unit: share, Won /share, in billion of Won)

Date	Offering Type	*Changes in paid-in Capital*				
		Kind of Shares	Number of Shares Issued	Par Value	Offering Price	Cumulative Paid-in Capital
1997.9.26	Initial Shares	Common Stock	120,082,200	5,000	5,000	600.4
1998.1.22	Right Issue	Common Stock	19,917,800	5,000	5,000	700.0
1998.10.2	Right Issue	Common Stock	44,012,222	5,000	5,800	920.0
1999.8.5.	Right Issue	Common Stock	55,987,778	5,000	11,800	1,200.0
2000.3.29	Issue of ADR	Common Stock	24,000,000	5,000	US$15.51	1,320.0

2002.3.20	Exercise of warrants	Common Stock	2,990,394	5,000	5,000	1,335.0
2002.3.22	Exercise of warrants	Common Stock	4,226,094	5,000	5,000	1,356.1
2002.3.27	Exercise of warrants	Common Stock	2,718,540	5,000	5,000	1,369.7
2002.3.28	Exercise of warrants	Common Stock	3,286,962	5,000	5,000	1,386.1

B) Expected changes in capital

1. Issuance of Bonds with Warrants
   a. Date of Board Resolution: February 16, 2001
   b. Specifics of expected changes
      - Cause: Issuance of US$100,000,000 zero coupon bonds with warrants due 2006
      - Number of shares to be issued upon the exercise of warrants: 24,714,000
      - Amount of capital increase upon the exercise of warrants: KRW123,570 million
      - Exercise price: KRW5,000 (at exchange rate of KRW1,235.70/US$)
      - Adjustment to Exercise price from KRW6,500 to KRW 5,000/share on June 7, 2001
      - As of March 29, 2002, 13,221,990 of shares have been exercised.

2. Issuance of Convertible Bonds
   a. Date of Board Resolution: December 21, 2001
   b. Specifics of expected changes
      - Cause: Issuance of Convertible Bonds amounting to KRW 27,800,000,000 for acquisition of shares of Dreamline from Cheil Jedang and Jae-hyun Lee
      - Number of shares to be issued: 5,560,000
      - Amount of capital increase: KRW27,800 million
      - Convertible price: KRW5,000

3. Issuance of Bonds with Warrants
   a. Date of Board Resolution: February 19, 2002
   b. Specifics of expected changes
      - Cause: Issuance of US$100,000,000 zero coupon bonds with warrants due 2007
      - Number of shares to be issued upon the exercise of warrants: 2,682,458
      - Amount of capital increase upon the exercise of warrants: KRW19,818 million
      - Exercise price: KRW7,388 (at exchange rate of KRW1321.20/US$).

C) Convertible Bonds

	Zero coupon bonds	Remarks

Date of issuance	Dec. 24, 2001	-
Total face value	KRW 27,800,000,000	-
Type of offering	Private placement	-
Convertible period	Dec. 24, 2002- Dec. 23, 2004	-
Convertible ratio	100%	
Convertible price,	KRW 5,000	
Type of shares to be exercised	Nominative common shares	-
Amount of remaining convertible bonds	KRW 27,800,000,000	
Shares to be converted	5,560,000	

D) Bonds with Warrants

	Zero coupon bonds	Remarks
Date of issuance	Feb. 26, 2001	-
Total face value	KRW 123,570,000,000	USD 100 million
Type of offering	Public offering	-
Exercise period	Jun. 6, 2001- Feb. 6, 2006	-
Exercise price	KRW 5,000	-
Type of shares to be exercised	Nominative common shares	-
Amount of exercised warrants	KRW 66,109,950,000	
,Shares issued upon exercise of warrants	13,221,990	
Amount of remaining warrants	KRW 57,460,050,000	
Number of shares to be issued upon exercise	11,492,010	

Note) The initial exercise price is KRW6,500/share and it was adjustment to KRW5,000/share from KRW6,500/share on June 7, 2001. The additional re-fix of exercise price will not occur.

4. Number of shares issued

A) Total number of shares issued (As of March 30, 2002)

(Unit: share)

Number of authorized shares	Number of shares issued and outstanding
480,328,800	277,221,990

B) Descriptions of the shares issued and outstanding (As of March 29, 2002,)

(Unit: share, in millions of Won)

Type	Number of shares outstanding	Amount of paid-in capital	Remark
Registered Common Stock	277,221,990	1,386,110	Par value: KRW5,000/share

C) Stock option (As of December 31, 2001)

The Company granted stock purchase options to its officers and employees by a resolution of general shareholders meeting. (Unit: share)

To	Share type for the option	Number of shares granted as the option	Outstanding
Officers	Common Stock	331,100	303,612
Employees	Common Stock	1,610,466	1,444,842
Total		1,941,566	1,748,454

Note 1) The stock option rights are exercisable for a period of five (5) years commencing on the third anniversary of the date of the special resolution of the shareholders conferring such stock purchase option.

Note 2) The decrease in the total outstanding is resulted from resignation of employees.

D) Shares owned by employees (Employees Stock Ownership Association)

(Unit: share)

Type	End of 2000	Changes in 2001	As of Dec. 31, 2001
Common Stock	1,791,084	-45,307	1,745,777
Total	1,791,084	-45,307	1,745,777

5. Description on voting rights (As of December 31, 2001)

(Unit: share)

Description	Number of shares
1. Shares with voting right (one vote for each share)	**264,000,000**
a. Total outstanding shares	264,000,000
2. Shares with restricted voting right[1]	41,989,694
3. Shares with unrestricted voting right	**222,010,306**

1) The Korean Securities and Exchange Act provides that, for the purpose of securing transparency, a shareholder whose shareholding ratio in a company exceeds 3% of the total outstanding shares can exercise his voting rights only up to 3% of the company's total number of shares outstanding for electing the company's auditor. At the end of December 2001, 5 shareholders each had more than 3% in the Company's total shareholding. The total number of shares owned by the 5 shareholders was 81,589,694 shares and out of 81,589,694 shares 41,989,694 shares had restricted voting right to elect members of audit committee.

6. Dividend

(Unit: share, KRW)

Description	2001	2000	1999	1998

Net Income (in millions Won)	-244,113	-299,118	-70,901	29,466
EPS (KRW/Share)	-925	-1,160	-343	197
Dividend		-	-	-

Note) Under the Articles of Incorporation, the Company is permitted to pay dividends to its shareholders beginning in the first fiscal year in which its aggregate carried-over loss incurred since the date of commencement of its services has been made up in full.

II . Business

1. Introduction

A) Current status of the industry

(1) Characteristics of the industry

The telecommunications business serves as a medium for communications among people by using telecommunications facilities, or provides people with telecommunications facilities for their communications. It provides essential services for an information society, such as PC on-line services and Internet services as well as local, domestic long-distance and international telecommunications services.

Historically, governments around the world, excluding the United States, monopolized their telecommunications industry because the industry was considered as a national backbone industry. However, since the 1980s, many advanced countries have introduced competition into the telecommunications industry in order to promote development of advanced technologies and enhance operational efficiency through competition. As a result, rapid privatization and liberalization have been recent trends.

In the communications industry, the local loop is the beginning and end of all communications services. All communications services start from a local loop and are delivered to another local loop. Accordingly, advanced local loops will bring immense changes to other fixed line and wireless communications services and upgrading and modernizing local loops is one of the most important tasks in building a knowledge-based information society.

In the 1980s, Korea Telecom ("KT") had a monopoly over the voice communications business of Korea, Dacom Corporation over the data communications business, and SK Telecom (formerly named Korea Mobile Telecommunications Corp.) over the mobile communications business. However, a competition policy was adopted in August 1991 and in June 1997, the Ministry of Information and Communication awarded a second license to the Company to provide local telephony services in Korea. As a result, the Korean communications market entered into an era of unlimited competition for all kinds of communications services.

Furthermore, pursuant to the multilateral agreement on basic telecommunications services of the World Trade Organization, the Korean communications market opened to global competition. It is expected that convergence of fixed line and wireless communications and that of broadcasting and communications will take place in the future. In terms of demand for communications services, multimedia services are drawing keen attention and information services based on the Internet are proliferating.

Going forward, the telecommunications industry is expected to experience a substitution of fixed line by the wireless and actual convergence of the fixed line and the wireless, thereby increasing substantial demand for the wire-and-the-wireless data telecommunications services. The fixed-line market has seen a slowdown in the growth due to low profitability and a substantial decrease in voice traffic, mainly resulted from a downward price adjustment in the context of fierce competition and a sizable take-over of the fixed-line market by the wireless. As opposed to the fixed line, broadband Internet access services market of ADSL and cable modem has experienced a rapid growth.

As the wireless communications market advances its mobile communications infrastructure and pursues diversification of mobile devices and its functions, users are expected to enjoy, not to mention, the wireless voice communications, exchange of information through the wireless Internet access.

Competition in Major Communications Service Markets in Korea

Service	Number of Service Provider	Service Provider
Local Telephony Service	2	KT, Hanaro Telecom
Long Distance Service	3	KT, Dacom, Onse Telecom
International Call Service	3	KT, Dacom, Onse Telecom
Mobile Service	1	SK Telecom (including Shinsegi)
PCS Service	2	KT Freetel (including KT M.com), L Telecom

The characteristics and changes of Korea's telecommunications industry can be summarized as the following:

- Internet and mobile phone services are leading changes in the communications industry.
  - Due to the increasing Internet use, demand for data traffic has increased significantly.
  - Due to the drastic growth of the mobile phone market, the era of personal mobile communications arrived early.

  * As of the end of 2001, mobile subscribers reached 29.05 million, which translates into that 1 out of 2 in the population is using a mobile phone. (Source: Ministry of Information and Communication)

○ Integration of communications and broadcasting services

- Voice-oriented communications networks are upgraded to advanced networks enabling real-time transmission of multimedia video images.
  - * In the case of a local loop, the existing traditional telephony networks are evolved into broadband networks such as FTTC, FTTO, CATV networks and the wireless local loop (WLL))
- The barriers between communications and broadcasting services will disappear and communications and broadcasting services can be provided over the same networks.

○ Integration of fixed line and wireless communications

- Various wireless services will be integrated into IMT-2000 service
- Fixed-line networks and IMT-2000 networks will be inter-operated, combining fixed line and wireless communications services.
- Multiple services can be provided over the same networks, and whether a service provider who owns the network facilities will decide the significance of its presence in the market in the future.

○ Liberalization and globalization of the communications market

- Under the WTO system, global competition transcending national borders has begun.
- Numerous business partnerships and alliances are forged between communications service providers in the world while alliances, mergers and acquisitions are seen everywhere in the industry.
  - * They pursue to strengthen competitiveness by achieving the economy of scale and scope.

○ Cost reduction and new technology development

- Due to continued competition, efforts to develop new technologies and new services are accelerating.
- Changes in demand and the rapid growth of data communications market lead to an abrupt decrease in price.

(2) Growth potential of the industry

Growth, competition and privatization are the buzzwords of today's communications market. The communications industry is the fastest growing industry and in 2000, it recorded revenues of KRW148.2 trillion, representing 8.2 times growth from KRW18 trillion in 1991. As of October 2001, the industry was worth KRW119.4 trillion. The industry accounts for 27.4% of the GDP in 2000 compared to 7.2% in 1991. (Source: Ministry of Information and Communication, Korea National Statistical Office)

Network services market was worth KRW23.4404 trillion in 2000, and is forecasted to reach KRW29.3639 trillion in 2006 with an annual growth rate of 4.6%. (Source: Korea Information Society Development Institute)

(a) Growth potential of the industry as a whole

After experiencing breathtaking growth during the 1970s and 1980s, Korea's basic communications industry continues to be on a stable growth curve. The value-added communications industry, which is in a relatively early stage of growth, is expected to continue phenomenal growth.

With the monopoly system being unraveled and competition principle being enhanced, the Korean telecommunications service market as the end of 2000 achieved 46.4 voice telephony subscribers and 61.4 mobile subscribers per 100 Korean people, almost the same percentage as in many advanced countries. However, it is anticipated that the telephony business will lose its growth momentum to a degree in the future. (Source: Ministry of Information and Communication, Korea Information Society Development Institute)

Due to the increase in the income and customers' needs for personalized and more sophisticated communications services, demand for mobile communications service has almost doubled yearly since 1990. It is expected that in the 2000s, the mobile communications market will gradually reach its maturity stage.

Meanwhile, thanks to the fast growth of the Internet market and proliferation of e-commerce, the information era has arrived and the value-added communications market anticipates experiencing a remarkable growth rate of over 40 percent. However, value-added communications service can grow to the greatest extent only when the backbone networks, which are the essential infrastructures for service provision, are fully upgraded and modernized.

Prospect of the Information and Communications Market in Korea

(Unit: in billions of Won, %)

Description	2001	2002	2003	CAGR
Network Service	234,404	252,284	259,106	4.3%
Value-added Service	26,977	39,757	59,353	40.7%
Specific Service	1,896	2,329	2,673	16.7%
Total	**262,277**	**294,370**	**321,132**	**9.9%**

Source: The Korea Information Society Development Institute

Revenue Prospect of Network Services Market

(Unit: in millions of Won, %)

Description	2001	2002	2003	2004	2005	2006	CAGR
Fixed Line	94,813	102,324	106,990	109,802	112,334	113,768	3.7%
Wireless	139,591	149,960	152,116	162,427	167,249	179,871	5.2%
Total	234,404	252,284	259,106	272,229	279,583	293,639	4.6%
Growth Rate	17.3	7.6	2.7	5.1	2.7	5.0	

Source: The Korea Information Society Development Institute

(2) Growth potential of data communications market including Internet

As the Internet is positioning itself in the information and communications industry as an integral part of the communication infrastructure, the data communications market is quickly growing. The increasing demand for high-speed Internet access, high-speed networking and Internet application services is the primary reason for brisk expansion of the data communications market.

Demand for Internet and PC communications in Korea maintained a rapid growth at an annual average growth rate of over 100 percent. In the 21st century, the Internet market will achieve an astounding growth rate of more than 40 percent. Such rapid growth of the data communications market will boost data traffic and grow to be the same volume as voice traffic by 2001 and to 15 times bigger by 2010.

The number of high-speed Internet users in Korea at the end of 2001 was reaching approximately 7.8 million. Such an outgrowing number is unprecedented anywhere in the world.

Prospect of Internet Users

(Unit: thousand persons, %)

Description	2001	2002	2003	CAGR
Internet users	24,035	27,935	30,300	19.3%
Internet Penetration Rate	50.4%	58.2%	62.4%	-

Source: Samsung Research Institute and National Statistics Office

(3) Special features of change in market conditions

The local telephony service market is barely affected by changes in the general market conditions due to the recent expansion of the communications market. Already having reached maturity stage, the local service market is in stable condition. However, compared to the local service, Internet-related services are affected by changes in market conditions.

(4) Competition factors

Business	Competition	Competitor	Entry Barrier	Factors
Local Telephony Service	Monopoly with KT	Korea Telecom	License from the MIC	Quality, Price, Advertisement
High Speed Data Access Service	Oligopoly	Korea Telecom, Thrunet	Report to the MIC	Quality, Speed, Price

(5) Special features in procurement

So far, almost all the state-of-the-art telecommunications equipments have been imported from foreign countries; Korean companies including conglomerates, however, are producing an increasing number of telecommunications equipment, that leads to a noticeable decrease in the equipment prices. In terms of human resources, there are increasing numbers of telecommunications experts in line with the development of the telecommunications industry.

(6) Relevant laws and regulations

The Telecommunications Basic Law and the Telecommunications Business Law are the laws governing the industry.

B. Current Status of the Company

(1) Business environment and business portfolios

(a) Current Business Outlook

1) 2001 Business Results

The year 2001 was indeed a challenging year with a slowdown of economic growth and export halted, mainly attributable to the persistent recession of global IT industry and the September 11th attack. Following the similar trait, the local IT industry had gone through dramatic changes. Broadband Internet subscribers continued to increase, Dotcoms restructured, and the telecommunications industry began to undergo a restructuring process of 3-tier system. Hanaro has become a leading provider of high-speed Internet access services by offering services to 80 cities and 22 districts nationwide, and procured 3.01 million subscriber lines as of the end of 2001. Revenue recorded an astounding growth to KRW 825.4 billion in 2001, a 146% increase compared to KRW 336.2 billion in 2000. Furthermore, Hanaro won first place in the high-speed Internet service category of the National Customer Satisfaction Index's (NCSI) April-2001 survey conducted by the Korea Productivity Center and University of Michigan of the U.S. Winning more of the brand image, Hanaro's broadband service was selected as one of the most popular products and services of the year by a number of Korea's major daily newspapers. Viewing the industry outlook, broadband subscribers of Korea are expected to grow continuously reaching 10 million at the end of 2002 although the growth will gradually slow down towards the end. In this context, the key to success for continued growth of Hanaro is not only to retain existing subscribers, but also strengthen corporate services and explore new businesses through active utilization of existing fiber-optic network.

2) Network Roll-out

To become a leading provider of high-end telecommunications services, the Company has deployed fiber optic network throughout the nation. Starting in four metropolitan cities including Seoul in 1998, the Company has deployed the total length of 11,795km, including leased fiber optic network, in 80 cities. As of December 31, 2001, our homes passed for ADSL and HFC are 3.2 million and 7.6 million households respectively.

3) High-speed Internet Access & Telephony Services

Beginning in April 1999, the Company started offering high-speed Internet access and telephony services in 4 major metropolitan cities of Korea. As of the end of 2001, the Company secured 3.01 million subscriber lines in 80 cities nationwide. As for local telephony services, the Company is offering a variety of value-added, intelligent telephony services such as information offering and private number services in 30 cities as the end of 2001. Furthermore, the Company plans to expand the voice business by offering a variety of such high-quality and low-price services as VoIP and VoDSL.

On the Broadband Internet business side, we have been expanding our service coverage by employing multiple last-mile access technologies that include ADSL, HFC and B-WLL. In 2002, the Company plans to proactively prepare for the foreseeable integration of data and voice services by launching wireless LAN services that are integrated with the broadband network infrastructure. Furthermore, in preparing for the maturity stage of the industry, Hanaro is devoting to increase Average Revenue per Subscriber not only by strengthening sales force, but also by increasing the portion of high price-level services and by expanding bundled-product subscriber base and also by offering multimedia services (i.e. VOD) based on its broadband Internet network infrastructure. Moreover, in terms of service coverage, we expect to offer our broadband Internet services to broader areas with relatively low CAPEX through efficient use of the Local Loop soon to be opened to access providers.

4) Network Services & E-Businesses

By employing Fiber To The Office, Hanaro has been offering its corporate clients a variety of value-added services such as representative number and 1-800 number services along with corporate voice, local and international call, and PABX services. Furthermore, through N-GENE, Hanaro's own Internet Data Center, which is the largest in Korea, the Company attempts to strengthen its corporate-side business by launching One-Stop Business that offers corporate clients total solutions in attempts to meet clients' needs. Being selected as a leading company for the Ministry of Information and Communication's plan for digitalization of small enterprises, Hanaro will indeed lead informatization of Korea's small-and-medium-size enterprises.

By utilizing Hanaro's high-speed Internet network, HanaNet, the Company's portal site, has offered 170 kinds of distinguished multimedia contents such as movies, music, games, education, etc. and secured 4.65 million subscribers as the end of 2001. In 2002, we are determined to grow the Company into one of the best Internet players in Asia with high-speed Internet network by developing such Internet-related businesses as e-commerce, IDC, corporate solution as well as cyber education through alliance with prominent, local Internet-related enterprises.

5) Procurement of Fund for Stable Operation

As end of March 2002, the Company obtained approximately KRW 710 billion from financing activities that includes issuance of corporate bonds, Bonds with Warrants, Asset Backed Loans (ABS) and etc. The total amount of secured fund exceeds the anticipated capital requirement for 2002.

6) Management Objectives for 2002

The utmost goal of Hanaro for 2002 is to achieve revenue of KRW 1.34 trillion and to record operating profit. Working toward the goal, Hanaro will 1) maximize revenues by increasing Average Revenue per Subscriber and by strengthening corporate sales, 2) pursue effective use of CAPEX for revenue generation, and 3) reduce expenses and improve cost structure. As to achieve the goal, the company is running a strictly result-oriented, performance-and-incentive-based management system.

Preparing for the maturity stage of the market, Hanaro is pursuing overseas business opportunities in 2002. At the end of last year, Hanaro signed MOUs with local telecommunications companies in Vietnam and Malaysia, and is currently in the process of initiating its first overseas projects. Moreover, we are also in talks with not only a number of Chinese companies for such business as cyber apartment LAN and broadband Internet by cable modem, but also several other companies in Asia for prospective broadband business opportunities.

(b) Classification of business areas for public disclosure

○ Methods and purpose

- Business areas are divided according to the standard industrial classification codes of Korea. Given the business characteristics of Hanaro Telecom, our business is categorized into a high-speed Internet access, telephony and other business.

- High-speed Internet access business includes ADSL, Cable Modem and Wireless high-speed Internet (B-WLL).

- Telephony business includes not only telephony services to residential and corporate clients, but also interconnection services between carriers.

- Other business includes leased line, Voice over IP, Internet Data Center and contents offering.

○ Service Description by Business Areas

Business	Services	Remark

Broadband Internet Access	ADSL, Cable Modem, B-WLL	Broadband Internet access, Broadband Internet access + telephony
Telephony	Telephony, Value-added services	Residential voice, Corporate voice, Interconnection
Others	Leased line VoIP Network Services IDC Contents	Leased line, Internet-dedicated Network and equipment services to VoIP service providers Server hosting and others Internet contents

(2) Market share

○ Broadband Internet Subscribers

	1999	2000	2001
Hanaro Telecom, Inc	102,465	1,104,423	2,045,196
KT	12,287	1,719,675	3,858,194
Korea Thrunet	149,329	760,822	1,312,248
Others	7,829	353,083	553,069

Source: SG Securities

○ Broadband Internet Market Share

	As of the end of		
	1999	2000	2001
Hanaro Telecom, Inc	38%	27%	26%
KT	5%	43%	49%
Korea Thrunet	55%	19%	17%
Others	2%	11%	8%

Source: The Ministry of Information and Communication

(3) Characteristics of the market

(a) Target market and service areas

Being the second local exchange carrier, Hanaro Telecom should resort to a strategic business operation in order to draw in as many subscribers as possible.

Its strategy is to focus on users demanding for high-quality service. Though we previously have given priority to large-volume data communications users among residential customers, and medium and large-sized companies that prefer one-stop services among business customers, we plan to broaden our priority service offering.

On April 1, 1999, a commercial service was commenced in four metropolitan cities--Seoul, Pusan, Inchon and Ulsan. High-density metropolitan areas and newly developed urban areas with high demand for Internet services have been given top priority to service coverage. At the end of 2001, our service became available in 80 cities across the country.

(b) Characteristics of customers and factors for change in demand

The local telephony service is for everyone in the country including residential and business customers. Data communications service, not to mention voice communications service, will secure a large number of routine users regardless of gender, age and occupation in line with the rapid increase in Internet use.

Characteristically, demand for the local telephony service is only slightly influenced by changes in the market conditions. As the growth of the telecommunications industry depends on how fast we move to an information society, future market demand will require integrated solutions and information applications based on the Internet, accelerating rapid evolution of telecommunications service towards multimedia service.

Such changes in demand will lead to changes in supply, encouraging technology development and contents improvement. Such change will result in a price drop, which in turn will create more of a demand, giving rise to benevolent cycles.

(c) Domestic consumption and export of service

Characteristically, Hanaro Telecom's services are not for exports and are entirely for domestic consumption.

(4) Description of new business opportunities and their prospect

(a) VoIP

Unlike traditional circuit-switched telephony services, VoIP is the ability to make voice services over IP-based data networks.

VoIP not only allows one-way web-to-phone service, but also preserves service quality provided by PSTN or ISDN.

Three kinds of VoIP service to be launched:

i) Corporate VoIP service

- VoIP network service to approximately 20 existing VoIP service providers
- Direct VoIP service to corporate clients within the second half of 2002

ii) VoIP service to broadband subscribers

- Phone-to-phone VoIP service to the Company's broadband subscribers in the second half of 2002

iii) Applied VoIP services

- VoIP ASP service to corporate clients enables a single billing for various services such as VoIP, OMS, and VPN, Web Call Center.

(b) Wireless LAN

Wireless LAN service, by definition, is Internet access services through mobile devices including laptops and PDAs. Services are available at hot spots incluing subway stations, residential areas, international conference rooms, colleges, etc. The Company provides the service through the fixed and the wireless (2.4 GHz) networks.

Wireless LAN requires wireless LAN card, Access Point ("AP"), outdoor LAN bridge, etc.

Bandwidth in use is below 26 MHz/FA, and the total bandwidth is 83.5 MHz. By European standard, the FA for wireless LAN services has 13 channels, and is configured in the way that 13 channels are overlapped and juxtaposed in order. (* North American standard: 11 channels)

Local leading operators in this business include KT, SK Telecom, Dacom, and other ISP operators, and overseas Softnet, Wayport and, Mobilestar of the U.S., NTT-ME of Japan, and Sonera of Finland.

(5) Organizational Structure


President & CEO
Labor Relation Team
Office of Secretary
Audit Committee / Audit Team
Office of Public Relations
International Business Team
Business Incubation Unit
E-Business Group
Telecommunication Business Group
Strategy & Planning Group
Research & Development Center
HanaNet Business Division
Cyber Education Center
Marketing Unit
Network Facilities Division
Network Operation Division
Mass Sales Division
Business Sales Division I
Business Sales Division II
Strategy & Planning Unit
Corporate Support Unit

3. Major services

1) Revenue breakdown by major services for the year 2001

(Unit: in millions of Won)

Major Service	Products	Revenue	(%)
Telephony Service	Local call and Interconnection	61,944	(7.5)
Leased line Service	Leased line service and Internet Dedicated	17,276	(2.1)
Broadband Access Service	ADSL, Cable Modem & LMDS	700,873	(84.9)
Others	IDC, VoIP network service and ISDN	45,356	(5.5)
Total		825,449	(100.0)

2) Trend of pricing of major services

(Unit: KRW)

Classification		2001	2000
Local telephony	Installment fee	40,000	40,000
	Basic fee / month	4,000	4,000
	Telephony charge / per 3 minutes	39	45
ADSL Pro	Installment fee	40,000	40,000
	Monthly flat fee	38,000	38,000
	Modem rental fee / month	5,000	5,000
	Telephony charge / per 3 minutes	39	45
ADSL Mid	Installment fee	40,000	-
	Monthly flat fee	32,000	-
	Modem rental fee / month	5,000	-
	Telephony charge / per 3 minutes	39	-
ADSL Lite	Installment fee	40,000	40,000
	Monthly flat fee	28,000	28,000
	Modem rental fee / month	5,000	5,000
	Telephony charge / per 3 minutes	39	45
Internet access through CATV	Installment fee	36,000	36,000
	Monthly flat fee	34,000	34,000
	Modem rental fee for / month	5,000	5,000
CATV Lite	Installment fee	36,000	-
	Monthly flat fee	28,000	-
	Modem rental fee for / month	5,000	-

LMDS	Installment fee	36,000	36,000
	Monthly flat fee	28,000	28,000
	Modem rental fee / month	-	-

Note1) The Company launched its commercial service in April 1999.

Note2) ADSL bundled with telephony service charge additional KRW1,000 per month.

Note3) Modem rental charge for 1-year term contract of ADSL Pro, Mid, Lite or CATV products is KRW5,000 per month whereas regular contracts KRW10,000. As for B-WLL, the modem rental charge is free for 1-year term contract whereas KRW5,000 per month for regular contracts.

Note4) From October 3, 2000, installment fee for regular ADSL products (including bundled services but PC bundled products) and regular CATV/B-WLL services decreased to KRW40,000 and KRW36,000 respectively.

Note5) From March 1, discount is given on monthly service & modem rental charge to 2-3 year term contracts. ADSL Pro contracts receive 6-10% of monthly fee discount whereas ADSL Lite, CATV and B-WLL contracts 5-10%. Modem rental charge cuts to KRW 4,000 ~ 3,000 / months. This discount program is not applied to PC bundled product subscribers.

Note6) From April 15, 2001, discount telephone usage charge (local telephony service : KRW 39/pulse, LM : KRW 19/10 sec)

Note7) ADSL Mid & CATV Lite launched on May 1, 2001

4. Major Facilities

A) Status on major facilities (The tables below summarize more comprehensive lists in the original Annual Report in Korean.)

i) Land

(Unit: in millions of Won)

Description	Beginning book value (As of Jan. 1, 2001)	Ending book value (As of Dec. 31, 2001)
Dongjak Info Center	10,166	10,166
Seongbuk Info Center	5,514	5,514
S. Ulsan Info Center	3,708	3,708
Seodaemun Info Center	6,461	6,461
Yunjae Info Center	5,708	5,708
Ilsan Info Center	9,429	9,364
IDC building	22,608	22,608
Taegu Branch Office	12,699	12,699
Suwon Switching Office	4,479	4,479
Honam Info Center	-	17,215
Others	45,990	52,632
Total	126,762	150,554

ii) Building

(Unit: millions of Won)

Description	Beginning book value (As of Jan. 1, 2001)	Ending book value (As of Dec. 31, 2001)
Dongjak Info Center	28,826	28,223
S. Ulsan Info Center	5,492	6,631
Songpa Info Center	7,025	6,855
Seongbuk Info Center	8,283	8,111
E.Pusan Info Center	13,079	12,808
Daejon Branch	10,483	10,247
Internet Data Center	30,626	30,320
Taegu Branch	12,726	10,570
Daejon Info Center	7,281	7,118
Honam Info Center	-	2,232
Others	83,172	84,691
Total	206,993	217,807

iii) Equipment

(Unit: in millions of Won)

Description	Beginning book value (As of Jan. 1, 2001)	Ending book value (As of Dec. 31, 2001)
Exchange, etc.	206,825	208,977
Transmission, etc.	888,560	1,071,295
Telecom. Lane, etc	407,004	501,444
Information facility, etc	99,276	121,103
Power facility, etc	56,366	63,719
Others	212,952	272,349
Total	1,870,983	2,238,887

B) CAPEX plan

i) CAPEX in 2001

(Unit: in billions of Won)

Item	2001
Backbone Network	200
Access Network	349
Internet Related	13
Others	41
Total	603

ii) CAPEX plan

(Unit: in billions of Won)

Item	2002(E)	2003(E)
Backbone Network	150	73
Access Network	205	165
Internet Related	12	25
Others	86	72
Total	453	335

5. Sales and marketing

A) Revenue breakdown by segment

See page 21, Revenue breakdown by major service

i) Marketing channel

A. Sales Organization


Telecommunication Business Group
Marketing Unit
Mass Sales Division
Business Sales Division I
Business Sales Division II

B. Marketing channel



Residential/ Corporate customers
(Residential/Corporate customers)
(11%)
Sales Division I (Mass Sales Team/Corporate Sales Team)
Sales Division II (Branch office sales team)
Strategic Business Division (Strategic Business Unit, In-building Communication Unit)
(Residential customers)
(19%)
Call Center (Hanaro Customer Service)
Cyber Center
(70%)
(Residential/Corporate customers
Indirect: Customer Service Center, Shareholder companies, SOs, re-broadcast SOs, Specific Service Provider, Dealers and so on

Note) Percentage is based on sales revenue.

ii) Conditions for subscription

- Fee should be paid in cash
- Fee structure
  - Installment: paid at installing
  - Modem rental fee: monthly flat fee
  - Monthly charge: Basically monthly flat charge

iii) Sales strategy

- Leverage outsourcing sales force and minimize in-house force
  - incentive-based salary
  - capture well-trained sales force
- Utilize major shareholders sales channel
- Strategic alliance with telecommunications providers

6. Derivative Contracts in Foreign Currency

(Unit: in thousand US$)

	Spot	Swap
Position	-104,776	50,000
Asset (Swap Buy)	9,503	50,000
Debt	114,279	-

In order to hedge foreign exchange risk occurring from put options exercisable on March 6, 2002 for US$100 million zero coupon bonds with warrants issued on March 6, 2001, the Company made a swap contract (long) amounting to US$ 50 million, which is half of the total face value of the bonds. To revolve the above BW due 2006, the Company issued BWs due on 2007 on February 26, 2002, thereby unwinding the swap contract. Although the foreign exchange exposure of the Company is limited, the Company plans to hedge any possible risks through swaps and other means.

7. Material Agreement

1) Material Agreement [The following table summarizes more comprehensive disclosure in the original Interim Report in Korean]

Agreement	Counterpart	Term
CATV access network lease agreements	Powercomm	May 1999 ~ May 2002 July 2000 ~ July 2003 March 2001 ~ March 2004
Telecommunications network interconnection agreement	KEPCO	May 1999 ~ May 2002
Interconnection agreements among basic telecommunications carriers	Major carriers	-

2) Major lease contract

	Contract period	Contract amount (in million KRW)	Lessor
Kukje Electronics Bldg.	Oct, 11, 01 – Oct. 10, 02	9,543	Shinwon Development, Inc.
Honam Branch Office	Aug. 27, 01 – Aug. 26, 02	2,572	Kwangjoo Bank
Kangnam Switch Office	Jun. 25, 99 – Jun. 24, 04	2,200	Yoonik CNC, Inc.
Boondang Switch Office	May 3, 99 – May 2, 04	2,062	SKT, Inc.
Incheon Switch Office	May 1, 98 – Apr. 30, 03	1,728	Dacom, Inc.
Omni Tower	Oct. 21, 01 – Oct. 20, 02	1,541	Samsung Corporation
Hanwei Bldg.	Dec. 16, 99 – Dec. 15, 02	1,330	Keumsungtel, Inc.
Keyang Switch Office	Apr. 1, 99 – Jul. 31, 03	1,317	Daewoo motor sales

Dongbusan Switch Office	May 1, 98 – Apr. 30, 03	1,295	Dacom, Inc.
Central City	Apr. 6, 01 – Apr. 5, 02	1,230	Central City, Inc
Kangnam Customer Center	Apr. 22, 00 ~ Apr. 21, 02	1,174	Sunbo Inc.
Nambusan Customer Service Center	Jan. 21, 00 – Jan. 20, 05	1,050	Kolon Sporex
Sasang Transmission Office	Mar. 1, 01 – Feb. 28, 06	1,000	LG Industrial systems
S. Ulsan Switch Office	Sep. 1, 01 ~ Aug. 31, 02	1,200	Korea Cable TV
Kangnam Customer Center	Jan. 11, 02 ~ Jan. 10, 03	1,100	Chunji Inc.
Koosan Tower	Feb. 1, 02 – Jan. 31, 03	6,599	Kwangkil Ku, Junghang Shin
Boopyung Customer Center	Jan. 26, 02 ~ Jan. 25, 03	2,000	Chang Hee Choi
Daegu Branch Office	Feb. 1, 02 ~ Jan. 31, 03	1,100	KTF
Boocheon Customer Service	Feb. 21, 00 – Feb. 20, 02	1,389	Korea real estate investment trust

3) Hedging Contract

- US$50,000,000 of Currency Swap (Sell & Buy Swap)
  - To remove the foreign exchange risk arising from recent issuance of bonds with warrants, puttable on March 2002, Hanaro entered into a hedging contract.

4) Transfer of Business with Major Shareholders

1. Date of board resolution: February 19, 2002
2. Details of transfer
   - Company name: DreamX.net Co.
   - Subject of transfer: Hananet business (portal, E-Commerce, cyber education, etc.)
   - Assets: KRW 320 million
   - Liabilities: KRW 140 million
   - Other: The total amount of transfer may change at the time of signing the transfer contract.
3. Purpose of transfer: integration of E-Biz

8. Research and Development Activities

1) Summary of R&D activities

The basic directions of R&D activities are as the following:

- Through R&D activities applicable to immediate commercialization, the Company pursues creation of value-added services and e-business models utilizing existing networks, such as Internet applications, intelligent network services, and development of the wire-and-the wireless integrated services.

- By establishing a quality assurance system, the Company controls quality of products and services, and through founding a high quality equipment procurement system, the Company insures quality of equipment.

- R&D improves and develops the network management system.

- R&D provides corporate solutions optimal to telecommunications companies.

2) R&D unit

- Research unit consists of the following: i) Quality control center (three teams); ii) New technology development center (three teams); and iii) Digital economy research team & Research planning team.

3) R&D costs [The following table summarizes more comprehensive disclosure in the original Annual Report in Korean]

(Unit: in millions of Won)

Items	3Q 2001	2000	1999
Research expenses	5,130	7,354	2,285
Ordinary R&D expenses (intangible assets)	7,205	9,914	4,135
Others	-	1,45	63
Total	12,335	17,413	6,483

4) Achievement in R&D [The following table summarizes more comprehensive disclosure in the original Annual Report in Korean]

Major R&D	Period
Development of N/W management system & Intelligent N/W service	Jan.1, 2000 ~ Apr.30,2001
Development of Data N/W management system	Mar.23,2000 ~ May.11,2001
Development of CATV/HomeLAN N/W management System	Aug 2000 ~ Mar 2001
Development of Trunk VPN service	Jan 2001 ~ Mar 2001
Development of acting of Advertisement & Questionnaire service	Feb 2001 ~ June 2001
Development of Caller ID service	Oct 2000 ~ Mar 2001
Development of Perfect (one number) service	Apr 2001 ~ May 2001
Development of Billing & Statistic system	Nov 2000 ~ Apr 2001
Development of system for controlling of incoming call from Blacklist	Mar 2001 ~ Apr 2001
Development of Automatic Collect to Call Service	Jun 2001, ~ Jul 2001
Development of Card related Service	Jul 2001 ~ Sep 2001
Development of Tool for Statistic Servers	May 2001 ~ Jul 2001
Development of ADSL modem Start target	Jun 2001 ~ Oct 2001

5) Major Projects in Process

Projects	Period
Quality assurance system	Feb. 8, 01–Jan.7, 02
System management information exchange between N/W operators & development of gateway technology	Jan. 1, 01-Dec. 31, 01
DSLAM & CATV N/W management system for 2001	Apr. 1, 01-Dec. 31, 02
N/W management system of corporate customers for 2001	Apr. 9, 01-Nov. 30, 01
Database in knowledge information	May. 2, 01- Dec. 31, 01
PRM service	Jul, 01-Dec, 01
Perfect (One function) Service	Sep, 01 ~ Nov, 01

In research of VoIP QoS	Jul, 01 ~ Dec, 01
Mobile Telecommunication System on Broadband Internet	Jul. 1, 01 ~ Dec. 30, 01

8. Financing Activities in 2001

A) Summary of external financing

- Domestic

(Unit: in billions of Won)

Source	Initial amount	Increase (decrease)	Balance
Commercial banks	70	86	156
Insurance companies	75	(75)	-
Merchant banks	-	-	-
Lease companies	-	-	-
Mutual savings & finance companies	-	-	-
Other financial institutions	85	30	115
Sub-total (financial institutions)	230	41	271
Corporate bonds (private placement)	444	39	483
Corporate bonds (public offering)	390	-	390
Issuance of new shares	-	-	-
Asset Backed Securities		253	253
Others	-	55	55
Sub-total (capital market)	834	347	1,181
Debt to shareholders, directors, affiliated companies	-	-	-
Others	-	-	-
Total	1,064	388	1,452

- Overseas

(Unit: in millions of US$)

Source	Initial amount	Increase (decrease)	Balance
Financial institutions	-	-	-
Corporate bonds	-	100	100
Stocks	-	-	-
*Others	53.9	(12.9)	41.0
Total	53.9	87.1	141

B) Summary of external financing

- Trust contract

(Unit: in million Won)

Trustor	Trustee Bank	Date of trust	Amount	Remark
Hanaro Telecom, Inc.	Shinhan Bank	Oct. 23, 2001	965,348	Transfer of beneficiary certificate to HanaFos Securitization Speciality Co., Ltd.

- Asset Management Contract

1. Name of company: HanaFos Securitization Speciality Co., Ltd.
2. Contract period: October 9, 2001 – as long as Hanaro exists as a legal entity
3. Kind of asset and amount
   - Kind: Future receivables from broadband Internet access service fees paid by the company's subscribers
   - Amount: KRW 965,348 million
4. Scope of work: collection of revenue from the beneficiary certificates, related documentation, etc.
5. Management costs and fees
   - Management fee: 0.02% p.a. (face value of ABS, quarterly payment)

C) Credit rating of the past 3 years

Date	Subject of credit rating	Credit	Credit rating company
04/20/00	Commercial paper	A30	Korea Management Consulting & Credit Rating Corporation
04/20/00	Corporate bond	BBB-	Korea Management Consulting & Credit Rating Corporation
05/09/00	Commercial paper	A30	Korea Investors Service, Inc.
05/09/00	Corporate bond	BBB-	Korea Investors Service, Inc.
05/25/00	Corporate bond	BBB-	Korea Investors Service, Inc.
05/25/00	Corporate bond	BBB-	Korea Management Consulting & Credit Rating Corporation
10/23/00	Corporate bond	BBB-	Korea Management Consulting & Credit Rating Corporation
10/24/00	Commercial paper	A30	Korea Investors Service, Inc.
10/24/00	Corporate bond	BBB-	Korea Investors Service, Inc.
03/13/01	Commercial paper	A30	Korea Management Consulting & Credit

			Rating Corporation
05/31/01	Corporate bond	BBB-	Korea Management Consulting & Credit Rating Corporation
07/31/01	Corporate bond	BBB-	Korea Investors Service, Inc.
02/05/02	Commercial paper	A30	Korea Investors Service, Inc.
02/05/02	Corporate bond	BBB-	Korea Investors Service, Inc.
02/06/02	Commercial paper	A30	Korea Investors Service, Inc.
02/06/02	Corporate bond	BBB-	Korea Management Consulting & Credit Rating Corporation

III. Financial Information

1. Summarized Financial Statements

(Unit: in millions of Won)

Description	2001	2000	1999	1998	1997
[Current Asset]	642,773	704,084	989,225	781,599	596,684
Quick assets	628,471	673,484	981,524	781,599	596,684
Inventories	14,302	30,600	7,701	-	-
[Non-current Asset]	2,937,920	2,642,005	900,653	362,960	21,154
Investment Securities	203,435	194,114	67,710	32,751	13,871
Property and Equipment	2,718,361	2,427,970	828,063	330,209	3,306
Intangible Asset	16,124	19,921	4,881	-	-
Deferred Asset	-	-	-	-	3,977
Total Assets	**3,580,693**	**3,346,089**	**1,889,878**	**1,144,559**	**617,837**
[Current Liabilities]	904,816	743,862	273,027	149,162	3,194
[Non-current Liabilities]	1,246,547	931,024	45,115	3,017	6,591
Total Liabilities	**2,151,363**	**1,674,886**	**318,142**	**152,179**	**9,785**
[Paid-in Capital]	1,320,000	1,320,000	1,200,000	920,061	600,411
[Capital in excess of par value]	693,205	693,205	414,408	35,210	-
[Retained Earning]	586,097	-341,984	-42,867	37,1087	7,642

[Capital Adjustment]	-2,221	-18	195	-	-
Total Shareholders' Equity	**1,429,329**	**1,671,203**	**1,571,736**	**992,379**	**608,053**
Revenue	825,449	336,187	23,119	99	-
Operating Profit	165,188	-296,577	-140,307	-19,887	-
Ordinary Profit	244,113	-299,114	-77,423	36,776	7,650
Net Income	244,113	-299,118	-70,902	29,466	7,642

(Note) "–" Means minus figures

2. Accounting standards

a. Basis of Presentation

The Company maintains its official accounting records in Korean won and prepares its statutory non-consolidated financial statements in the Korean language (Hangul) in conformity with the accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying financial statements have been condensed, restructured and translated into English with certain expanded descriptions from the Korean language financial statements. Certain information included in the statutory Korean language financial statements, but not required for a fair presentation of the Company's financial position, results of operations or cash flows, is not presented in the accompanying financial statements.

The U.S. dollar amounts presented in these financial statements were computed by translating the Korean won into U.S. dollars based on the Korea Exchange Bank Basic Rate of ₩1,313.5 to US$1.00 at December 31, 2001, solely for the convenience of the reader. This convenience translation into U.S. dollars should not be construed as representations that the Korean won amounts have been, could have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

The significant accounting policies followed by the Company in preparing the accompanying financial statements are summarized as follows:

b. Revenue Recognition

Revenue related to installation of service and sale of customer premises equipment is recognized when equipment is delivered and installation is completed. Revenue from monthly recurring service is recognized in the month the service is provided.

c. Cash and Cash Equivalents

Cash and cash equivalents are bank deposits and short-term money market instruments that can be easily converted into cash and whose risk of value fluctuation arising from changes of interest rates is not material. Only investments with maturities of three months or less at the acquisition date are included in cash equivalents.

<u>Short-term Financial Instruments</u>

Short-term financial instruments primarily consist of time deposits with original maturities of less than one year and repurchase agreements that invest in short-term highly liquid securities. Short-term financial instruments are recorded at cost. Interest income on short-term financial instruments is accrued as earned.

d. Allowance for Doubtful Accounts

The allowance for doubtful accounts is provided based on the estimated collectibility of individual accounts and historical bad debt experience.

e. Inventories

Inventories consist primarily of modems and local area network equipment to be leased to customers. Inventories are stated at the lower of cost, determined using the average cost method or net realizable value. If the net realizable value of inventories is lower than cost, inventories are adjusted to net realizable value and the difference between cost and revalued amount is charged to current operations.

f. Marketable Securities

Marketable securities are stated at acquisition cost plus incidental expenses. If the fair value of marketable securities differs from the book value determined by the individual moving average method, marketable securities are stated at fair value and the unrealized gain or loss is reflected in current operations.

g. Investment Securities

(1) Equity Securities

Equity securities held for investment (excluding those of affiliates and subsidiaries discussed in the next paragraph) that are not actively quoted (e.g., an unlisted security) are stated at acquisition cost. Actively quoted (e.g., a listed security) securities, including those traded over-the-counter, are stated at fair value with a valuation gain or loss recorded as a capital adjustment. If the fair value of a listed equity security or the net equity value of an unlisted equity security held for investment declines compared to acquisition cost and is not expected to recover (an impaired investment security), the value of the equity security is adjusted to fair value or net equity value, with the valuation loss charged to current operations.

Equity securities held for investment that are in companies in which the Company is able to exercise significant influence over the investees are accounted for using the equity method. The Company's share in net income or net loss of investees is reflected in current operations. Changes in the retained earnings, capital surplus or other capital accounts of investees are accounted for as an adjustment to retained earnings or to capital adjustment.

(2) Debt Securities

Debt securities held for investment are classified as either held-to-maturity investment debt securities or available-for-sale investment debt securities at the time of purchase. Investments in debt securities of the types indicated below are classified as available-for-sale investment debt securities.

- All held-to-maturity investment debt securities if some portion was sold during the current period
- Securities obliged to be sold before maturity by legal regulations
- Securities accounted for as investment securities impairment loss

Held-to-maturity investment debt securities are stated at acquisition cost, as determined by the individual moving average method. When the face value of a held-to-maturity investment debt security differs from its acquisition cost, the effective interest method is applied to amortize the difference over the remaining term of the security. Available-for-sale investment debt securities are stated at fair value, with resulting valuation gains or losses recorded as a capital adjustment. If the fair value of a held-to-maturity or a available-for-sale investment debt security declines compared to the acquisition cost and is not expected to recover (an impaired investment security), the carrying value of the debt security is adjusted to fair value with the resulting valuation loss charged to current operations.

(3) Gain or Loss on Valuation of Investment Securities

The net unrealized gain or loss is presented as gain or loss on valuation of investment securities in capital adjustments. An unrealized valuation gain or loss of investment securities incurred in subsequent periods is deducted from or added to the previous balance of unrealized valuation gain or loss of investment securities. When investment securities are sold, the unrealized valuation gain or loss of investment securities included in the capital adjustment account is added to or deducted from the gain or loss on disposal. With respect to an impaired investment security, any unrealized valuation gain or loss on the security previously included in the capital adjustment account is reversed.

(4) Recovery of Impaired Investment Securities

For commercial companies, the recovery of previously impaired investment securities is accounted for as follows:

For marketable equity securities and available for sale debt securities, the recovery is recorded in capital adjustment. For unlisted equity securities and held-to-maturity debt securities, the recovery is recorded in current operations up to the amount of previously recognized impairment loss.

(5) Reclassification of Securities

If the company's objectives change, a trading security can be reclassified to investment securities, but only as of a balance sheet date. The difference between the fair value of the security as of the balance sheet date and the book value is recognized as gain or loss on valuation of trading securities and credited or charged to current operations. Investment securities cannot be reclassified to trading securities.

h. Valuation of Assets and Liabilities at Present Value

Long-term accounts receivable and long-term payables are valued at their present value as discounted at an appropriate discount rate. Discounts are amortized using the effective interest rate method and recognized as interest expense or interest income over the term of the related accounts.

i. Property and Equipment

Property and equipment are stated at cost. Expenditures that result in the enhancement of the value or extension of the useful life of the facilities involved are capitalized as additions to property and equipment. Interest expense, discount expenses and other financial charges, including certain foreign exchange translation gains and losses on borrowings associated with the manufacture, purchase, or construction of property and equipment, incurred prior to the completing the acquisition, are capitalized. The amount of capitalized interest is ₩5,418 million in 2001 and ₩6,722 million in 2000.

Depreciation is computed using the straight-line method based on the estimated useful lives of the assets as follows:

	Estimated Useful Lives
Buildings, building facilities and structures	50 years
Machinery	8 years
Vehicles and other	5~8 years

j. Leases

Lease agreements that include a bargain purchase option, result in the transfer of ownership by the end of the lease term, have a term equal to at least 75% of the estimated economic life of the leased property or where the present value of the minimum lease payments at the beginning of the lease term equals or exceeds 90% of the fair value of the leased property are accounted for as financial or capital leases. All other leases are accounted for as operating leases. Assets and liabilities related to financial leases are recorded as property and equipment and long-term debt, respectively, and the related interest is calculated using the effective interest rate method. In respect to operating leases, the future minimum lease payments are expensed ratably over the lease term while contingent rentals are expensed as incurred.

k. Intangibles

Intangibles are stated at cost, net of amortization. Amortization is computed using the straight-line method, based on the estimated useful lives of the assets as described below.

	Estimated Useful Lives
Goodwill	5 years
Property rights of industry	5-10 years
Cable line usage rights	20 years
Land rights	20 years
Development costs	1 year

l. Convertible Bonds and Bonds with Warrants

Interest expense on convertible bonds and bonds with warrants is recognized using the effective interest rate which equalizes the issued amount of bonds to the present value of the future cash outflow of the bonds. Accordingly, the differences between accrued interest and interest paid are presented as an addition to the nominal value of the bonds as a long-term accrued interest account.

Discounts on Debentures

Discounts on debentures are amortized over the redemption period of the debenture using the effective interest rate method. Amortization of discounts is recognized as interest expense.

m. Accrued Severance Indemnities

All employees with more than one year of service are entitled to receive a lump-sum payment upon termination of their employment with the Company, based on their length of service and rate of pay at the time of termination. The severance indemnities that would be payable assuming all employees were to resign as of December 31, 2001 and 2000, amounts to ₩15,664 million and ₩9,842 million, respectively.

Funding for this liability is not required by law, however, the Company has insured a portion of its obligations for severance indemnities, in order to obtain the related tax benefits, by making deposits with insurance companies. Withdrawal of these deposits, with a balance of ₩1,135 million and ₩28,434 million as of December 31, 2001 and 2000, is restricted to the payment of severance indemnities. The amounts funded under this insurance plan are classified as long-term financial instruments.

Before April 1999, the Company and its employees paid 3 percent and 6 percent, respectively, of monthly pay (as defined) to the National Pension Fund in accordance with the National Pension Law of Korea. The Company paid half of the employees' 6 percent portion and is paid back at the termination of service by offsetting the receivable against the severance payments. Such receivables, with a balance of ₩349 million and ₩459 million as of December 31, 2001 and 2000, are presented as deduction from accrued severance indemnities. Starting April 1999, the Company and its employees must pay 4.5 percent each of monthly pay to the National Pension Fund under the revised National Pension Law of Korea.

Changes in accrued severance indemnities for the years ended December 31, 2001 and 2000 are as follows (won in millions):

	Amount	
	2001	2000
Beginning of period	₩ 9,842	₩ 5,716
Severance payments	(2,837)	(1,848)
	7,005	3,868
Provision	8,659	5,974
End of period	₩ 15,664	₩ 9,842

n. Accounting for Foreign Currency Transactions and Translation

The Company maintains its accounts in Korean won. Transactions in foreign currencies are recorded in Korean won based on the prevailing rates of exchange on the transaction date. Monetary accounts with balances denominated in foreign currencies are recorded and reported in the accompanying financial statements at the exchange rates prevailing at the balance sheet date and the translation gains or losses are reflected in current operations. The balances have been translated using the rate announced by the Korea Exchange Bank, which was ₩1,313.5 and ₩1,260.0 to US$1.00 at December 31, 2001 and 2000, respectively.

o. Income Taxes

The provision for income taxes consists of the corporate income tax and resident surtax currently payable and the change in deferred income taxes for the year. The Company recognizes deferred income taxes arising from temporary differences between amounts reported for financial accounting and income tax purposes. Deferred income taxes will be offset against those incurred in the future, if any. Deferred income taxes will be recalculated based on the actual tax rate in effect at each balance sheet date (see Note 20).

Stock Compensation Expense

The Company records the difference between the present value of the exercise price and the stock price at the grant date as compensation expense with a corresponding credit to the capital adjustment account ("the minimum value method"). The computed deferred compensation expenses are allocated over the contracted vesting period. When the stock options are exercised with the issuance of new shares, the difference between the exercise price plus the stock option cost recorded in the capital adjustment account, and the par value of the new shares issued, is recorded as additional paid-in capital. However, for the stock options granted in 1999, compensation expense was calculated as the difference between the stock price at year end and the exercise price multiplied by the number of stock options (see Note 18).

2. Financial Statements

1) Balance Sheet

ASSETS	Korean Won 2001	Korean Won 2000	Translation into U.S. Dollars (Note 2) 2001	Translation into U.S. Dollars (Note 2) 2000
	(In millions)		(In thousands)	
CURRENT ASSETS:				
Cash and cash equivalents (Notes 3 and 5)	₩ 274,537	₩ 357,040	$ 209,012	$ 271,823
Short-term financial instruments (Notes 4, 5 and 14)	105,800	140,200	80,548	106,738
Marketable securities (Note 6)	50,586	15,318	38,512	11,662
Trade receivables, net of allowance for doubtful accounts of ₩3,358 million in 2001 and ₩822 million in 2000	130,677	77,981	99,488	59,369
Short-term loans, net of discount on present value of ₩444 million in 2001 and ₩18 million in 2000 (Note 8)	10,702	743	8,148	565
Accounts receivable-other, net of discount on present value of ₩37 million in 2000	5,944	1,050	4,525	800
Accrued income	3,137	8,006	2,389	6,095
Prepaid expenses (Note 9)	30,797	28,684	23,447	21,838
Prepaid income taxes	5,280	12,682	4,020	9,655
Advance payments	2,586	12,107	1,969	9,217
Forward exchange contracts (Note 16)	2,519	-	1,918	-
Inventories	14,302	30,601	10,888	23,297
Other current assets	5,905	19,673	4,49	14,978
	642,772	704,085	489,360	536,037
NON-CURRENT ASSETS:				
Long-term financial instruments (Notes 2, 4 and 5)	1,140	28,439	868	21,652
Investment securities (Note 7)	101,748	49,788	77,463	37,905

Long-term accounts receivable- other, net of discount on present value of ₩175 million in 2000	-	829	-	631
Long-term loans, net of discount on present value of ₩3,600 million in 2001 and ₩5,534 million in 2000 (Note 8)	13,637	21,431	10,382	16,316
Key-money deposits	65,959	60,734	50,216	46,238
Long-term prepaid expenses (Note 9)	20,951	32,892	15,950	25,041
Property and equipment, net (Notes 10, 12, 14 and 25)	2,718,361	2,427,970	2,069,555	1,848,474
Intangibles (Notes 11 and 25)	16,124	19,921	12,276	15,166
	2,937,920	2,642,004	2,236,710	2,011,423
Total Assets	₩ 3,580,692	₩ 3,346,089	₩ 2,726,070	₩ 2,547,460

LIABILITIES AND SHAREHOLDERS' EQUITY	Korean Won 2001	Korean Won 2000	Translation into U.S. Dollars (Note 2) 2001	Translation into U.S. Dollars (Note 2) 2000
	(In millions)		(In thousands)	
CURRENT LIABILITIES:				
Trade payables	₩ 103,477	₩ 117,408	$ 78,780	$ 89,385
Short-term borrowings (Note 13)	55,000	105,000	41,873	79,939
Other accounts payable	338,552	407,398	257,748	310,163
Advance received (Note 15)	98,955	346	75,337	264
Accrued expenses	30,658	19,159	23,341	14,587
Withholdings	4,238	4,779	3,226	3,638
Current maturities of long-term debt, net of discount on debentures of ₩506 million in 2001 and ₩34 million in 2000 (Notes 12 and 14)	249,410	86,536	189,882	65,882
Other current liabilities	24,526	3,235	18,672	2,463
	904,816	743,861	688,859	566,321
LONG-TERM LIABILITIES:				
Long-term debt, net of current portion (Note 14)	198,181	100,522	150,880	76,529
Debentures, net of current portion and discou nt on debentures (Note 14)	814,189	771,933	619,862	587,692
Long-term obligation under capital leases, net of current portion (Note 12)	57,508	49,187	43,782	37,447
Long-term advance received (Note 15)	155,482	-	118,372	-
Accrued severance indemnities, net of payments to National Pension of ₩349 million in 2001 and ₩459 million in 2000 (Note 2)	15,315	9,383	11,660	7,143
Other long-term liabilities	5,	-	4,471	-
	1,246,547	931,025	949,027	708,811
Total Liabilities	2,151,363	1,674,886	1,637,886	1,275,132
SHAREHOLDERS' EQUITY (Note 17):				
Capital stock	1,320,000	1,320,000	1,004,949	1,004,949
Paid-in capital in excess of par value	693,205	693,205	527,754	527,754
Accumulated deficit (net loss of ₩244,113 million in 2001 and ₩299,118 million in 2000)	(586,097)	(341,984)	(446,210)	(260,361)

Capital adjustments:				
Stock compensation (Note 18)	2,890	1,802	2,200	1,372
Valuation loss on investments, net (Note 7)	(669)	(1,820)	(509)	(1,386)
Total Shareholders' Equity	1,429,329	1,671,203	1,088,184	1,272,328
Total Liabilities and Shareholders' Equity	₩ 3,580 ,69 2	₩ 3,346,089	$ 2,726,070	$ 2,547,460

2) Income Statements

	Korean Won		Translation into U.S. Dollars (Note 2)	
	2001	2000	2001	2000
	(In millions, except per share amount)		(In thousands, except per share amount)	
OPERATING REVENUE (Note 25)	₩ 825,449	₩ 336,187	$ 628,434	$ 255,948
OPERATING EXPENSES (Note 19)	990,637	632,764	754,196	481,739
OPERATING LOSS	(165,188)	(296,577)	(125,762)	(225,791)
NON-OPERATING INCOME:				
Interest income	26,228	57,354	19,968	43,664
Gain on valuation of marketable securities	5,268	-	4,010	-
Gains on disposal of investments	1,393	-	1,060	-
Gain on foreign currency transactions	6,490	2,011	4,941	1,531
Gain on foreign currency translation	529	-	403	-
Gain on valuation of forward exchange contract (Note 16)	2,519	-	1,918	-
Reversal of stock compensation expenses	-	195	-	148
Other	6,550	1,644	4,989	1,252
	48,977	61,204	37,289	46,595
NON-OPERATING EXPENSES:				
Interest expense	106,781	43,825	81,296	33,365
Loss on foreign currency transactions	4,781	163	3,640	124
Loss on foreign currency translation	7,031	7,088	5,353	5,396
Loss on valuation of marketable securities	-	9,682	-	7,371
Loss on disposal of trade receivables (Note 15)	4,100	-	3,121	-
Impairment loss on i nvestment securities (Note 7)	3,594	-	2,736	-
Donations	717	723	546	550
Other	898	2,260	684	1,721
	127,902	63,741	97,376	48,527
ORDINARY LOSS	(244,113)	(299,114)	(185,849)	(227,723)
EXTRAORDINARY ITEMS	-	-	-	-
LOSS BEFORE INCOME TAXES	(244,113)	(299,114)	(185,849)	(227,723)
INCOME TAX EXPENSE (Note 20)	-	(4)	-	(3)
NET LOSS	₩ (244,113)	₩ (299,118)	$ (185,849)	$ (227,726)
ORDINARY LOSS PER SHARE (Note 21)	₩ (925)	₩ (1,160)	$ (0.70)	$ (0.88)
NET LOSS PER SHARE (Note 21)	₩ (925)	₩ (1,160)	$ (0.70)	$ (0.88)

DILUTED ORDINARY LOSS PER SHARE (Note 21)	₩ (924)	₩ -	$ (0.70)	$ -
DILUTED NET LOSS PER SHARE (Note 21)	₩ (924)	₩ -	$ (0.70)	$ -

3) Statements of Deposition of Deficit

	Korean Won		Translation into U.S. Dollars (Note 2)	
	2001	2000	2001	2000
	(In millions)		(In thousands)	
ACCUMULATED DEFICIT BEFORE DISPOSITION:				
Undisposed deficit carried over from prior year	₩ (341,984)	₩ (42,866)	$ (260,361)	$ (32,635)
Net loss	(244,113)	(299,118)	(185,849)	(227,726)
	(586,097)	(341,984)	(446,210)	(260,361)
DISPOSITION OF DEFICIT	-	-	-	-
UNDISPOSED DEFICIT TO BE CARRIED FORWARD TO SUBSEQUENT YEAR	₩ (586,097)	₩ (341,984)	$ (446,210)	$ (260,361)

4) Statements of Cash Flow

	Korean Won		Translation into U.S. Dollars (Note)	
	2001	2000	2001	2000
	(In millions)		(In thousands)	
CASH FLOWS FROM OPERATING ACTIVITIES:				
Net loss	₩ (244,113)	₩ (299,118)	$ (185,849)	$ (227,726)
Addition of expenses not involving cash outflows:				
Stock compensation expense	1,088	1,802	828	1,372
Provision for severance indemnities	8,659	5,974	6,592	4,548
Amortization of discount on debentures	7,873	3,411	5,994	2,596
Amortization of present value discount	-	37	-	28
Recognition of long-term accrued interest	4,700	-	3,578	-
Employee fringe benefits	396	2,179	302	1,659
Depreciation	322,311	182,858	245,383	139,214
Loss on foreign currency translation	7,031	7,088	5,353	5,396
Provision for doubtful accounts	2,536	727	1,931	554
Loss on disposal of marketable securities	5	2,200	4	1,675
Loss on valuation of marketable securities	-	9,682	-	7,371
Loss on disposal of property and equipment	803	38	612	29
Impairment loss on investment securities	3,594	-	2,736	-
	358,996	215,996	273,313	164,442
Deduction of revenues not involving cash inflows:				
Gain on valuation of marketable securities	5,268	-	4,010	-
Gain on disposal of marketable securities	190	-	145	-
Amortization of present value discount	2,116	1,675	1,611	1,276
Gain on valuation of forward exchange contract	2,519	-	1,918	-
Gain on disposal of property and equipment	52	69	40	53
Gain on disposal of investments	1,393	-	1,060	-
Gain on foreign currency translation	106	-	80	-
Reversal of stock compensation expense	-	195	-	148
	11,644	1,939	8,864	1,477
Changes in assets and liabilities resulting from operations:				
Increase in trade receivables	(55,232)	(69,322)	(42,049)	(52,777)
Increase in accounts receivable-other	(5,358)	(44)	(4,079)	(34)
Decrease (Increase) in accrued income	4,869	(2,373)	3,706	(1,807)
Decrease (Increase) in prepaid expenses	(2,113)	17,241	(1,609)	13,126
Decrease in prepaid income taxes	7,402	2,752	5,635	2,095
Decrease in advance payments	9,521	21,493	7,248	16,364
Increase in inventories	(78,528)	(285,253)	(59,784)	(217,171)
Decrease (Increase) in other current assets	13,768	(9,297)	10,482	(7,078)
Decrease in long-term prepaid expenses	11,941	3,938	9,091	2,998
Increase (Decrease) in trade payables	(13,931)	54,356	(10,605)	41,383

	Korean Won		Translation into U.S. Dollars (Note 2)	
	2001	2000	2001	2000
	(In millions)		(In thousands)	
Changes in assets and liabilities resulting from operations:				
Increase (Decrease) in other accounts payable	₩ (68,846)	₩ 205,476	$ (52,415)	$ 156,434
Increase in advance received	991	157	754	120
Increase in accrued expenses	11,499	14,617	8,754	11,128
Increase (Decrease) in withholdings	(541)	2,292	(412)	1,745
Increase in other current liabilities	21,291	2,480	16,209	1,889
Increase in other long-term liabilities	5,872	-	4,471	-
Decrease in payments to National Pension	110	134	84	102
Payments of severance indemnities	(2,837)	(1,848)	(2,160)	(1,407)
	(140,122)	(43,201)	(106,679)	(32,890)
Net cash flows used in operating activities	(36,883)	(128,262)	(28,079)	(97,651)
CASH FLOWS FROM INVESTING ACTIVITIES:				
Proceeds from disposal of marketable securities	629	2,867,477	479	2,183,081
Collection of short-term financial instruments	499,640	2,475,525	380,388	1,884,679
Redemption of short- term loans	760	658	579	501
Redemption of long-term loans	332	1,683	253	1,282
Proceeds from disposal of investment securities	3,708	-	2,823	-
Withdrawal of long- term financial instruments	27,496	1,444	20,933	1,099
Refund of key-money deposits	-	1,090	-	830
Proceeds from disposal of property and e quipment	1,228	373	935	284
Increase in short-term financial instruments	(465,240)	(2,114,649)	(354,199)	(1,609,935)
Purchase of marketable securities	(30,444)	(2,575,762)	(23,178)	(1,960,991)
Increase in short-term loans	-	(153)	-	(117)
Purchase of investment securities	(56,718)	(47,194)	(43,180)	(35,930)
Increase in long-term financial instruments	(197)	(26,659)	(150)	(20,296)
Increase in long-term loans	(1,751)	(8,030)	(1,332)	(6,113)
Payment of key-money deposits	(3,718)	(26,731)	(2,831)	(20,351)
Acquisition of property and equipment	(504,807)	(1,583,587)	(384,323)	(1,205,624)
Increase in intangibles	(11,250)	(22,892)	(8,565)	(17,428)
Net cash flows used in investing activities	(540,332)	(1,057,407)	(411,368)	(805,029)

	Korean Won		Translation into U.S. Dollars (Note 2)	
	2001	2000	2001	2000
	(In millions)		(In thousands)	
CASH FLOWS FROM FINANCING ACTIVITIES:				
Proceeds from short- term borrowings	₩ 55,000	₩ 104,920	$ 41,873	$ 79,878
Proceeds from long-term debt	128,829	79,394	98,080	60,445
Proceeds from long-term obligation under capital leases	43,407	69,111	33,047	52,616
Proceed from issuance of debentures	205,947	812,238	156,792	618,377

Increase in long-term advance received	309,000	-	235,249	-
Proceeds from issuance of common stock	-	398,797	-	303,614
Repayment of short-term borrowings	(105,000)	-	(79,939)	-
Repayment of long-term debt	(86,571)	(3,055)	(65,908)	(2,326)
Decrease in long-term advance received	(55,900)	-	(42,558)	-
Net cash flows provided by financing activities	494,712	1,461,405	376,636	1,112,604
NET INCREASE (DECREASE) IN CASH	(82,503)	275,736	(62,811)	209,924
CASH, BEGINNING OF YEAR	357,040	81,304	271,823	61,899
CASH, END OF YEAR	₩ 274,537	₩ 357,040	$ 209,012	$ 271,823

2) Notes to Financial Statements

1. GENERAL:

Hanaro Telecom, Inc. (the "Company") was incorporated on September 26, 1997 pursuant to the laws of the Republic of Korea ("Korea"). The Company was formed following its selection by the Ministry of Information and Communication ("MIC") on June 13, 1997 as the second carrier to provide local telephony services in Korea. The Company commenced providing local call and high-speed data access, including internet and multimedia access, on April 1, 1999 in the cities of Seoul, Pusan, Ulsan and Incheon.

On November 11, 1998, the Company was listed on the Korea Securities Dealers Automated Quotation System ("KOSDAQ"). The Company issued ADRs (American Depository Receipts) on April 4, 2000, which are traded on the National Association of Securities Dealers Automated Quotation System ("NASDAQ").

The Company's headquarters is located in Seocho-Gu, Seoul. The Company has 10 domestic branches and also has invested in several companies such as Hanaro Telecom America, Inc., Hanaro Realty Development & Management Co., Ltd., Hanaro Customer Service, Inc., Hanaro Internetdesk Co., Ltd., Hanaro Technologies, Inc. and Dreamline Co. in order to facilitate and strengthen its services.

As of December 31, 2001, the shareholders of the Company are as follows:

	Number of shares	Percentage of Ownership (%)
Samsung Electronics Co., Ltd.	23,542,281	8.92
Dacom Corporation	19,754,656	7.48
SK Telecom	15,117,710	5.73
Daewoo Securities Co., Ltd.	12,000,000	4.55
LG Electronics, Inc.	11,175,047	4.23
LG Insurance Co., Ltd.	8,025,156	3.04
LG Telecom Co., Ltd.	5,397,574	2.04
Onse Telecom	3,622,533	1.37

Korea Veterans Welfare Corporation	3,406,050	1.29
Employee stock ownership association	1,745,777	0.66
Others	160,213,216	60.69
	264,000,000	100.00

Beginning in 1997, Korea and other countries in the Asia Pacific region experienced a severe contraction in substantially all aspects of their economies. This situation is commonly referred to as the 1997 Asian Financial Crisis. In response to this situation, the Korean government and the private sector began implementing structural reforms to historical business practices.

The Korean economy continues to experience difficulties, particularly in the areas of restructuring private enterprises and reforming the banking industry. The Korean government continues to apply pressure to Korean companies to restructure into more efficient and profitable firms. The banking industry is currently undergoing consolidations and uncertainty exists with regards to the continued availability of financing. The Company may be either directly or indirectly affected by the situation described above. The accompanying non-consolidated financial statements reflect management's current assessment of the impact to date of the economic situation on the financial position of the Company. Actual results may differ materially from management's current assessment.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

A. Basis of Presentation

The Company maintains its official accounting records in Korean won and prepares its statutory non-consolidated financial statements in the Korean language (Hangul) in conformity with the accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying financial statements have been condensed, restructured and translated into English with certain expanded descriptions from the Korean language financial statements. Certain information included in the statutory Korean language financial statements, but not required for a fair presentation of the Company's financial position, results of operations or cash flows, is not presented in the accompanying financial statements.

The U.S. dollar amounts presented in these financial statements were computed by translating the Korean won into U.S. dollars based on the Korea Exchange Bank Basic Rate of ₩1,313.5 to US$1.00 at December 31, 2001, solely for the convenience of the reader. This convenience translation into U.S. dollars should not be construed as representations that the Korean won amounts have been, could have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

The significant accounting policies followed by the Company in preparing the accompanying financial statements are summarized as follows:

Revenue Recognition

Revenue related to installation of service and sale of customer premises equipment is recognized when equipment is delivered and installation is completed. Revenue from monthly recurring service is recognized in the month the service is provided.

Cash and Cash Equivalents

Cash and cash equivalents are bank deposits and short-term money market instruments that can be easily converted into cash and whose risk of value fluctuation arising from changes of interest rates is not material. Only investments with maturities of three months or less at the acquisition date are included in cash equivalents.

Short-term Financial Instruments

Short-term financial instruments primarily consist of time deposits with original maturities of less than one year and repurchase agreements that invest in short-term highly liquid securities. Short-term financial instruments are recorded at cost. Interest income on short-term financial instruments is accrued as earned.

Allowance for Doubtful Accounts

The allowance for doubtful accounts is provided based on the estimated collectibility of individual accounts and historical bad debt experience.

Inventories

Inventories consist primarily of modems and local area network equipment to be leased to customers. Inventories are stated at the lower of cost, determined using the average cost method or net realizable value. If the net realizable value of inventories is lower than cost, inventories are adjusted to net realizable value and the difference between cost and revalued amount is charged to current operations.

Marketable Securities

Marketable securities are stated at acquisition cost plus incidental expenses. If the fair value of marketable securities differs from the book value determined by the individual moving average method, marketable securities are stated at fair value and the unrealized gain or loss is reflected in current operations.

Investment Securities

(1) Equity Securities

Equity securities held for investment (excluding those of affiliates and subsidiaries discussed in the next paragraph) that are not actively quoted (e.g., an unlisted security) are stated at acquisition cost. Actively quoted (e.g., a listed security) securities, including those traded over-the-counter, are stated at fair value with a valuation gain or loss recorded as a capital adjustment. If the fair value of a listed equity security or the net equity value of an unlisted equity security held for investment declines compared to acquisition cost and is not expected to recover (an impaired investment security), the value of the equity security is adjusted to fair value or net equity value, with the valuation loss charged to current operations.

Equity securities held for investment that are in companies in which the Company is able to exercise significant influence over the investees are accounted for using the equity method. The Company's share in net income or net loss of investees is reflected in current operations. Changes in the retained earnings, capital surplus or other capital accounts of investees are accounted for as an adjustment to retained earnings or to capital adjustment.

(2) Debt Securities

Debt securities held for investment are classified as either held-to-maturity investment debt securities or available-for-sale investment debt securities at the time of purchase. Investments in debt securities of the types indicated below are classified as available-for-sale investment debt securities.

- All held-to-maturity investment debt securities if some portion was sold during the current period
- Securities obliged to be sold before maturity by legal regulations
- Securities accounted for as investment securities impairment loss

Held-to-maturity investment debt securities are stated at acquisition cost, as determined by the individual moving average method. When the face value of a held-to-maturity investment debt security differs from its acquisition cost, the effective interest method is applied to amortize the difference over the remaining term of the security. Available-for-sale investment debt securities are stated at fair value, with resulting valuation gains or losses recorded as a capital adjustment. If the fair value of a held-to-maturity or a available-for-sale investment debt security declines compared to the acquisition cost and is not expected to recover (an impaired investment security), the carrying value of the debt security is adjusted to fair value with the resulting valuation loss charged to current operations.

(3) Gain or Loss on Valuation of Investment Securities

The net unrealized gain or loss is presented as gain or loss on valuation of investment securities in capital adjustments. An unrealized valuation gain or loss of investment securities incurred in subsequent periods is deducted from or added to the previous balance of unrealized valuation gain or loss of investment securities. When investment securities are sold, the unrealized valuation gain or loss of investment securities included in the capital adjustment account is added to or deducted from the gain or loss on disposal. With respect to an impaired investment security, any unrealized valuation gain or loss on the security previously included in the capital adjustment account is reversed.

(4) Recovery of Impaired Investment Securities

For commercial companies, the recovery of previously impaired investment securities is accounted for as follows:

For marketable equity securities and available for sale debt securities, the recovery is recorded in capital adjustment.

For unlisted equity securities and held-to-maturity debt securities, the recovery is recorded in current operations up to the amount of previously recognized impairment loss.

(5) Reclassification of Securities

If the company's objectives change, a trading security can be reclassified to investment securities, but only as of a balance sheet date. The difference between the fair value of the security as of the balance sheet date and the book value is recognized as gain or loss on valuation of trading securities and credited or charged to current operations. Investment securities cannot be reclassified to trading securities.

Valuation of Assets and Liabilities at Present Value

Long-term accounts receivable and long-term payables are valued at their present value as discounted at an appropriate discount rate. Discounts are amortized using the effective interest rate method and recognized as interest expense or interest income over the term of the related accounts.

Property and Equipment

Property and equipment are stated at cost. Expenditures that result in the enhancement of the value or extension of the useful life of the facilities involved are capitalized as additions to property and equipment. Interest expense, discount expenses and other financial charges, including certain foreign exchange translation gains and losses on borrowings associated with the manufacture, purchase, or construction of property and equipment, incurred prior to the completing the acquisition, are capitalized. The amount of capitalized interest is ₩5,418 million in 2001 and ₩6,722 million in 2000.

Depreciation is computed using the straight-line method based on the estimated useful lives of the assets as follows:

	Estimated Useful Lives
Buildings, building facilities and structures	50 years
Machinery	8 years

Vehicles and other	5~ 8 years

Leases

Lease agreements that include a bargain purchase option, result in the transfer of ownership by the end of the lease term, have a term equal to at least 75% of the estimated economic life of the leased property or where the present value of the minimum lease payments at the beginning of the lease term equals or exceeds 90% of the fair value of the leased property are accounted for as financial or capital leases. All other leases are accounted for as operating leases. Assets and liabilities related to financial leases are recorded as property and equipment and long-term debt, respectively, and the related interest is calculated using the effective interest rate method. In respect to operating leases, the future minimum lease payments are expensed ratably over the lease term while contingent rentals are expensed as incurred.

Intangibles

Intangibles are stated at cost, net of amortization. Amortization is computed using the straight-line method, based on the estimated useful lives of the assets as described below.

	Estimated Useful Lives
Goodwill	5 years
Property rights of industry	5-10 years
Cable line usage rights	20 years
Land rights	20 years
Development costs	1 year

Convertible Bonds and Bonds with Warrants

Interest expense on convertible bonds and bonds with warrants is recognized using the effective interest rate which equalizes the issued amount of bonds to the present value of the future cash outflow of the bonds. Accordingly, the differences between accrued interest and interest paid are presented as an addition to the nominal value of the bonds as a long-term accrued interest account.

Discounts on Debentures

Discounts on debentures are amortized over the redemption period of the debenture using the effective interest rate method. Amortization of discounts is recognized as interest expense.

Accrued Severance Indemnities

All employees with more than one year of service are entitled to receive a lump-sum payment upon termination of their employment with the Company, based on their length of service and rate of pay at the time of termination. The severance indemnities that would be payable assuming all employees were to resign as of December 31, 2001 and 2000, amounts to ₩15,664 million and ₩9,842 million, respectively.

Funding for this liability is not required by law, however, the Company has insured a portion of its obligations for severance indemnities, in order to obtain the related tax benefits, by making deposits with insurance companies. Withdrawal of these deposits, with a balance of ₩1,135 million and ₩28,434 million as of December 31, 2001 and 2000, is restricted to the payment of severance indemnities. The amounts funded under this insurance plan are classified as long-term financial instruments.

Before April 1999, the Company and its employees paid 3 percent and 6 percent, respectively, of monthly pay (as defined) to the National Pension Fund in accordance with the National Pension Law of Korea. The Company paid half of the employees' 6 percent portion and is paid back at the termination of service by offsetting the receivable against the severance payments. Such receivables, with a balance of ₩349 million and ₩459 million as of December 31, 2001 and 2000, are presented as deduction from accrued severance indemnities. Starting April 1999, the Company and its employees must pay 4.5 percent each of monthly pay to the National Pension Fund under the revised National Pension Law of Korea.

Changes in accrued severance indemnities for the years ended December 31, 2001 and 2000 are as follows (won in millions):

	Amount			
	2001		2000	
Beginning of period	₩	9,842	₩	5,716
Severance payments		(2,837)		(1,848)
		7,005		3,868
Provision		8,659		5,974
End of period	₩	15,664	₩	9,842

Accounting for Foreign Currency Transactions and Translation

The Company maintains its accounts in Korean won. Transactions in foreign currencies are recorded in Korean won based on the prevailing rates of exchange on the transaction date. Monetary accounts with balances denominated in foreign currencies are recorded and reported in the accompanying financial statements at the exchange rates prevailing at the balance sheet date and the translation gains or losses are reflected in current operations. The balances have been translated using the rate announced by the Korea Exchange Bank, which was ₩1,313.5 and ₩1,260.0 to US$1.00 at December 31, 2001 and 2000, respectively.

Income Taxes

The provision for income taxes consists of the corporate income tax and resident surtax currently payable and the change in deferred income taxes for the year. The Company recognizes deferred income taxes arising from temporary differences between amounts reported for financial accounting and income tax purposes. Deferred income taxes will be offset against those incurred in the future, if any. Deferred income taxes will be recalculated based on the actual tax rate in effect at each balance sheet date (see Note 20).

Stock Compensation Expense

The Company records the difference between the present value of the exercise price and the stock price at the grant date as compensation expense with a corresponding credit to the capital adjustment account ("the minimum value method"). The computed deferred compensation expenses are allocated over the contracted vesting period. When the stock options are exercised with the issuance of new shares, the difference between the exercise price plus the stock option cost recorded in the capital adjustment account, and the par value of the new shares issued, is recorded as additional paid-in capital. However, for the stock options granted in 1999, compensation expense was calculated as the difference between the stock price at year end and the exercise price multiplied by the number of stock options (see Note 18).

3. CASH AND CASH EQUIVALENTS:

Cash and cash equivalents as of December 31, 2001 and 2000 are as follows (won in millions):

	Interest rate per annum (%)	Amount	
	2001	2001	2000
Cash on hand	-	₩ 6	₩ 4
Passbook accounts	1.0	556	68
Time deposits	4.4 ~ 5.0	50,000	50,000
Time deposits in foreign currency	2.1	12,482	-
Money market fund	4.0 ~ 5.6	158,753	240,865
Repurchase agreements	4.6 ~ 5.0	11,740	-
Specified money trust	4.9 ~ 5.1	13,000	-
Fixed interest instruments	4.8 ~ 5.5	28,000	3,100
Passbook accounts in foreign currency	-	-	3
Bankers' notes	-	-	58,000
Notes issued by others	-	-	5,000
		₩ 274,537	₩ 357,040

4. SHORT-TERM AND LONG-TERM FINANCIAL INSTRUMENTS:

(1) Short-term financial instruments as of December 31, 2001 and 2000 are as follows (won in millions):

	Interest rate per annum(%)	Amount	
	2001	2001	2000
Time deposits	4.6 ~ 5.4	₩ 37,800	₩ 140,200
Repurchase agreements	4.6 ~ 6.5	68,000	-
		₩ 105,800	₩ 140,200

(2) Long-term financial instruments as of December 31, 2001 and 2000 are as follows (won in millions):

	Interest rate per annum(%)	Amount	
	2001	2001	2000
Deposits for checking accounts	-	₩ 5	₩ 5
Severance indemnity insurance deposits	5.0 ~ 6.5	1,135	28,434
		₩ 1,140	₩ 28,439

5. RESTRICTED DEPOSITS:

As of December 31, 2001 and 2000, the following deposits are subject to withdrawal restriction for guarantee for the payment of borrowings, checking accounts, severance payment and other reasons (won in millions).

	Amount	
	2001	2000
Cash and cash equivalents:		
Time deposits	₩ 30,000	₩ -
Short-term financial instruments:		
Time deposits	10,800	12,200
Repurchase agreements	5,000	-

	15,800	12,200
Long-term financial instruments		
Deposits for checking accounts	5	5
Severance indemnity insurance deposits	1,135	28,434
	1,140	28,439
	₩ 46,940	₩ 40,639

6. MARKETABLE SECURITIES:

Marketable securities as of December 31, 2001 and 2000 are as follows (won in millions):

	2001		2000	
	Acquisition cost	Fair value	Acquisition cost	Fair value
Beneficiary Certificates (Equity Securities)	₩ 25,000	₩ 20,468	₩ 25,000	₩ 15,318
Beneficiary Certificates (Debt Securities)	30,000	30,118	-	-
	₩ 55,000	₩ 50,586	₩ 25,000	₩ 15,318

7. INVESTMENT SECURITIES:

(1) Investment securities as of December 31, 2001 and 2000 consist of the following (won in millions):

	Ownership percentage (%)		Amount	
	2001	2000	2001	2000
Listed equity securities:				
LG Telecom Co., Ltd.	1.00	-	₩ 8,534	₩ -
Netsecure Technology, Inc.	3.16	-	802	-
			9,336	-
Equity securities accounted for using equity method				
Dreamline Co.	32.18	-	39,530	-
Investments in affiliates (unlisted equity securities):				
Hanaro Realty Development & Management Co., Ltd	99.99	99.99	2,500	2,500
Hanaro Customer Service, Inc.	99.99	99.99	900	900
Hanaro Web N TV	100.00	100.00	17,309	17,309
Hanaro Internetdesk Co., Ltd.	99.99	99.99	1,000	1,000
Hanaro Technologies, Inc.	99.99	99.99	1,000	1,000
M-commerce Co., Ltd.	45.80	52.01	3,621	5,201
Hanaro Telecom America, Inc.	100.00	100.00	23	23
Others	-	-	424	3,652
			26,777	31,585
Other non-listed equity securities:				
Korea Information Assurance, Inc.	0.50	0.50	100	100
Media Valley, Inc.	5.40	5.40	497	900
C.C.S. Inc.	10.00	10.00	4,500	4,500
Gameventure, Inc.	9.64	9.64	1,780	1,780

Dauinternet, Inc.	1.11	1.09	1,100	1,100
Others	-	-	5,774	6,469
			13,751	14,849
Debt securities:				
C.C.S. Inc.	-	-	240	240
Hanafos Securitization Speciality Co., Ltd. and others	-	-	9,000	-
			9,240	240
Investments in funds:				
Engineering Benevolent Association	0.03	0.03	14	14
KDBC – Hanaro Interventure Fund	31.00	31.00	3,100	3,100
			3,114	3,114
			₩ 101,748	₩ 49,788

(2) Listed equity securities as of December 31, 2001 and 2000 are as follows (won in millions):

	2001		2000	
	Acquisition cost	Fair value	Acquisition cost	Fair value
LG Telecom Co., Ltd.	₩ 5,396	₩ 8,534	₩ -	₩ -
Netsecure Technology, Inc.	1,399	802	-	-
	₩ 6,795	₩ 9,336	₩ -	₩ -

(3) Equity securities accounted for using equity method as of December 31, 2001 and 2000 are as follows (won in millions):

	2001		2000	
	Acquisition cost	Book value	Acquisition cost	Book value
Dreamline Co.	₩ 39,530	₩ 39,530	₩ -	₩ -

(4) Investments in affiliates as of December 31, 2001 and 2000 are as follows (won in millions):

	2001			2000
	Acquisition cost	Net asset value	Book value	Book value
Hanaro Realty Development & Management Co., Ltd	₩ 2,500	₩ 2,727	₩ 2,500	₩ 2,500
Hanaro Customer Service, Inc.	900	883	900	900
Hanaro Web N TV	17,309	4,158	17,309	17,309
Hanaro Internetdesk Co., Ltd.	1,000	1,041	1,000	1,000
Hanaro Technologies, Inc.	1,000	1,022	1,000	1,000
M-commerce Co., Ltd.	5,100	-	3,621	5,201
Hanaro Telecom America, Inc.	23	123	23	23
Others	1,500	418	424	3,652
	₩ 29,332	₩ 10,372	₩ 26,777	₩ 31,585

In accordance with Interpretation 42-59 of the Financial Accounting Standards, the Company did not apply the equity method of accounting for the above investments in affiliates since the total assets of the individual invested company were less than ₩7,000 million as of the prior year end and the effect of applying the equity method would not be material to the financial statements. Investments in affiliates of which net asset value declined and is not expected to recover were adjusted to net asset value or fair value, with the valuation loss charged to current operations.

(5) Other non-listed equity securities as of December 31, 2001 and 2000 are as follows (won in millions):

	2001			2000
	Acquisition cost	Net asset value	Book value	Book value
Korea Information Assurance Inc.	₩ 100	₩ 89	₩ 100	₩ 100
Media Valley Inc.	900	497	497	900
C.C.S. Inc.	4,500	1,875	4,500	4,500
Gameventure, Inc.	1,780	411	1,780	1,780
Dauinternet, Inc.	1,100	212	1,100	1,100
Others	6,410	2,191	5,774	6,469
	₩ 14,790	₩ 5,275	₩ 13,751	₩ 14,849

Other non-listed equity securities of which net asset value declined and is not expected to recover were adjusted to net asset value or fair value, with the valuation loss charged to current operations.

(6) Debt securities as of December 31, 2001 and 2000 are as follows (won in millions):

	2001		2000	
	Acquisition cost	Book value	Acquisition cost	Book value
Corporate bonds:				
C.C.S. Inc.	₩ 240	₩ 240	₩ 240	₩ 240
Subordinate debt investments:				
Collateralized Bond Obligations (CBO)	3,210	-	1,820	-
Asset Backed Securities (ABS)	9,000	9,000	-	-
	₩ 12,450	₩ 9,240	₩ 2,060	₩ 240

As the fair value of the CBO was evaluated as nil as of December 31, 2001 and 2000, the Company reflected ₩3,210 million and ₩1,820 million of valuation loss as a capital adjustment in 2001 and 2000, respectively. Asset Backed Securities (ABS) were purchased from Hanafos Securitization Speciality Co., Ltd. ("Hanafos") in conjunction with the Company's transfer of the beneficiary certificates to Hanafos, endowed in return for the Company's future trade receivables (see Note 15).

8. LOANS TO EMPLOYEES:

Short-term and long-term loans to employees as of December 31, 2001 and 2000 are as follows (won in millions):

Interest rate per	2001		2000	
annum (%)	Short-term	Long-term	Short-term	Long-term

Loans to employees for share ownership	-	₩ 10,199	₩ 5,202	₩ -	₩ 15,737
Loans to employees for housing	2.0	877	5,081	720	4,279
Other	-	70	54	40	49
		11,146	10,337	760	20,065
Less: discount on present value		(444)	(2,260)	(17)	(3,704)
		₩ 10,702	₩ 8,077	₩ 743	₩ 16,361

9. PREPAID EXPENSES AND LONG-TERM PREPAID EXPENSES:

The acquisition cost of personal computers which are related to the Company's PC-PLUS I and II program are recorded as prepaid expenses at the time of sales and recognized as expense over the three-year term of the agreement. ₩5,836 million and ₩32,892 million are recorded as long-term prepaid expenses as of December 31, 2001 and 2000, respectively, and ₩27,056 million and ₩27,483 million are recorded as prepaid expenses as of December 31, 2001 and 2000, respectively.

10. PROPERTY AND EQUIPMENT:

Property and equipment as of December 31, 2001 and 2000 are as follows (won in millions):

	Amount	
	2001	2000
Land	₩ 150,554	₩ 126,762
Buildings	228,483	212,858
Building facilities	2,894	2,496
Structures	192	134
Machinery	2,739,103	2,075,717
Vehicles	604	685
Other	48,483	45,787
Construction in progress	74,748	183,503
Machinery in transit	268	523
	3,245,329	2,648,465
Less: Accumulated depreciation		
Buildings	(10,676)	(5,865)
Building facilities	(139)	(85)
Structures	(8)	(5)
Machinery	(500,216)	(205,485)
Vehicles	(221)	(200)
Other	(15,708)	(8,855)
	(526,968)	(220,495)
	₩ 2,718,361	₩ 2,427,970

Depreciable assets are insured for fire and other casualty losses up to ₩1,877,386 million and ₩2,300,500 million as of December 31, 2001 and 2000, respectively.

The market value of the Company's land based on the official price of land (published by Ministry of Construction and Traffic) is ₩132,462 million and ₩95,220 million as of December 31, 2001 and 2000, respectively.

11. INTANGIBLES:

(1) Intangibles as of December 31, 2001 and 2000 are as follows (won in millions):

	Amount	
	2001	2000
Goodwill	₩ 1,108	₩ 1,533
Property rights of industry	23	31
Cable line usage rights	13,668	12,864
Development costs	1,251	5,493
Land rights	74	-
	₩ 16,124	₩ 19,921

(2) Amortization of intangibles for the years ended December 31, 2001 and 2000 is as follows (won in millions):

	Amount	
	2001	2000
Goodwill	₩ 425	₩ 403
Property rights of industry	8	7
Cable line usage rights	714	624
Development costs	13,897	6,817
Land rights	4	-
	₩ 15,048	₩ 7,851

(3) ₩6,352 million and ₩7,499 million of ordinary research and development costs were charged to expense as incurred for the years ended December 31, 2001 and 2000, respectively.

(4) Changes in development costs (intangibles) for the years ended December 31, 2001 and 2000 are as follows (won in millions):

	Amount	
	2001	2000
Beginning of period	₩ 5,493	₩ 2,396
Increase	9,655	9,914
Amortization	(13,897)	(6,817)
End of period	₩ 1,251	₩ 5,493

12. LEASES:

(1) The Company has operating lease agreements for the rights to use various underground facilities to house its

fiber-optic cable network, leased lines, telecommunication equipments and automobiles with some Metropolitan Subway Corp., Powercomm Corp., Dacom Corp., Cisco Systems Capital Korea Ltd. and AVIS RENT A CAR Co. The payment schedule for the operating leases is as follows (won in millions):

Year	Underground facilities	Leased lines	Amount Telecommunication equipments	Automobiles	Total
2002	₩ 5,022	₩ 37,852	₩ 8,626	₩ 1,086	₩ 52,586
2003	5,022	19,332	8,626	384	33,364
2004	5,022	15,713	7,796	35	28,566
2005	5,022	15,713	-	-	20,735
	₩ 20,088	₩ 88,610	₩ 25,048	₩ 1,505	₩ 135,251

(2) The Company also has capital lease agreements with Korea Hewlett Packard Co., LG Card Services Corp., Samsung Card Co., Ltd., and Cisco Systems Capital Korea Ltd. for certain machinery and equipment. As of December 31, 2001 and 2000, the acquisition cost of machinery and equipment under capital leases was ₩75,203 million and ₩25,649 million, respectively, and depreciation expenses related to the these capital leases for the years ended December 31, 2001 and 2000 amount to ₩4,920 million and ₩1,012 million, respectively.

The future annual payments under these capital lease agreements as of December 31, 2001 are as follows (won in millions and dollar in thousands):

Year	Principal: Korean won	Principal: US dollars	Principal: Won equivalent	Interest: Korean won	Interest: US dollars	Interest: Won equivalent	Total lease payment
2002	₩ 30,713	$ 3,759	₩ 4,937	₩ 6,041	$ 858	₩ 1,127	₩ 42,818
2003	26,562	4,118	5,409	3,022	499	655	35,648
2004	15,805	2,733	3,589	1,176	127	167	20,737
2005	5,949	146	193	192	3	4	6,338
	₩ 79,029	$ 10,756	14,128	₩ 10,431	$ 1,487	1,953	₩ 105,541
			79,029			10,431	
			93,157			₩ 12,384	
Less: Current portion			(35,649)				
			₩ 57,508				

13. SHORT-TERM BORROWINGS:

Short-term borrowings as of December 31, 2001 and 2000 are as follows (won in millions):

	Interest rate per annum (%) 2001	Amount 2001	Amount 2000
Bank overdraft	-	₩ -	₩ 30,000
General loans	-	-	75,000
Issuance of commercial paper	7.55 ~ 8.25	55,000	-
		₩ 55,000	₩ 105,000

14. LONG-TERM DEBT AND DEBENTURES:

(1) Long-term debt in local currency as of December 31, 2001 and 2000 is as follows (won in millions):

	Interest rate per annum(%) 2001	Amount 2001	Amount 2000
Information promotion fund	5.00 ~ 7.25	₩ 159,727	₩ 69,603
General loans	7.60 ~ 9.94	32,000	-
		191,727	69,603
Less: Current portion		(16,318)	(6,705)
		₩ 175,409	₩ 62,898

(2) Long-term debt in foreign currency as of December 31, 2001 and 2000 is as follows (won in millions, dollar in thousands):

	Interest rate per annum(%) 2001	US dollars 2001	US dollars 2000	Won equivalent 2001	Won equivalent 2000
Facility loans	9.16	$ 29,860	$ 41,299	₩ 39,221	₩ 52,036
Less: Current portion		(12,523)	(11,439)	(16,449)	(14,412)
		$ 17,337	$ 29,860	₩ 22,772	₩ 37,624

(3) Debentures as of December 31, 2001 and 2000 are as follows (won in millions):

	Interest rate per annum(%)	Due	Amount 2001	Amount 2000
1st	9.00	2000~2003	₩ 250,000	₩ 250,000
2nd	Prime rate + 0.95	2000~2005	306,250	350,000
3rd	8.00	2000~2003	140,000	140,000
4th	8.82	2000~2002	30,000	30,000
5th	10.23	2000~2002	12,000	12,000
6th	9.03	2000~2002	7,000	7,000
7th	10.08	2000~2002	20,000	20,000
8th	10.13	2000~2002	10,000	10,000
9th	10.18	2000~2002	15,000	15,000
10th	9.67	2001~2003	10,000	-
11th	9.67	2001~2003	10,000	-

12th	9.67	2001~2003	10,000	-
13th	4.50	2001~2006	131,350	-
14th	9.34	2001~2003	10,000	-
15th	7.84	2001~2004	15,000	-
16th	2.00	2001~2004	27,800	-
			1,004,400	834,000
Less: Current portion			(181,500)	(43,750)
Discount on debentures			(13,411)	(18,317)
Add: Long-term accrued interest			4,700	-
			₩ 814,189	₩ 771,933

(4) On March 6, 2001, the Company issued bonds with stock warrants ("13th debenture") denominated in foreign currency of US$ 100,000 thousand with a zero coupon interest rate and a guaranteed interest rate of 4.5% after one year from issuance. The warrants may be exercised from June 6, 2001 to February 6, 2006. The exercise price is ₩5,000 at an exchange rate of ₩1,235.7 to US$1.00. Up to 24,714,000 shares can be issued if all warrants are exercised. In connection with the bonds with stock warrants, the Company recorded ₩4,694 million as long-term accrued interest, which is shown as an addition to debentures, as of December 31, 2001.

The above bonds with stock warrants have a right to claim early repayment after one year from issuance. On February 4, 2002, the Company was noticed of the claim for early repayment in full amount.

(5) On December 24, 2001, the Company issued convertible bonds ("16th debenture") with a 1.0% coupon interest rate and a guaranteed interest rate on maturity of 2.0%. The bonds may be converted into common stock from December 24, 2002 to December 23, 2004 at the conversion price of ₩5,000. For the bonds which are not converted, the Company will redeem them with a premium calculated by applying the compound interest rate method to the difference between the guaranteed interest rate and the coupon interest rate. In relation to these convertible bonds, the Company recorded ₩6 million as long-term accrued interest, which is shown as an addition to debentures, as of December 31, 2001.

(6) The schedule of principal payments of debentures and long-term debt (excluding capital lease obligations explained in Note 12) as of December 31, 2001 is as follows (won in millions and dollar in thousands):

Year	Long-term debt Korean won	Long-term debt in foreign currency US dollar	Long-term debt in foreign currency Won equivalent	Debentures Korean won	Total
2002	₩ 16,318	$ 12,523	₩ 16,449	₩ 181,500	₩ 214,267
2003	48,496	13,711	18,009	517,500	584,005
2004	63,773	3,626	4,763	130,300	198,836
2005	39,159	-	-	43,750	82,909
2006	23,981	-	-	131,350	155,331
	₩ 191,727	$ 29,860	₩ 39,221	₩1,004,400	₩ 1,235,348

(7) A substantial portion of property and equipment and financial instruments is pledged as collateral for various borrowings up to ₩541,102 million as of December 31, 2001.

15. ADVANCE RECEIVED AND LONG-TERM ADVANCE RECEIVED:

In October 2001, the Company transferred the beneficiary certificates of ₩341,000 million issued by a trustee bank to Hanafos Securitization Speciality Co., Ltd. ("Hanafos") in return for the Company's future trade receivables, which are expected to incur from October 2001 to April 2004. Hanafos issued Asset Backed Securities (ABS) amounting to ₩309,000 million on October 31, 2001, of which the subordinate debt investment of ₩9,000 million was purchased by the Company. The proceeds of the remaining ₩300,000 million from the issuance of ABS by Hanafos was remitted to the Company. The ₩309,000 million was recorded by the Company as long-term advances received. The long-term advances received are eliminated against trade receivables as incurred. The Company recognizes the difference between the trade receivables and the eliminated long-term advances received as loss on disposal of trade receivables. The balance of long-term advances and advances received (current) as of December 31, 2001 amounts to ₩155,482 million and ₩97,618 million, respectively, and ₩4,100 million was recorded as loss on disposal of trade receivables in 2001.

16. FORWARD EXCHANGE CONTRACT:

On March 7, 2001, the Company entered into a foreign currency forward contract with Dong Yang Investment Bank to hedge the exposure to changes in the foreign currency exchange rate, in case of early repayment of bonds with stock warrants denominated in foreign currency. The Company recorded ₩2,519 million of forward exchange contract as current assets and valuation gain, respectively, at December 31, 2001. The forward exchange contract as of December 31, 2001 is as follows:

Contract period	Forward rate (KR₩/US$)	Amount
2001.3.7 ~ 2002.3.4	1,270.0	US$ 50,000,000

17. SHAREHOLDERS' EQUITY:

(1) Capital Stock

The Company has authorized 480,328,800 shares of ₩5,000 par value common stock, of which 264,000,000 shares have been issued as of December 31, 2001.

(2) The changes in shareholders' equity for the year ended December 31, 2001 are as follows (won in millions):

				Amount		
	Number of shares	Common stock	Paid-in capital in excess of par value	Deficits	Capital adjustments	Total
Beginning of period	264,000,000	₩ 1,320,000	₩ 693,205	₩ (341,984)	₩ (18)	₩ 1,671,203
Net loss	-	-	-	(244,113)	-	(244,113)
Stock options	-	-	-	-	1,088	1,088
Gain on valuation of investment securities	-	-	-	-	1,151	1,151
End of period	264,000,000	₩ 1,320,000	₩ 693,205	₩ (586,097)	₩ 2,221	₩ 1,429,329

18. STOCK OPTION PLAN:

The Company has stock option agreements with the Chief Executive Officer, senior managers, and employees of the Company. The details of the stock options granted as of December 31, 2001 are as follows (won in millions):

Grant Date	Employee	Number of shares	Exercise price/share	Methods	Exercise period
1999. 3. 1	CEO	50,000	₩ 5,630	New stock issue	2002. 3. 1~2007. 2.28
1999.10. 1	Senior managers	120,000	19,910	New stock issue	2002.10.1~2007. 9.30
2000. 3.17	Senior managers & Employees	1,640,642	17,750	New stock issue	2003. 3. 3~2008. 3. 3

The Company values stock options granted based on the minimum value method (see Note 2). Total compensation cost of ₩8,062 million was allocated over the vesting period, and the compensation expense charged to operations is ₩1,088 million in 2001 and ₩1,802 million in 2000.

In relation to the stock options granted in 1999, the Company did not recognize compensation expense, which was calculated as the difference between the stock price at year-end and the exercise price multiplied by the number of stock options, due to downward movement of the stock price.

Had compensation cost for the Company's stock option plans which were granted in 2000 been determined based on the fair value method at the grant dates for awards, the Company's ordinary loss, net loss, ordinary loss per share and net loss per share would have been reduced as follows (won in millions, except per share amount):

	Korean Won	
	2001	2000
Ordinary loss	₩ 245,517	₩ 301,726
Net loss	₩ 245,517	₩ 301,730
Ordinary loss per share	₩ 930	₩ 1,170
Net loss per share	₩ 930	₩ 1,170

The fair value of the option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2000: dividend yield of nil, expected volatility of 93.8 percent, risk-free interest rate of 9.0 percent, expected exercise lives of 3 to 7 years and expected forfeitures per year of 3%. Total compensation cost based on the fair value method was calculated as ₩18,389 million.

19. OPERATING EXPENSES:

Significant accounts of operating expenses for the years ended December 31, 2001 and 2000 are as follows (won in millions):

	Amount			
	2001		2000	
Depreciation	₩	321,745	₩	182,374
Sales commissions		161,208		115,925
Telecommunication equipment lease expenses		106,779		51,555
Commissions		71,575		27,453
Interconnection charges		68,138		34,132
Maintenance		51,464		30,982
Salaries and wages		51,224		44,984
Selling expenses		46,181		39,753
Advertising		39,470		29,258
Electricity		13,350		6,673
Employee fringe benefits		13,097		10,679
Communications		7,539		5,711
Provision for severance indemnities		7,374		4,622
Ordinary research and development cost		6,352		7,354
Other		25,141		41,309
	₩	990,637	₩	632,764

20. INCOME TAXES AND DEFERRED INCOME TAXES:

Income Taxes

The statutory corporate income tax rate (including resident surtax) applicable to the Company is approximately 30.8 percent in 2001 and 2000. Income taxes in 2001 and 2000 are calculated as follows (won in millions):

	Amount			
	2001		2000	
Income taxes currently payable	₩	-	₩	4
Changes in temporary differences		-		-
Income tax expenses	₩	-	₩	4

Deferred Income Taxes

Deferred income taxes reflect the tax effects on prior years' tax losses, tax credits, and temporary differences between the carrying amount of assets and liabilities for financial accounting purposes and the amounts used for income tax purposes.

Accumulated temporary differences as of December 31, 2001 and 2000 are as follows (won in millions):

	Amount	
	2001	2000
Accrued severance indemnities	₩ 7,914	₩ 84
Loss on valuation of marketable securities	4,414	9,682
Provision for doubtful accounts	2,017	34
Present value discount	4,044	3,927
Stock option expenses	2,890	1,802
Impairment loss on investment securities	3,594	-
Long-term accrued interest	4,700	-
Bond issue cost	88	2
Unearned income	(3,137)	(8,006)
Gain on valuation of forward exchange contract	(2,519)	-
Loss on foreign currency translation	(1,625)	-
Development cost	(1,251)	(5,493)
	₩ 21,129	₩ 2,032
Statutory tax rate (%)	29.7	30.8
Deferred income tax assets	₩ 6,275	₩ 626

As of December 31, 2001 and 2000, the Company did not recognize deferred income tax assets for temporary differences due to the uncertainty of future realization of the deferred tax benefits.

21. ORDINARY LOSS PER COMMON SHARE AND NET LOSS PER COMMON SHARE:

(1) Basic Ordinary Loss per Common Share and Basic Net Loss per Common Share

Basic ordinary loss per common share and basic net loss per common share are computed by dividing ordinary loss (after deduction of tax effect) and net loss, respectively, with the weighted average number of common shares (264,000,000 shares in 2001 and 257,836,066 shares in 2000) outstanding during the year.

Net loss for common stock and ordinary loss for common stock for the years ended December 31, 2001 and 2000 are computed as follows (won in millions):

	Amount	
	2001	2000
Net loss	₩ 244,113	₩ 299,118
Dividends on preferred stock	-	-

Net loss for common stock	244,113	299,118
Extraordinary items	-	-
Ordinary loss for common stock	₩ 244,113	₩ 299,118

(2) Diluted Ordinary Loss per Common Share and Diluted Net Loss per Common Share

Diluted ordinary loss per common share and diluted net loss per common share are calculated per one share of diluted stock, and computed by dividing ordinary loss (after deduction of tax effect) and net loss after reflecting interest expenses from convertible bonds, respectively, with the weighted average number of diluted common shares (264,121,863 shares in 2001) outstanding during the year. The Company has no diluted securities such as convertible bonds as of December 31, 2000.

Diluted net loss for common stock and diluted ordinary loss for common stock for the year ended December 31, 2001 are computed as follows (won in millions):

	Amount
	2001
Net loss for common stock	₩ 244,113
Interest expenses from convertible bonds	13
Diluted net loss for common stock	244,100
Extraordinary items	-
Diluted ordinary loss for common stock	₩ 244,100

22. RELATED PARTY TRANSACTIONS:

(1) Significant transactions with subsidiaries during 2001 and 2000 are as follows (won in millions):

2001

	Revenue	Expenses	Key-money deposits	Payables
Hanaro Realty Development & Management Co., Ltd.	-	14,144	1,445	1,256
Hanaro Customer Service, Inc.	8	12,551	-	1,424
Hanaro Internetdesk Co., Ltd.	45	14,150	-	1,481
Hanaro Technologies, Inc.	10	12,294	-	655
Hanaro Web N TV	138	5,602	199	61
M-commerce Co., Ltd.	-	3	-	-
Hanaro Telecom America, Inc.	-	4,751	-	-
	201	63,495	1,644	4,877

2000

	Revenue	Expenses	Key-money deposits	Payables
Hanaro Realty Development & Management Co., Ltd.	-	9,728	344	1,246
Hanaro Customer Service, Inc.	12	10,350	-	1,192
Hanaro Internetdesk Co., Ltd.	-	7,674	-	8
Hanaro Technologies, Inc.	1	4,521	-	5
Hanaro Web N TV	20	3,433	199	369

M-commerce Co., Ltd.	35	158	-	13
Hanaro Telecom America, Inc.	-	449	-	320
	68	36,313	543	3,153

(2) Transactions with other related parties

The Company has arrangements with affiliates of its major shareholders including Samsung, and SK to cooperate on developing marketing and customer service expertise.

23. COMMITMENTS AND CONTINGENCIES:

(1) The Company has been provided US$ 10,000 thousand of payment guarantees by the Korea Exchange Bank in connection with the issuance of letters of credit.

(2) The Company has provided 4 blank promissory notes as collateral to KDB Capital Corp., LG Card Services Corp. and Samsung Card Co., Ltd. in connection with its borrowings and lease agreements.

(3) The Company has an agreement with Cisco Systems Capital Korea, Ltd. concerning the purchase of certain machinery and software on an installment basis. Details of the transaction are as follows (dollars in thousands):

Date of contract	Effective through	Line of credit	Installment term
2000.12.14	2002.12.31	$ 170,000	48 months

24. SUPPLEMENTARY INFORMATION FOR COMPUTATION OF VALUE ADDED:

The accounts and amounts needed for the computation of value added are as follows (won in millions):

	Amount	
	2001	2000
Ordinary loss	₩ (244,113)	₩ (299,114)
Salaries and wages	61,346	56,972
Provision for severance indemnities	8,659	5,974
Employee's benefits	15,415	13,451
Interest expense, net	85,971	(6,806)
Rent	1,856	1,149
Depreciation	322,311	182,858
Taxes and dues	4,508	3,608
	₩ 255,953	₩ (41,908)

25. SEGMENT INFORMATION:

The Company's reportable segments are strategic business units that offer different products and services. The segments are managed separately based on the difference in products and services, technology and marketing strategies. The Company has three reportable operating segments; voice services, lease line and broadband services. Voice services include all services provided to fixed line customers, including local services. Lease line services consist of the leasing of dedicated fiber optic lines over which customers transmit voice and data. Broadband services include high-speed data transmission services over ADSL (Asymmetrical Digital Subscriber Line) and internet access services. The operations of all other operating segments, which fall below the reporting thresholds, are included in the other segment below, and include entities providing real estate management services and customer services. The accounting policies of the segments are the same as those described in Note 2 to the financial statements.

Segment information for the years ended December 31, 2001 and 2000 is as follows (won in millions):

2001	Voice	Leased Line	Broadband Service	Others	Total
Operating revenue	₩ 61,944	₩ 17,276	₩ 700,873	₩ 45,356	₩ 825,449
Operating loss	77,713	5,011	58,416	24,048	165,188
Tangible and intangible assets	295,534	105,084	2,197,996	135,871	2,734,485
Depreciation and amortization	35,024	11,096	263,509	12,116	321,745
2000					
Operating revenue	₩ 34,157	₩ 9,216	₩ 284,159	₩ 8,655	₩ 336,187
Operating loss	28,121	33,621	234,412	423	296,577
Tangible and intangible assets	499,289	94,016	1,840,113	14,473	2,447,891
Depreciation and amortization	37,198	7,004	137,093	1,079	182,374

3) Consolidated financial statements

The company's consolidated financial statements will be submitted by April 30, 2001 due to delayed audit schedule of the company's subsidiaries.

IV. Opinion of Independent Auditors

1. Opinion of Independent Auditors

A) Auditors

2001	2000	1999
Arthur Anderson	Arthur Anderson	Price Waterhouse Coopers (Samil accounting corporation)

- Samil Accounting Corporation ("PWC") informed that it would step down from its position as Hanaro Telecom's external auditor for fiscal year 2000 owing to that it could not settle the issue of independency of external auditor raised by SEC at the time of Hanaro Telecom's listing on the Nasdaq stock market dated as of March 29, 2000.

B) Summary of Auditing Process

We have audited the accompanying non-consolidated balance sheets of Hanaro Telecom, Inc. (the "Company") as of December 31, 2001 and 2000, and the related non-consolidated statements of operations, disposition of deficit and cash flows for the years then ended, all expressed in Korean won. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the Republic of Korea. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

1) Auditor's Opinion

Year	Summarizing of Auditor's Opinion
2001	In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hanaro Telecom, Inc. as of December 31, 2001 and 2000, and the results of its operations, changes in its deficit and its cash flows for the years then ended in conformity with financial accounting standards in the Republic of Korea.
2000	In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hanaro Telecom, Inc. as of December 31, 2000, and the results of its operations, changes in its deficit and its cash flows for the year then ended in conformity with financial accounting standards in the Republic of Korea
1999	In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hanaro Telecom, Inc. as of December 31, 1999, and the results of its operations, changes in its deficit and its cash flows for the year then ended in conformity with financial accounting standards in the Republic of Korea

2) Summary of Particular Situations

Year	Particular Situations
2001	● Accounting principles, auditing standards and their application in practice vary among countries. The accompanying financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to audit such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying financial statements are for use by those knowledgeable about Korean accounting procedures, auditing standards and their application
2000	● The Company issued American Depository Receipts based on 24,000 thousand common shares as authorized by the board of directors on March 29, 2000. Cash proceeds of ₩120,000 million received as a common stock and ₩278,797 million received in excess of par value, net of common stock issuance costs, and were recorded as capital surplus. ● Without qualifying our opinion, we draw attention to Note 1 to the financial statements. The operations of the Company have been significantly affected, and may continued to be affected for the foreseeable future, by the general adverse economic conditions in the Republic of Korea and in the Asia Pacific region. The ultimate effect of these significant uncertainties on the financial position of the Company as of the balance sheet date cannot presently be determined and accordingly, no adjustments have been made in the accompanying financial statements related to such uncertainties.
1999	● On August 4, 1999, the Company issued 55,987,778 shares of new stock for cash at ₩11,800 per share. Cash of ₩379,198 million received in excess of par value, net of common stock issuance costs, was recorded as capital surplus. ● Without qualifying our opinion, we draw attention to Note 2 to the financial statements. The operations of the Company have been affected, and may continue to be affected for the foreseeable future, by the unstable economic condition in the Republic of Korea and the Asia Pacific region. The ultimate effect

	of these uncertainties on the stated amounts of assets and liabilities at the balance sheet date cannot presently be determined, and accordingly the financial statements do not include any adjustments that might result from these uncertainties. Related effects will be reported in the financial statements as they become known and estimable

2. Opinion of Audit Committee ("AC")

1) Summary of Auditing Process

- Members of AC
  ① Sung Kyu Park (Chairman of AC)
  ② Dong Ki Kim
  ③ Wung Hae Lee
  ④ Yong Hwan Kim

- Member of audit team
  : 8 members including executive vice president of audit division

- Schedule of auditing
  : Feb 15, 2002 ~ Feb 26, 2002

- Auditing process
  ① Establishing an auditing plan.
  ② Auditing on performance.
  ③ Analytic scrutiny.
  ④ Other necessary procedures.

2) Opinion of AC

- Balance Sheet & Statements of Operations
  : The balance sheet and statements of operations present precisely, pursuant to the law and the Articles of Incorporation, the financial position and operation of the Company.

- Business Report
  : The business report represents precisely, pursuant to the law and the Articles of Incorporation, the sate of the Company.

- Statement of Disposition of Deficit
  : The statement of disposition of deficit is pursuant to the law and the Articles of Incorporation,

and appropriately states, reflecting the financial position and state of other matters.

3. Auditing Fees

1) Auditing fees to external auditors for the past 3 years

Year	Auditor	Auditing Fee (KRW)
1999	Samil (Price Waterhouse Coopers)	200,000,000
2000	Anjin Co (Arther Andersen)	115,000,000
2001	Anjin Co (Arther Andersen)	59,200,000

2) Auditing period of external auditors in the past 3 years

Year	Auditor	Auditing Period
1999	Samil (Price Waterhouse Coopers)	3 weeks
2000	Anjin Co (Arther Andersen)	3 weeks
2001	Anjin Co (Arther Andersen)	3 weeks

3) Contracts with auditors other than auditing

Year	Auditor	Fee (KRW)	Description
1999 – 2000	Samil (PWC)	526,467,572	Nasdaq IPO
1999 – 2000	Samil (PWC)	70,000,000	IMT 2000 business related
Dec. 2001	Anjin Co	47,500,000	Corporate restructuring
Jul. 2001	Anjin Co	85,000,000	Auditing customer centers
Dec. 2000	Anjin Co	60,000,000	Alignment of commission fee structure
Jul. 2000 – Sep. 2000	Anjin Co	70,000,000	IMT 2000 business related
May 2000	Anjin Co	45,000,000	Auditing customer centers
March 2000	Anjin Co	30,000,000	Outsourcing performance survey
March 2000	Anjin Co	15,000,000	Auditing Kwangjoo CATV

V. Governance Structure and Status of Affiliates


Dacom & LG Group
13.76%
Samsung Group
8.99%
SK Group
5.82%
Daewoo Securities
4.55%
LG Insurance
3.04%
Hanaro Telecom, Inc.
Hanaro Realty Development & Management Co.
99.9%
Hanaro Internetdesk, Co., Ltd.
99.99%
Hanaro Customer Service Inc.
99.9%
Hanaro Web ⓝTV Co., Ltd.
100%
Hanaro Telecom America Co., Ltd
100%
Hanaro Technologies, Inc
99.9%
Dreamline
32.18%
M-Commerce
45.80%
Hanaro 800 Co. Ltd.
29.41%
NAWANET Co. Ltd.
20%
Webforus Co. Ltd.
20%

The Company was formed by a consortium consisting of seven of Korea's largest conglomerates and telecommunications companies. As of December 31, 2001, Dacom and its affiliates held a combined 13.76% interest; Samsung and its affiliate held a combined 8.99% interest; SK Telecom Co., Ltd. and its affiliates held a combined 5.82% interest; Daewoo securities held a 4.55% interest, and LG Insurance held a 3.04% interest.

Our affiliated companies in which Hanaro owns more than 20% stake are Hanaro Realty Development & Management Co., Ltd., Hanaro Customer Service Inc., Hanaro Web ⓝ TV Co., Ltd. , Hanaro Internetdesk Co., Ltd, Hanaro Telecom America Inc., Hanaro Technologies, Inc., Dreamline Co,. Ltd., M-commerce, Hanaro 800 Co., Ltd., NAWANET Co., Ltd. and Webforus Co., Ltd.

1. Governance Structure

(1) Board of Directors ("BOD")

1) Constitution of BOD

① Authority of BOD

- BOD shall make, by resolutions, decisions on important matters in the course of operation of Company
- Matters for which Board Resolutions are required;
  - Amendment of the Initial Business Plan;
  - Annual business plans, budgets, and settlement of accounts;
  - Call for a general meeting of shareholders and the agenda therefore;
  - Enactment, amendment or repeal of important internal regulations;
  - Establishment , removal or closing of branch or other offices of the Company;
  - Borrowing money, except as otherwise provided for in separate regulations where the Representative Director & President is authorized to borrow money in an amount not exceeding a certain limit;
  - Election or removal of the Representative Director.
  - Issuance of new shares;
  - Acquisition or disposal of material assets;
  - Institution of any important suit or settlement by compromise;
  - Allowing directors to carry on any business in competition with the Company;
  - Any other matters for which a resolution of Board of Directors is required by

these Article of Incorporation;

- Formation of a sub-committee within the Board of Directors in accordance with the provisions of the Korean Commercial Code and the appointment and removal of such sub-committee members;
- Any other important matters.

② Hanaro has 3 directors nominated by our shareholders holding more than 5% as of Dec 31, 2000.

③ Status of Independent Outside Directors (as of March 30, 2002)

Name	Experience
Hang-Gu Bahk	President of Hyundai Syscomm
Yong Hwan Kim	A member of the Korean Bar and the New York State Bar.
Dong Ki Kim	Outside Director of Hyundai Motors
Sung Kyou Park	The former Chairman and CEO of Daewoo Communications
Wung Hae Lee	Vice President of KPMG
Shin Bae Kim	Former Executive VP, Strategy Planning, SK Telecom

④ Descriptions on Management Liabilities Insurance

- Insured: the Company and 55 directors and officers including non-standing directors and independent directors
- Insurance company : LG Insurance Co., Ltd.
- Period: Jan. 1, 2002 ~ Jan. 1, 2003
- Premium : KRW118.3 million (paid by the Company)
- Insured Amount : KRW 2 billion(per each occurrence and for the whole year)

2) Operation of BOD

① Provisions of Operation of BOD

- Election of Chairman of BOD/Performance of the responsibilities of chairman of BOD if he or she absent or unable to perform his or her responsibilities
- Election of standing directors
- Convening of Board of Directors
- Resolutions of Board of Directors

- Matters for which Board resolutions are required

② Convening of BOD and attendance of independent outside directors

Date	Important Agenda	Approved/ Rejected	Number of independent outside directors attended
2001. 2.16	■ Approval of 2000 Business Report ■ Approval of Financial Statements for 2000 ■ Approval of Amendment of Stock Purchase Right ■ Approval of Amendment of Article for officers' severance payment ■ Approval of issuance overseas Bonds with warrants ■ Approval of convening 4th AGM and agenda to be resolved ■ Issuance of private placement bonds	Approved	8 out of 8
2001. 3.23	■ Election of Standing directors ■ Amendment of Provisions of Operation of BOD	Approved	6 out of 8
2001.5.18	■ Issuance of private placement bonds	Approved	7 out of 7
2001.7.18	■ Approval of borrowings from Information Promotion Fund ■ Appointment of standing directors	Approved	7 out of 7
2001.8.10	■ Issuance of asset-backed securities	Approved	7 out of 7
2001.9.8	■ Issuance of private placement bonds	Approved	7 out of 7
2001.11.13	■ Approval of acquisition of stake in Dreamline ■ Integration with a marketing-related affiliate ■ Approval of 2002 business plan ■ Approval of appointment of a Standing Director	Approved	6 out of 7
2001.12.21	■ Approval of spot investment ■ Issue of convertible bonds ■ Approval to amend the severance payment system ■ To arrange for the business agreement in 2002 ■ To appoint the chairman	Approved	4 out 7
2002.1.23	■ Internal accounting policy	Approved	7 out of 7
2002.2.7	■ Approval of Financial Statements for 2001 ■ Approval of Statements of	Approved	7 out of 7

	Disposition of Deficits ■ Issuance of corporate bonds		
2002.2.19	■ Approval of 2001 Business Report ■ Approval of transaction with the largest shareholding group ■ Approval of partial business transfer ■ Approval of issuance overseas Bonds with warrants ■ Approval of convening 5th AGM and agenda to be resolved	Approved	7 out of 7
2002.3.15	■ Approval of corporate bonds (public offering) ■ Approval of transfer of future receivables to SPC for issuance of ABS ■ Approval of transaction with DreamX.net	Approved	7 out of 7
2002.3.29	■ Approval of amendment to policy for operation of BOD ■ Approval of amendment to policy for internal audit committee ■ To elect members of internal audit committee ■ Approval of amendment to remuneration policy for directors ■ To appoint the chairman	Approved	4 out of 6

(2) Auditing System

1) Organization of Auditing System

① Constitution of Audit Committee ("AC")

- Relevant articles for establishing AC: Article 37-2 of the Company's Articles of Incorporation
- Incorporated on March 17, 2000.
- Responsibilities pursuant to the Company's charters on AC
  - Auditing of accounting and operation
  - Inspection of the Company's assets and operation
  - Inspection of reports to the Company's shareholders
  - Report to BOD about illegal action by the directors
  - Review External Auditor's Audit Report
  - Call for convening extraordinary meetings of shareholders

② Organization of AC

- Required members: Minimum of three persons (currently 4 members)
- Eligibility: Independent directors only
- Election of AC member: by the resolution of BOD
- Election of AC Chairman: by a majority vote of AC

③ Access to the management information

- Any member of AC has the right to attend BOD meetings and request for additional information
- Auditing team reviews all the important proposal sheets regarding business plan, contracts or agreements and investments through electronic system. And if needed, auditing team inspects legality and appropriateness.

2) Member of Audit Committee

Name	Position	Experience
Sung Kyou Park	Independent Director and Chairman of AC	The former Chairman and CEO of Daewoo Communications
Yong Hwan Kim	Independent Director	A member of the Korean Bar and the New York State Bar.
Dong Ki Kim	Independent Director	Dean of Graduate School of Business and Administration at Korea University
Wung Hae Lee	Independent Director	Vice President of KPMG

3) Convening Audit Committee

Date	Agenda	Approved/ Rejected	Remarks
Mar. 6, 2001	■ Audit report on settlement of accounts for FY 2000	Approved	
Mar. 21. 2001	■ Nomination of appointment of AnJin & Co. (Arthur Andersen) as External Auditor	Approved	
Aug. 8, 2001	■ Periodic audit on Sales Division Ⅰ	Approved	
Nov. 12, 2001	■ Periodic audit on Hananet & IDC ■ Approval of 2001 periodic audit plan ■ Amendment to audit policy	Approved	

Jan. 18, 2002	■ Periodic audit on IT department	Approved	
Mar. 11, 2002	■ Approval of preliminary financial statement ■ Approval of report on special audit on Hanaro Technology ■ Appointment of outside auditor	Approved	

(3) Descriptions on exercising voting rights at the shareholders' meeting

1) Collective voting: N/A

2) Electronic voting: N/A

(4) Executive compensation for directors and members of Audit Committee

1) Maximum payment to directors and members of Audit Committee must be decided by resolution at shareholders' meeting
- Total amount paid for 2001: KRW 890 million
- Approved amount for FY 2001: KRW 1,100 million

2) Stock options granted to directors

- See page 8, Status on Stock Purchase Option

2. Status of Affiliated Companies and Other Companies

(1) Investments in the affiliated companies and other companies

Please see page 71

(2) Summary financial statements of affiliated companies

Name : Dreamline Co., Ltd.

(Unit: millions of Won)

Description	2001	2000	1999
Current Assets	**81,070**	**75,588**	**112,526**
Quick assets	81,070	75,588	112,526
Inventories	-	-	-
Non-current Assets	**507,577**	**510,391**	**158,756**
Investment assets	88,493	99,308	28,184
Property and equipment	417,521	406,629	127,295
Intangible assets	1,563	4,454	3,277
Deferred charges	-	-	-
TOTAL ASSETS	**588,647**	**585,979**	**271,282**
Current Liabilities	125,028	118,243	48,860
Non-current Liabilities	247,749	227,477	89,253
TOTAL LIABILITIES	**372,777**	**345,720**	**138,059**
Capital Stock	118,125	118,125	84,375
Capital Surplus	179,662	179,662	56,728
Capital reserves	179,662	179,662	56,728
Assets revaluation reserves	-	-	-
Retained Earnings	(81,914)	(57,527)	(7,879)
Capital Adjustments	(3)	-	-
TOTAL SHAREHOLDERS' EQUITY	**215,870**	**240,260**	**133,224**

Net Sales	139,740	82,390	19,527
Operating Income	6,248	(44,975)	(10,824)
Ordinary Income	(19,535)	(49,648)	(8,821)
Net Income	(20,089)	(49,648)	(7,998)

Name : Hanaro Realty Development & Management Co.

(Unit: millions of Won)

Description	2001	2000	1999
Current Assets	**2,207**	**2,055**	**1,425**
Quick assets	2,146	2,024	1,417
Inventories	61	31	8
Non-current Assets	**4,394**	**4,480**	**4,081**
Investment assets	70	72	2
Property and equipment	4,324	4,408	4,079
Intangible assets	-	-	-
Deferred charges	-	-	-
TOTAL ASSETS	**6,601**	**6,535**	**5,506**
Current Liabilities	1,306	1,349	398
Non-current Liabilities	2,570	2,585	2,550
TOTAL LIABILITIES	**3,876**	**3,934**	**2,948**
Capital Stock	2,500	2,500	2,500
Capital Surplus	-	-	-
Capital reserves	-	-	-
Assets revaluation reserves	-	-	-
Retained Earnings	227	111	78
Capital Adjustments	-	(10)	(20)
TOTAL SHAREHOLDERS' EQUITY	**2,727**	**2,601**	**2,558**

Net Sales	15,027	10,531	3,561
Operating Income	125	(43)	21
Ordinary Income	176	44	31
Net Income	124	44	17

Name : Hanaro Customer Service Inc.

(Unit: KRW million)

Description	2001	2000	1999
Current Assets	**2,108**	**1,562**	**774**
Quick assets	2,108	1,562	774
Inventories	-	-	-
Non-current Assets	**305**	**341**	**365**
Investment assets	1	-	-
Property and equipment	293	307	310
Intangible assets	11	34	55
Deferred charges	-	-	-
TOTAL ASSETS	**2,413**	**1,903**	**1,139**
Current Liabilities	1,013	898	238
Non-current Liabilities	518	158	54
TOTAL LIABILITIES	**1,531**	**1,056**	**292**
Capital Stock	900	900	900
Capital Surplus	-	-	-
Capital reserves	-	-	-
Assets revaluation reserves	-	-	-
Retained Earnings	(17)	(53)	(53)
Capital Adjustments	-	-	-
TOTAL SHAREHOLDERS' EQUITY	**883**	**847**	**847**

Net Sales	12,551	10,350	2,716
Operating Income	3	(45)	(85)
Ordinary Income	46	1	(48)
Net Income	36	-	(48)

Name : Hanaro Web(n)TV Co., Ltd.

(Unit: in millions of Won)

Description	2001	2000	1999
Current Assets	**2,270**	**2,550**	**1,335**
Quick assets	2,270	2,550	1,335
Inventories	-	-	-
Non-current Assets	**3,995**	**3,662**	**3,770**
Investment assets	341	117	227
Property and equipment	3,654	3,545	3,543
Intangible assets	-	-	-
Deferred charges	-	-	-
TOTAL ASSETS	**6,265**	**6,212**	**5,105**
Current Liabilities	1,415	1,976	1,839
Non-current Liabilities	692	622	1,105
TOTAL LIABILITIES	**2,107**	**2,598**	**2,944**
Capital Stock	5,500	5,500	5,500
Capital Surplus	-	-	-
Capital reserves	-	-	-
Assets revaluation reserves	-	-	-
Retained Earnings	(1,342)	(1,886)	(3,339)
Capital Adjustments	-	-	-
TOTAL SHAREHOLDERS' EQUITY	**4,158**	**3,614**	**2,161**

Net Sales	8,039	6,395	2,778
Operating Income	241	1,215	(266)
Ordinary Income	355	1,198	(402)
Net Income	355	(402)	312

Name : Hanaro Interdesk Co., Ltd.

(Unit: in millions of Won)

Description	2001	2000	
Current Assets	**2,175**	**269**	
Quick assets	2,175	269	
Inventories	-	-	
Non-current Assets	**148**	**198**	
Investment assets	2	8	
Property and equipment	135	176	
Intangible assets	11	14	
Deferred charges	-	-	
TOTAL ASSETS	**2,323**	**467**	
Current Liabilities	878	750	
Non-current Liabilities	405	63	
TOTAL LIABILITIES	**1,283**	**813**	
Capital Stock	1,000	1,000	
Capital Surplus	-	-	
Capital reserves	-	-	
Assets revaluation reserves	-	-	
Retained Earnings	41	(1,345)	
Capital Adjustments	-	-	
TOTAL SHAREHOLDERS' EQUITY	**1,041**	**(345)**	

Net Sales	13,028	7,424	
Operating Income	(5)	(1,366)	
Ordinary Income	24	(1,345)	
Net Income	19	(1,345)	

Name : Hanaro Telecom America Co., Ltd.

(Unit: US$)

Description	2001	2000	
Current Assets	**536,906**	**257,820**	
Quick assets	536,609	257,820	
Inventories	-	-	
Non-current Assets	**9,166**	**10,000**	
Investment assets	-	-	
Property and equipment	-	10,000	
Intangible assets	9,166	-	
Deferred charges	-	-	
TOTAL ASSETS	**546,072**	**267,820**	
Current Liabilities	452,276	243,914	
Non-current Liabilities	-	-	
TOTAL LIABILITIES	**452,276**	**243,914**	
Capital Stock	20,000	20,000	
Capital Surplus	-	-	
Capital reserves	-	-	
Assets revaluation reserves	-	-	
Retained Earnings	73,796	3,906	
Capital Adjustments	-	-	
TOTAL SHAREHOLDERS' EQUITY	**93,796**	**23,906**	

Net Sales	3,639,754	397,348	
Operating Income	109,927	5,160	
Ordinary Income	109,927	3,906	
Net Income	69,927	3,906	

Name : Hanaro Technologies Co., Ltd.

(Unit: in millions of Won)

Description	2001	2000	
Current Assets	**1,359**	**339**	
Quick assets	1,359	339	
Inventories	-	-	
Non-current Assets	**527**	**492**	
Investment assets	113	49	
Property and equipment	405	429	
Intangible assets	8	14	
Deferred charges	-	-	
TOTAL ASSETS	**1,886**	**831**	
Current Liabilities	468	480	
Non-current Liabilities	400	86	
TOTAL LIABILITIES	**868**	**566**	
Capital Stock	1,000	1,000	
Capital Surplus	-	-	
Capital reserves	-	-	
Assets revaluation reserves	-	-	
Retained Earnings	18	-734	
Capital Adjustments	-	-	
TOTAL SHAREHOLDERS' EQUITY	**1,018**	**265**	

Net Sales	11,533	4,511	
Operating Income	1	-745	
Ordinary Income	23	-735	
Net Income	17	-735	

Name : M-Commerce

(Unit: in millions of Won)

Description	2001	2000	
Current Assets	**842**	**1,056**	
Quick assets	514	317	
Inventories	328	739	
Non-current Assets	**5,487**	**5,886**	
Investment assets	873	873	
Property and equipment	1,673	2,101	
Intangible assets	2,941	2,912	
Deferred charges	-	-	
TOTAL ASSETS	**6,329**	**6,942**	
Current Liabilities	7,411	3,968	
Non-current Liabilities	568	-	
TOTAL LIABILITIES	**7,978**	**3,968**	
Capital Stock	7,906	7,100	
Capital Surplus	-	-	
Capital reserves	-	-	
Assets revaluation reserves	-	-	
Retained Earnings	(9,445)	(4,028)	
Capital Adjustments	110	(98)	
TOTAL SHAREHOLDERS' EQUITY	**(1,650)**	**2,974**	

Net Sales	(1,522)	3,152	
Operating Income	(4,525)	(4,001)	
Ordinary Income	(5,495)	(4,028)	
Net Income	(5,495)	(4,028)	

Name : Hanaro 800 Co., Ltd.

(Unit: in millions of Won)

Description	2001	2000	
Current Assets	**34**	**102**	
Quick assets	34	102	
Inventories	-	-	
Non-current Assets	**142**	**181**	
Investment assets	10	49	
Property and equipment	96	96	
Intangible assets	36	36	
Deferred charges	-	-	
TOTAL ASSETS	**176**	**283**	
Current Liabilities	11	18	
Non-current Liabilities	33	-	
TOTAL LIABILITIES	**44**	**18**	
Capital Stock	340	340	
Capital Surplus	350	350	
Capital reserves	350	350	
Assets revaluation reserves	-	-	
Retained Earnings	(558)	(425)	
Capital Adjustments	-	-	
TOTAL SHAREHOLDERS' EQUITY	**132**	**265**	

32

Net Sales	32	2	
Operating Income	(175)	(412)	
Ordinary Income	(157)	(413)	
Net Income	(413)	(413)	

Name : NAWANET Co., Ltd.

(Unit: in millions of Won)

Description	2001	2000	
Current Assets	**632**	**1,164**	
Quick assets	632	1,164	
Inventories	-	-	
Non-current Assets	**418**	**542**	
Investment assets	15	-	
Property and equipment	73	102	
Intangible assets	330	440	
Deferred charges	-	-	
TOTAL ASSETS	**1,051**	**1,706**	
Current Liabilities	16	5	
Non-current Liabilities	-	-	
TOTAL LIABILITIES	**16**	**5**	
Capital Stock	47	47	
Capital Surplus	2,023	2,023	
Capital reserves	2,023	2,023	
Assets revaluation reserves	-	-	
Retained Earnings	(1,036)	(369)	
Capital Adjustments	-	-	
TOTAL SHAREHOLDERS' EQUITY	**1,035**	**1,701**	

Net Sales	25	1	
Operating Income	(687)	(419)	
Ordinary Income	(666)	(369)	
Net Income	(666)	(369)	

Name : Webforus Co., Ltd.

(Unit: in millions of Won)

Description	2001	2000	1999
Current Assets	**96**	**212**	**11**
Quick assets	96	212	11
Inventories	-	-	-
Non-current Assets	**180**	**72**	**90**
Investment assets	1	1	1
Property and equipment	19	9	14
Intangible assets	159	62	75
Deferred charges	-	-	-
TOTAL ASSETS	**276**	**285**	**101**
Current Liabilities	9	18	44
Non-current Liabilities	-	-	-
TOTAL LIABILITIES	**9**	**18**	**44**
Capital Stock	250	250	50
Capital Surplus	-	-	-
Capital reserves	-	-	-
Assets revaluation reserves	-	-	-
Retained Earnings	17	17	7
Capital Adjustments	(1)	(1)	-
TOTAL SHAREHOLDERS' EQUITY	**267**	**267**	**57**
Net Sales	338	264	48
Operating Income	1	10	7
Ordinary Income	1	12	7
Net Income	1	11	7

3. Investments in the affiliated companies

1) Investment in affiliated companies

(Unit: in millions of Won)

Description	Number of Shares owned	Ownership	Acquisition Cost	Remarks
Hanaro Realty Development & Management Co., Ltd.	499,998	99.90%	2,500	Subsidiary
Hanaro Customer Service Inc.	179,998	99.90%	900	Subsidiary
Hanaro Internetdesk Co., Ltd.	199,998	99.90%	1,000	Subsidiary
Hanaro Web ⓝTV Co., Ltd.	550,000	100.00%	17,309	Subsidiary
Hanaro Technologies, Inc	199,998	99.90%	1,000	Subsidiary
Hanaro Telecom America, Inc.	2,000	100.00%	23	Subsidiary
M-Commerce	724,201	45.80%	3,621	Subsidiary
Dreamline Co., Ltd.	7,601;869	32.20%	39,530	Subsidiary
NAWANET Co., Ltd.	9,500	20.00%	311	Subsidiary

Hanaro 800 Co., Ltd.	200,000	29.41%	53	Subsidiary
Webforus Co., Ltd.	5,000	20.00%	60	Subsidiary
Total	**10,172,562**		**66,307**	

2) Investment in others

(Unit: in millions of Won)

Description	Number of Shares owned	Ownership (%)	Acquisition Cost
LG Telecom	1,035,652	0.01	8,534
Media Valley, Inc.	180,000	5.4	497
Korea Information Assurance, Inc.	20,000	0.5	100
Net Security Technology, Inc	264,000	3.2	803
*C.C.S.	300,000	10.0	4,500
Cosmo I&C	380,000	10.0	600
Chungnam Cable TV system	48,000	3.0	600
Doall Infotech Co., Ltd.	20,160	10.8	330
Neo Media, Inc	176,000	10.0	280
Gameventure, Inc.	890,000	9.6	1,780
*Hana Save, Inc	33,000	19.0	69
Paper Us, Inc	18,500	17.2	200
Silicon Valley News Inc.	500,000	4.4	20
Entertech, Inc.	17,281	12.2	300
Internet Metrics, Inc.	150,000	3.0	300
InterVEG, Inc	10,000	5.0	500
Digital Rank, Inc	60,000	9.2	300
*TYZEM, Inc.	78,258	3.3	500
Cyworld, Inc.	6,972	1.0	120
Dauinternet, Inc.	8,878	1.1	1,100
IMRI, Inc.	40,000	0.9	800
IMNet21, Inc	7,200	1.9	400
RTVPlus, Inc	13,400	5.0	402
KINX, Inc.	10,000	6.7	50
Ilshin Leisure, Inc.	3	0.1	3
Engineering Benevolent Association	100	0.1	14
KDBC – Hanaro Interventure Fund	31	31.0	3,100
Hanafos (ABS)	-	-	1
Total	**4,267,435**	-	**26,203**

* KRW 240 million worth of C.C.S.'s corporate bonds and KRW9,000 million worth of Hanafos ABS's corporate bonds are included in Investment Securities on B/S

VI. Information Regarding Shares and Shareholders

1. Ownership Structure

A) Detailed Information of the Largest shareholder

(As of December 31, 2001)

Description	Type of Stock	Number of Shares	Ownership
Dacom Corporation	Common share	19,754,656	7.48%
LG Electronics Inc.	Common share	11,175,047	4.23%
LG Telecom Co., Ltd.	Common share	5,397,574	2.04%
Dacom System Technologies	Common share	5,000	0.00%
Total		36,332,277	13.76%

(2) Major shareholders (with 5% or more shareholding)

(As of December 31, 2001)

Description	Type of Stock	Number of Shares	Ownership
Samsung Electronics Co., Ltd	Common share	23,542,281	8.92%
SK Telecom	Common share	15,117,710	5.73%
Total		38,695,991	14.65%

* Due to the fact that the list of shareholders is updated only at the end of year, any specific changes in shares up to date is not available. The table above is compiled based on the list as of December 31, 2001.

(3) Ownership by institutions (As of December 31, 2001)

	# of Shareholders	Percentage	# of Shares	Percentage
Government	-	0.00%	-	0.00%
State-Owned	-	0.00%	-	0.00%
Security Houses	6	0.00%	12,572,733	4.76%
Insurance Companies	3	0.00%	8,245,156	3.12%
Investment Trust	14	0.01%	6,419,775	2.43%
Commercial Banks	8	0.01%	976,562	0.37%
Merchant Bank	1	0.00%	70,000	0.03%
Mutual Savings & Finance Companies	8	0.01%	170,014	0.06%
Other Institutions	682	0.43%	109,210,512	41.37%
Individuals	158,095	99.48%	112,622,744	42.66%
Foreigners	100	0.06%	13,712,504	5.19%
Total	**158,917**	**100.00%**	**264,000,000**	**100.00%**

* Due to the fact that the list of shareholders is updated only at the end of year, any specific changes in shares up to date is not available. The table above is compiled based on the list as of December 31, 2001.

(4) Ownership by Minor Shareholders, Major Shareholders and Other Shareholders (As of December 31, 2001)

	# of shareholders	Ownership	# of shares	Ownership
Minor Shareholder (Total)	158,905	99.99%	154,748,394	58.62%
Major Shareholder	4	0.00%	36,332,277	13.76%
Others	8	0.01%	72,919,329	27.62%
Total	158,917	100.00%	264,000,000	100.00%

* Due to the fact that the list of shareholders is updated only at the end of year, any specific changes in shares up to date is not available. The table above is compiled based on the list as of December 31, 2001

2. Information on shares and share certificates

1) Preemptive right

① Except as otherwise provided for in the Articles of Incorporation, each shareholder of the Company shall have preemptive rights to subscribe for any new shares to be issued by the Company in proportion to its shareholding ratio.

② If any shareholder waives or forfeits its preemptive rights, then such waived or forfeited share shall be disposed in accordance with resolution of the Board of Directors of the Company.

③ Notwithstanding the provisions of the foregoing paragraph ①, the Company may, by resolution of the Board of Directors, allocate such new shares to any persons other than existing shareholders in the following situations:

- If new shares are subscribed by the public or by certain subscribers pursuant to the Securities and Exchange Act;
- If new shares are offered to the public in the form of an increase of paid-in capital by means of a general public offer pursuant to a resolution of the Board of Directors, in accordance with the Securities and Exchange Act;
- If new shares are allotted to the members of employee shareholders association in accordance with the relevant provisions of the Securities and Exchange Act;
- If new shares are issued in the form of depositary receipts (DR) in accordance with the Securities and Exchange Act;
- If new shares are issued to any person exercising stock option rights conferred pursuant to Article 189-4 of the Securities and Exchange Act; or
- If new shares are issued to a foreign telecommunication company that has completed the foreign investment procedures or foreign financial/investment institution for the purpose of strategic alliance in relation to the business.

/

④ Except as otherwise amended by resolution of the Board of Directors, the Company shall, for the first five fiscal years after incorporation of Company, issue new shares in accordance with the capital increase plan under the Initial Business plan as defined in Article 41, Paragraph 1 hereof. The subscription amount for the new shares shall be decided by resolution of the Board of Directors. The Company may, however, issue any part or all of such new shares at the market price. Provided, however, that the subscription amount for shares initially allotted to the employee stock ownership association shall be the par value of shares.

⑤ In case the Company issues new shares through right issues, bonus issues and stock dividends, the new shares shall be deemed to have been issued at the end of the fiscal year immediately prior to the fiscal year during which the new shares are issued for purposes of distribution of dividends for such new shares.

(2) Fiscal year

- The fiscal year of the Company shall begin on the first (1) day of each year and end on the thirty-first (31) day of December of the same year.

(3) General shareholders' meeting

- The general shareholders meeting shall be held within three (3) months after the closing of each fiscal year.

(4) Closure of shareholders register and setting of record date

- The Company shall suspend alteration of entries in the register of shareholders, registration of pledges, creation and cancellation of trust property from the day following the last day closing of each accounting period till the closing date of the annual ordinary general shareholders meeting.

- The Company shall entitle every shareholder on its shareholders' list as of the last day of each fiscal year to vote at the meeting of the annual ordinary general shareholders meeting held for such fiscal year.

- The Company may suspend alteration of entries in the register of shareholders for a period not exceeding three (3) months or set a record date when necessary for convening an extraordinary general meeting of shareholders or for other reasons, in accordance with a resolution of the board of directors. The Company may suspend the alteration of entries in the registry of shareholders and at the same time set a record date, when considered necessary by the board of directors.

- The Company shall give public notice of the period and dates referred to in preceding Paragraph (3) at least two weeks in advance of the commencement of the period and of the occurrence of such date.

(5) Class of shares and denomination of share certificates

- The shares issued by the Company shall be nominative common shares, which shall be represented by share certificates in fifteen (8) denominations: One (1),

Five (5), Ten (10), Fifty (50), One Hundred (100), Five Hundred (500), One Thousand (1,000) and Ten Thousand (10,000).

(6) Shares register and transfer agent

- For domestic : Korea Securities Depositary (Tel: 3772-9000)
- For ADR holders : Deutsche Bank (Tel: 852-2203-7850)

(7) Public notice

- Public notice of the Company shall be made by publishing them in "The Korea Daily", a daily newspaper published in Seoul, Korea.

3. Stock performance during last six (6) months.

(1) Domestic

(Unit: KRW, share)

Description		Dec, 2001	Nov	Oct	Sep	Aug	Jul
KOSDAQ	High	5,670	4,880	2,600	3,890	3,910	3,450
	Low	4,140	2,460	2,120	2,800	3,020	2,790
Monthly trading volume		204,453,121	249,538,777	65,825,381	62,453,115	48,176,715	46,448,043

(2) Overseas

(Unit: US$, ADR)

Description		Dec, 2001	Nov	Oct	Sep	Aug	Jul
NASDAQ	High	4.2000	3.6000	2.000	3.1900	3.5800	2.5000
	Low	3.0900	1.8000	1.4200	2.3700	2.3700	1.9375
Monthly trading volume		377,000	1,273,500	151,400	140,200	519,800	423,400

VII. Information on Directors, Officers & Employees

1. Directors and executive officers

(1) Directors (As of Mar. 30, 2002)

Name	Position
Yun-Sik Shin	Director, President and Chief Executive Officer
Dong-Sung Cho	Representative Director and Senior Executive Vice President
In-Haeng Lee	Representative Director and Senior Executive Vice President
Jin-Duck Kim	Vice President
Young-Woo Nam	Non-standing Director
Soonho Hong	Non-standing Director
Shin-Bae Kim	Outside Director
Sung Kyou Park	Outside Director & member of Audit Committee
Hang-Gu Bahk	Outside Director
Yong Hwan Kim	Outside Director & member of Audit Committee
Wung Hae Lee	Outside Director & member of Audit Committee
Dong Ki Kim	Outside Director & member of Audit Committee

* Salaries paid to only 11 registered directors and executive officers (including resigned directors)

(2) Other executive officers (As of Mar 30, 2002)

Name	Position
Jong-Myung Lee	Executive Vice-President
Jin-Ha Kim	Vice President
Kyoung Lim Yun	Vice President
Taek Min Kwon	Vice President
Hong Yeol Joo	Vice President
Jae-Toh Lee	Vice President
Jin-Woong Kho	Vice President
Hyung-Keun Song	Vice President
Matt Ki Lee	Vice President
Sung-Chan Son	Vice President

(3) Officers holding post in subsidiary

Name	Title	Subsidiary

		Name	Title	Remarks
In-Haeng Lee	SEVP	Hanaro Customer Service, Inc.	Representative Director and President	Non-Standing

2. Employees (As of Dec. 31, 2001)

(Unit: in millions of Won)

Description	Employee	Others[1]	Amount of Total Wages paid in 2001
Male	1,374	14	66,731
Female	89	42	2,780
Total	1,463	56	69,511

Note 1) full time employees employed on a contractual basis.

Note 2) none of our employees is represented by a labor union.

VIII Material Transactions with Related Parties

1. Transactions with the major shareholder

A) Investment Details

Shareholders	Face Value	Balance
LG Telecom.	KRW 5,210	KRW 5,396 million

B) Real estate rent

(Unit: Square yard, in thousands of Won)

Shareholders	Type	Location	Increase in rental space (Square yard)	Rental details		
				Term of contract	Deposit	Rent
Dacom Corporation	Building	Dong-Ku, Pusan	-	Jul 1, '00 – Jun. 30, '02	-	128
	Building	Youngdeung po-Ku, Seoul	-	Aug. 7, '99 – Dec. 31, '04	210,080	1,750
	Building	Namdong-Ku, Inchon	-	May 27, '98 – May 26, '03	1,728,400	-
	Building	Kwachoen	-	Jul. 10, '98 – Jul. 9, '03	188,000	-
	Building	Dong-Ku, Pusan	-	May 27, '98 – May 26, '03	1,267,369	2,205
	Building	Pyungtak, Kyunggi		Aug. 17, '01 – Aug. 16, '03	112,800	-
	Building	Jungeup, Jeonbook		Aug. 17, '01 – Aug. 16, '03	78,000	-
	Building	Namwon, Jeonbook		Sep. 19, '01 – Sep. 18, '03	28,410	-
	Building	Milyang, Kyungnam		Sep. 14, '01 – Sep. 13, '03	20,000	90
	Building	Koori, Kyunggi		Sep. 20, '01 – Sep. 19, '03	186,830	
LG Telecom	Building	Nam-Ku, Kwangjoo	-	Jan. 1, '02 ~ Dec. 31, '02	-	1,000
	Building	Yeonje-Ku, Pusan	-	Sep. 29, '01 ~ Aug. 26, '02	4,267	500
LG Industrial Systems	Building	Sasang-Ku, Pusan	-	Mar. 01, '01 – Feb. 28, '06	1,000,000	
Total			-		4,824,156	5,673

C) Long term Contracts

(Unit: in billions of Won)

Shareholders	Type of contract	Term of Contract	Object of contract	Amount	Remarks
LG Capital Services Corp.	Long-term Lease Contract	Jun. 26, '01 ~ Jun. 25, '02	LG Electronics' products	50	A capital lease contract in aggregate amount up to KRW 50 billion committed. Drawndown to be contracted and executed from the demand of HTI.
Dacom Corporation	Long-term interconnection agreement	Jan. 1, '02 ~ Dec. 31, '02	Telecom equipments and interconnection	54	The total contract amount is not the amount stated in the contract. Rather, it is an estimate of maximum transaction amount for the full year approved at the board of directors meeting. Considering frequency and amount of contract less than the limit of corporate disclosure, date of transaction is set on the date of board resolution and transaction period as the full year of 2002.
Total				104	

2. Transactions with shareholders, employees and others

A) Loans to employees

Our Company provided loans to our employees for the purchase of common stocks and also provided housing loans to our employees. These loans are secured by the shares purchased and accrued severance benefits of the borrowing employees respectively.

(Unit: in millions of Won)

Description	Beginning Balance	Increase (Decrease)	Ending Balance
Loan to employees	20,065	-9,728	10,337

B) Real estate rent

(Unit : Square Yard, in thousands of Won)

Name	Type	Location	Increase in rental space (Square yard)	Rental details		
				Term of contract	Deposit	Rent
SKT Corporation	Building	Bundang-Ku, Sungnam	-	May 3, '99 – May 2, '04	2,061,900	-
	Building	Dalseo-Ku, Daeku	-	Apr. 11, '01 ~ Apr. 10, '02	-	667
	Building	Dalseo-Ku, Daeku	-	Apr. 26, '01 ~ Apr. 25, '02	50,000	493
	Building	Jung-Ku Daejeon	292	Mar.5, '02 ~ Mar.4, '04	520,000	-
Samsung Merchant & Marine	Building	Dongjak-Ku, Seoul	-	Oct. 21, '01– Oct. 20, '02	1,541,400	-
Total			292	,	4,173,300	1,160

IX. Notes to Financial Statements

1. Details of Deposits and etc.

(Unit: in millions of Won)

Title of Account	Name of Financial Institution	Outstanding Balance	Interest income incurred	Collateral	Remarks
Cash and Cash equivalent	CJ Investment Trust & Securities	52,696			
	Hyundai Investment Trust & Securities	26,815			
	Korea Investment Trust Co., Ltd.	44,915			
	Tong Yang Investment Bank	22,482			
	Kookmin (Housing & Commercial)Bank	33,035			
	Others	94,594			
	Sub total	274,537			
Restricted cash and deposits	Korea Exchange Bank	2.5			
	Kookmin (Housing & Commercial)Bank	2.5			
	Sub total	5			
Other deposits	Seoul Bank	26,000			
	Hana Bank	8,500			
	Peace (Hanvit) Bank	8,000			
	Kookmin (Housing & Commercial)Bank	6,000			
	Korea Exchange Bank	7,300			
	Industrial Bank of Korea	28,000			
	Korea First Bank	15,000			
	Others	7,000			
	Sub total	105,800			
Total		380,342	22,294		

2. Marketable Securities

(Unit: Won)

	Type	Acquisition cost	Book value	Evaluated profit/loss
Securities	Investment securities	25,000,000	20,467,840	-4,532,160
Bonds	Government bonds	30,000,000	30,117,900	117,900
		55,000,000	50,585,740	-4,414,260

3. Details of Inventories

(Unit: in millions of Won)

Item	Beginning Balance	Purchased in FY01	Used in FY01	Book value	Evaluation loss	Ending Balance
PC-Plus	2,887	8,969	11,856	-	-	-
Lan Card	146	1,919	1,854	210	-	210
ADSL Splitter	882	25	96	811	-	811
Visual Telephone	124	-	124	-	-	-
Internal ADSL Modem	8,340	6,901	12,875	2,366	-	2,366
External ADSL Modem	7,072	11,668	16,118	2,622	-	2,622
Cable Modem	6,737	59,111	60,789	5,059	-	5,059
ISDN-UTA	507	-	507	-	-	-
CSU	42	348	175	215	-	215
DSU	141	-	141	-	-	-
Router	246	559	667	138	-	138
ADSL Router	866	-	226	640	-	640
WLL RIU terminal	433	-	50	384	-	384
HomeLan NIC	288	731	753	266	-	266
HomeLan Adapter	244	822	927	140	-	140
T-LAN Adapter	1,646	1,262	1,462	1,446	-	1,446
SHELF for Internet Direct	-	56	50	6	-	6
Fiber optic Ethernet	-	56	56	-	-	-
Total	**30,601**	**92,427**	**108,726**	**14,302**	**-**	**14,302**

4. Details of Trade Receivables

(Unit: in millions of Won)

Title of Account	Debtor	Beginning Balance	Increase	Decrease	Ending Balance	Remarks
Trade Receivables	Subscribers	78,803	907,994	852,762	134,035	
Allowance for bad debts		(822)	(2,536)	-	(3,358)	
Total		77,981	905,458	852,762	130,677	

5. Details of Short-term Borrowings

(Unit: in millions of Won)

Title of Account	Creditor	Kind of Loan	Amount	Interest Rate(p.a.)	Remarks
Short-term borrowings	Dongbu securities	CP	10,000	8.25	-
	Kyobo securities	CP	20,000	7.55	-
	Samsung securities	CP	20,000	7.55	-
	Hanvit securities	CP	5,000	7.55	-
Total			55,000		

6. Details of Trade Payables

(Unit: in millions of Won)

Title of Account	Creditor	Beginning Balance	Increase	Decrease	Ending Balance	Remarks
Short-term trade payables	Daewoo Telecom Co., Ltd.	36,305	1,400	-	37,705	
	Eastel Systems Corp.	36,154	-	6,980	29,175	
	Samsung Electronics Co., Ltd.	32,839	-	7,146	25,693	
	Wellink Co., Ltd.	25,925	34,184	-	60,108	
	Kepco KDN	6,126	50,821	-	56,947	
	Others	387,458	-	155,057	232,401	
	Sub total	524,806	86,405	169,182	442,029	
Long-term trade payables	Samsung Card	29,748	-	17,353	12,394	
	HP Korea	11,983	1,981	-	13,965	
	Cisco Korea	7,456	15,708	-	23,164	
	LG Card	-	7,985	-	7,985	
	Sub total	49,187	25,674	17,353	57,508	
Total		573,993	112,079	186,536	499,537	

7. Details of Long-term Borrowings

(Unit: in millions of Won)

Lender	Kind of Loan	Interest Rate (p.a.)	Beginning Balance	Increase	Decrease	Ending Balance	Repayment Schedule				
							2002	2003	2004	2005	2006
Korea Exchange Bank	Information Promotion Fund	6.50	39,973	-	6,705	33,268	13,324	13,324	6,620	-	-
KDB Capital	Information Promotion Fund	7.25	29,630	6,289	-	35,919	2,993	11,973	11,973	8,980	-
Kookmin (Housing & Commerci al)Bank	Information Promotion Fund	6.00	-	74,390	-	74,390	-	6,199	24,797	24,797	18,597
Industrial	Information	5.00	-	16,150	-	16,150	-	-	5,383	5,383	5,384

Bank of Korea	Promotion Fund										
Chohung Bank	Loan	9.94	-	10,000	-	10,000	-	10,000	-	-	-
Hanvit Bank	Loan	8.41	-	7,000	-	7,000	-	7,000	-	-	-
Kwangju Bank	Loan	7.60	-	15,000	-	15,000	-	-	15,000	-	-
HP Korea	Foreign Currency Loan	9.16	52,036		12,815	39,221	16,449	18,009	4,763	-	-
Total			121,639	128,829	19,520	230,948	32,766	66,505	68,536	39,160	23,981

8. Details of Bonds Issued

(Unit: in millions of Won)

Type	Issue Date	Amount	Interest	Maturity
Local Debenture (public placement)	June 5, 2000	250,000	9.00% p.a.	3 years
Local Debenture (private placement)*	June 16, 2000	306,250	7.85% p.a.	5 years
Local Debenture (public placement)*	Aug. 10, 2000	140,000	8.00% p.a.	2.5 years
Local Debenture (private placement)*	Nov. 24, 2000	30,000	8.82% p.a.	1.5 years
Local Debenture (private placement)*	Dec. 18, 2000	12,000	10.23% p.a.	1.5 years
Local Debenture (private placement)*	Dec. 21, 2000	7,000	9.03% p.a.	1.5 years
Local Debenture (private placement)*	Dec. 27, 2000	20,000	10.08% p.a.	2 years
Local Debenture (private placement)*	Dec. 28, 2000	10,000	10.13% p.a.	2 years
Local Debenture (private placement)*	Dec. 28, 2000	15,000	10.18% p.a.	2 years
Local Debenture (private placement)*	Feb. 21, 2001	10,000	9.67% p.a.	2 years
Local Debenture (private placement)*	Feb. 21, 2001	10,000	9.67% p.a	2 years
Local Debenture (private placement)*	Feb. 21, 2001	10,000	9.67% p.a	2 years
Bonds with Warrants (public placement)*	Mar. 6, 2001	131,350	4.50% p.a	5 years
Local Debenture	May. 29, 2001	10,000	9.34% p.a	2 years

(private placement)*				
Local Debenture (private placement)*	Sep. 25, 2001	15,000	7.84% p.a	3 years
Convertible Bonds (private placement)*	Dec. 24, 2001	27,800	2.00% p.a	3 years
Total		1,004,400		

9. Details of Depreciation and Amortization

(in million Won)

Description	Title of Account	Acquisition cost	Depreciation of current term	Accumulated depreciation	Outstanding balance	Depreciation method
Property and Equipment	Buildings	228,483	4,811	10,676	217,807	Straight-line method, 50 yrs
	Buildings' auxiliary facilities	2,894	54	139	2,755	Straight-line method, 50 yrs
	Structures	192	3	8	184	Straight-line method, 50 yrs
	Machinery and equipment	2,739,103	295,434	500,216	2,238,887	Straight-line method, 8 yrs
	Tools and equipment	7,056	882	2,000	5,056	Straight-line method, 8 yrs
	Vehicles	604	102	221	383	
	Others	41,426	5,977	13,707	27,719	
	Sub-total	3,019,759	307,263	526,968	2,492,791	
Intangible Assets		40,986	15,048	24,863	16,124	
Total		3,060,746	322,311	551,831	2,508,915	

10. Details of Corporate tax

(in KRW)

Description	Amount
Net Income	(-)244,112,785,989
(+)Inclusion in gross revenue & exclusive to loss in money	36,957,033,904
(-)Inclusion to loss in money & exclusion from gross revenue	18,252,579,845
Earning amount in each FY	(-)225,408,331,930
Amount in tax base	(-)225,408,331,930
Tax rate	28%
Pre-paid amount of tax	5,280,108,121

X. Other Required Articles

1. Public Disclosure from January 1, 2001 to March 29, 2002

A) Public disclosure pursuant to Articles 6-2 and 6-3

Date	Agenda	Public Disclosure
Feb. 16, 2001	Resolution of Issuing Bonds with Warrants	1. Face Value : US$ 100 Million 2. Market : Euro market 3. Yield to maturity : 5%/ annum (tentative) 4. Exercise rate : 100%
Feb. 16, 2001	Board resolution for AGM	1. Date of board resolution : February 16, 2001 2. Reason of board resolution : Annual General Shareholder's Meeting and recognition of agenda 3. Date of AGM : March 23, 2001 4. Agenda (1) Approval of Balance Sheet & profit and Loss Statement for the fiscal year 2000 (2) Approval of Statement of disposition of Deficit for the fiscal year 2000 (3) Amendment of the Articles of Incorporation (4) Amendment of Article for officers' severance payment (5) Appointment of directors (6) Approval of ceiling amount of remuneration for directors for year 2001 (7) Appointment of Independent auditor 5. Approved as proposed
Feb. 27, 2001	Issuing Bonds with Warrants	1. Face Value : US$ 100 Million 2. Market : Euro market 3. Warrants Exercisable Period : June 6, 2001 ~ February 6, 2006 4. Yield to maturity : 4.5% p.a. 5. Exercise rate : 100%
Mar. 9, 2001	Pre-Information for AGM	Pre-Information for the 4th Annual General Meeting of Shareholders
Mar. 23, 2001	Resolution of the 4th AGM	All agendas approved as proposed
Mar. 23, 2001	The fact of increasing sales revenue	In FY2000, sales revenue increasing more than 10% compared with FY1999 (Increasing revenue amount : 313,068 Million Won, 1,354.2%)
Mar. 30, 2001	FY2000 Annual Report	FY2000 Annual Report
May. 15, 2001	1st Quarterly Report 2001	1st Quarterly Report of 2001
Jun. 7, 2001	Adjustment to Subscription Price of Bonds with Warrants	Adjustment to the subscription price for the warrants - From KRW 6,500/share to KRW 5,000/share - Effective date : June 7, 2001
Aug. 14, 2001	Interim Report 2001	Interim Report of 2001
Oct. 4, 2001	Report on Large Scale Ownership of Securities and Others	Disclosure by SK Telecom, SK Global, SK Engineering and Construction, and SK Shipping regarding changes in stake holding in Hanaro Before: 20,023,119 shares After: 17,387,746 shares
Nov. 13, 2001	Equity investment in other company (acquisition of common shares and related	- Name of company invested: Dreamline Co., Ltd. - Subject of investment : Common Stock - Total amount of investment (KRW) : 39,325,718,800 - Number of Shares Acquired : 7,601,869 - % of shareholding after equity investment : 32.18%

	securities)	- Date of board of directors' resolution : Nov. 13, 2001
Nov. 14, 2001	3rd Quarterly Report 2001	3rd Quarterly Report of 2001
Dec. 7, 2001	Equity investment in major shareholders	- Name of company invested: LG Telecom Co., Ltd. - Date of investment : Dec. 8, 2001 - Subject of investment : Common Stock - Total amount of investment (KRW) : 5,395,746,920 - Purpose of investment : Co-relate on IMT-2000 Business - Date of board of directors' resolution : Dec. 7, 2001
Dec. 21, 2001	Resolution of Issuing Convertible Bonds	- Face Value : KRW 27.8 billion - Purpose : Acquisition of Dreamline stake - Acquisition cost : KRW 39,529,718,800 - Exercise rate : 100% - Date of board of directors' resolution : Dec. 21, 2001
Dec. 26, 2001	Addition of Affiliated Company	- Name : Dreamline Co., Ltd. - Major Business : Broadband Internet Access - Acquisition Cost : KRW 39,529,718,800 - Number of shares acquired: 7,601,869 - Shareholding position: 32.18% - Reason for acquisition: to increase competitiveness by securing controlling stake
Feb. 4, 2002	Addition of Affiliated Company	- Name : DreamX.net Co. - Major Business : Internet portal service - Purpose of addition: Upon the acquisition of a controlling stake in Dreamline Co., Ltd., Hanaro added Dreamline's affiliated company, DreamX.net as one of its affiliated companies
Feb. 7, 2002	5% Increase in Revenue Compared to Previous Fiscal Year	- Total increase in revenue: KRW 489,261,488,332 - % of increase in revenue: KRW 145.5 - Revenue in fiscal year 2001: KRW 825,448,608,147 - Revenue in fiscal year 2000: KRW 336,187,119,815 - Reason for the increase: growth in revenue attributable to growth of subscribers - Other: the figures may change upon the audit by Hanaro's independent auditors
Feb. 7, 2002	Over 15% Decrease in Ordinary loss Compared to Previous Fiscal Year	- Total amount of decrease in ordinary loss: KRW 55,000,775,872 - % of decrease in ordinary loss: KRW 18.4 - Ordinary loss in fiscal year 2001: -KRW 244,112,785,989 - Ordinary loss in fiscal year 2000: -KRW 299,113,561,861 - Reason for the decrease: growth in revenue and a slowdown in increase of operating costs attributable to growth of subscribers - Other: the figures may change upon the audit by Hanaro's independent auditors subscribers
Feb. 7, 2002	Over 15% Decrease in Net loss Compared to Previous Fiscal Year	- Total amount of decrease in net loss: KRW 55,000,775,872 - % of decrease in net loss: KRW 18.4 - Net loss in fiscal year 2001: -KRW 244,112,785,989 - Net loss in fiscal year 2000: -KRW 299,113,561,861 - Reason for the decrease: growth in revenue and a slowdown in increase of operating costs attributable to growth of subscribers - Other: the figures may change upon the audit by Hanaro's independent auditors subscribers
Feb. 20, 2002	Resolution of Issuing Bonds with Warrants	- Face Value : US$ 100 Million - Market : Euro market - Yield to maturity : 8%/ annum (tentative) - Exercise rate : 100% - Date of board of directors' resolution : Feb. 19, 2002
Feb. 20, 2002	Transfer of Business with Major Shareholders	- Company name: DreamX.net Co. - Relationship: affiliated company - Subject of transfer: Hananet business (portal, e-commerce, cyber education, etc.)

		- Purpose of transfer: integration of e-business - Date of board of directors' resolution : Feb. 19, 2002
Feb. 20, 2002	Board Resolution for AGM	- Date of board of directors' resolution : Feb. 19, 2002 - Purpose of board meeting: AGM - Tentative date for AGM: March 29, 2002-04-02 - AGM agenda Item 1. Approval of balance sheet and income statement for the fiscal year 2001 Item 2. Approval of statement of disposition of deficit Item 3. Amendment of the Articles of Incorporation Item 4. Amendment of Article for officers' severance payment Item 5. Appointment of directors Item 6. Approval of ceiling amount remuneration for directors for year 2002
Feb. 20, 2002	Transaction with the Largest Shareholding Group	- Company name: Dacom Corporation - Amount of transaction: KRW 54 billion - Date of board of directors' resolution : Feb. 19, 2002
Feb. 22, 2002	Issuing Bonds with Warrants	- Face Value : US$ 100 Million - Market : Euro market - Warrants Exercisable Period : May 26, 2002 ~ January 26, 2007 - Yield to maturity : 8.8% p.a. - Exercise rate : 100%
Feb. 27, 2002	Derivative Open Account	- Contract amount: USD 50 million (Won/USD swap) - Previous balance of derivative contract: KRW 63.5 billion - Changes in contract: KRW 66,204,500,000 - Reason for change: swap unwinding - Date of change: Feb. 26, 2002
Mar. 12, 2002	Appointment of outside auditor	- Name of outside of auditor: Anjin & Co - Date of appointment: March 11, 2002 - Contract period: Jan. 1, 2002 – Dec. 31, 2004 - Background of appointment: re-appointment due to termination of audit period - Eligibility of auditor: fair
Mar. 14, 2002	Pre-information for the 5th AGM	- Role of outside directors and issues concerning compensation ● Role of outside directors ● Compensation for outside directors and others - Major shareholders ● In cases where as a single transaction exceeds the designated amount ● In cases where as a certain designated transactions or the total transaction amount within a certain year exceeds the designated amount - Pre-information for the 5th AGM ● Business outlook ● Reference materials for the 5th AGM
Mar. 21, 2002	Exercise of Warrants	- Increase in Capital stock : KRW 14,951,970,000 - Balance of Capital stock : KRW 1,334,951,970,000 - Increase number of shares : 2,990,394 - Total number of shares outstanding : 266,990,,394 - Change : 1.13 - Relates on Bonds with Warrants ● Number of shares to be issued : 24,714,000 ● New balance : KRW 108,618,030,000
Mar. 22, 2002	Exercise of Warrants	- Increase in Capital stock : KRW 21,130,470,000 - Balance of Capital stock : KRW 1,356,082,440,000 - Increase number of shares : 4,226,094 - Total number of shares outstanding : 271,216,488 - Change : 1.58 - Relates on Bonds with Warrants ● Number of shares to be issued : 24,714,000

		● New balance : KRW 87,487,560,000
Mar. 28, 2002	Exercise of Warrants	- Increase in Capital stock : KRW 30,027,510,000 - Balance of Capital stock : KRW 1,386,109,950,000 - Increase number of shares : 6,005,502 - Total number of shares outstanding : 277,221,990 - Change : 2.21 - Relates on Bonds with Warrants ● Number of shares to be issued : 27,714,000 ● New balance : KRW 57,460,050,000

B) Public disclosure pursuant to KOSDAQ regulations

Date	Title	Public Disclosure
Feb. 16, 2001	Resolution of Issuing Bonds with Warrants	1. Face Value : US$ 100 Million 2. Market : Euro market 3. Yield to maturity : 5%/ annum (tentative) 4. Exercise rate : 100%
Feb. 16, 2001	Board resolution for AGM	1. Date of board resolution : February 16, 2001 2. Reason of board resolution : Annual General Shareholder's Meeting and recognition of agenda 3. Date of AGM : March 23, 2001 4. Agenda (1) Approval of Balance Sheet & profit and Loss Statement for the fiscal year 2000 (2) Approval of Statement of disposition of Deficit for the fiscal year 2000 (3) Amendment of the Articles of Incorporation (4) Amendment of Article for officers' severance payment (5) Appointment of directors (6) Approval of ceiling amount of remuneration for directors for year 2001 (7) Appointment of Independent auditor 5. Approved as proposed
Feb. 27, 2001	Issuing Bonds with Warrants	1.Face Value : US$ 100 Million 2.Market : Euro market 3.Warrants Exercisable Period : June 6, 2001 ~ February 6, 2006 4.Yield to maturity : 4.5% p.a. 5.Exercise rate : 100%
Mar. 9, 2001	Pre-Information for AGM	Pre-Information for the 4th Annual General Meeting of Shareholders
Mar. 23, 2001	Resolution of the 4th AGM	All agendas approved as proposed
Mar. 23, 2001	The fact of increasing sales revenue	In FY2000, sales revenue increasing more than 10% compared with FY1999 (Increasing revenue amount : 313,068 Million Won, 1,354.2%)
Mar. 30, 2001	FY2000 Annual Report	FY2000 Annual Report
May. 15, 2001	1st Quarterly Report 2001	1st Quarterly Report of 2001
Jun. 7, 2001	Adjustment to Subscription Price of Bonds with Warrants	Adjustment to the subscription price for the warrants - From KRW 6,500/share to KRW 5,000/share - Effective date : June 7, 2001
Jul. 20, 2001	Inquired disclosure on acquisition of Dreamline's broadband subscribers	HTI currently in negotiation with Dreamline. Details of the negotiation to be disclosed upon the occurrence of substantial development.
Aug. 14, 2001	Interim Report 2001	Interim Report of 2001

Aug. 20, 2001	Re-disclosure of Inquired disclosure on Jul, 20. 2001	Details of the negotiation to be disclosed upon the occurrence of substantial development.
Sep. 15, 2001	Re-disclosure of Inquired disclosure on Jul, 20. 2001	Details of the negotiation to be disclosed upon the occurrence of substantial development.
Oct. 4, 2001	Report on Large Scale Ownership of Securities and Others	
Oct. 11, 2001	Re-disclosure of Inquired disclosure on Jul, 20. 2001	Details of the negotiation to be disclosed upon the occurrence of substantial development.
Nov. 10, 2001	Re-disclosure of Inquired disclosure on Jul, 20. 2001	Details of the negotiation to be disclosed upon the occurrence of substantial development.
Nov. 13, 2001	Equity investment in other company (acquisition of common shares and related securities)	
Nov. 14, 2001	3rd Quarterly Report 2001	
Dec. 7, 2001	Equity investment in major shareholders	
Dec. 21, 2001	Resolution of Issuing Convertible Bonds	
Dec. 21, 2001	Notice of change of Representative Directors	- Before the change ● President & CEO : Yun-Sik Shin - After the change ● President & CEO : Yun-Sik Shin ● President & Senior Executive Vice President : Dong Sung Cho - Ground for change : By having an independent, designated representative for each business area, Hanaro attempts to proactively respond on foreign funding. - Date of board of directors' resolution : Dec. 21, 2001
Dec. 26, 2001	Addition of Affiliated Company	
Dec. 26, 2001	Notice of Shareholder Register Closing	- Fixed date : Dec. 31, 2001 - Period for Closing of Stockholder Register : From Jan.1, 2002 till AGM - Reasons for Closing : Fixed number of shareholder's voting rights
Feb. 4, 2002	Addition of Affiliated Company	
Feb. 7, 2002	5% Increase in Revenue Compared to Previous Fiscal	

	Year	
Feb. 7, 2002	Over 15% Decrease in Ordinary loss Compared to Previous Fiscal Year	
Feb. 7, 2002	Over 15% Decrease in Net loss Compared to Previous Fiscal Year	
Feb. 15, 2002	Disclosure of Inquiry	- Hanaro Telecom, Inc. announces that the company will hold a board meeting within Feb, 2002 to discuss and approve the issuance of US$100,000,000 bonds with warrants. Final resolutions of the meeting regarding the planned issuance of US$100,000,000 bonds with warrants will be promptly announced..
Feb. 20, 2002	Resolution of Issuing Bonds with Warrants	
Feb. 20, 2002	Transfer of Business with Major Shareholders	
Feb. 20, 2002	Board Resolution for AGM	
Feb. 20, 2002	Transaction with the Largest Shareholding Group	
Feb. 22, 2002	Issuing Bonds with Warrants	
Feb. 26, 2002	Disclosure of Inquiry	- It is true that Hanaro Telecom, Inc. is in talks with Korea Thrunet Co., Ltd. Regarding a possible consolidation between the two companies. However, there has been no substantial development such as signing of a consolidation contract or an exchange of MOU. Any material developments on this issue will be promptly announced going forward.
Feb. 27, 2002	Derivative Open Account	
Mar. 12, 2002	Appointment of outside auditor	
Mar. 14, 2002	Pre-information for the 5th AGM	
Mar. 21, 2002	Exercise of Warrants	
Mar. 22, 2002	Exercise of Warrants	
Mar. 25, 2002	Re-disclosure of Inquiry on Feb. 26, 2002	Details of the negotiation to be disclosed upon the occurrence of substantial development.
Mar. 28, 2002	Exercise of Warrants	

C) Progress of pre-disclosed management decisions

Date of Disclosure	Title	Public Disclosure	Progress
Feb. 26, 2002	Inquired disclosure about M&A with	HTI currently in negotiation with Thrunet. Details of the	HTI disclose about M&A with Thrunet on Mar. 25, 2002

	Thrunet	negotiation to be disclosed upon the occurrence of substantial development.	

2. Summary of Annual General Meeting of Shareholders

Date	Agenda	Resolution
The 5th AGM (March 29, 2002)	Approval of Balance Sheet and Statements of operations for the FY2001	Approved
	Approval of Statements of Disposition of Deficit for the year FY2001	Approved (no dividend)
	Amendments to the Articles of Incorporation	Approved
	Amendments to the regulation on severance payment for standing directors	Directors newly elected; Dong Ki Kim (Non-standing) Sung Kyou Park (Non-standing) Yong Hwan Kim (Non-standing) Wung Hae Lee (Non-standing) Hang Gu Bahk (Non-standing) Shin Bae Kim (Non-standing) Soon Ho Hong (Non-standing)
	Appointment of new directors	Approved
	Approval of maximum amount of remuneration for directors for year 2002	Approved
The 4th AGM (March 23, 2001)	Approval of Balance sheet & Statement of operations for FY2000	Approved
	Approval of Statement of disposition of deficit for FY2000	Approved (no dividend)
	Amendments of the Articles of Incorporation	Approved (denomination of share certificates and etc.)
	Amendment of Article for officers' severance payment	Approved
	Appointment of new directors	Directors newly elected; In-Haeng Lee (Standing) Jin-Duck Kim (Standing) Min-Rae Cho (Non-standing)
	Approval of ceiling amount of remuneration for directors for year 2001	Approved
	Appointment of new independent auditor	Arthur Anderson (Anjin & Co)
The 3rd AGM (March 17, 2000)	Approval of Balance sheet & Statement of operations for FY1999	Approved
	Approval of Statement of disposition of deficit for FY1999	Approved (no dividend)
	Amendments of parts of the Articles of Incorporation	Approved (New Articles for establishing Audit committee)

	Amendment of Article for officers' severance payment	Approved
	Appointment of new directors	Director re-elected; Yun Sik Shin (Standing) Directors newly elected; Chang Oh Chun (Standing) Young Woo Nam (Non-standing) Byung Moon Shuh (Non-standing) Sung Kyu Park (Non-standing) Woong Hae Lee (Non-standing)
	Approval of ceiling amount of remuneration for directors for year 2001	Approved
	Approval of granting stock purchase option rights	Approved
	Appointment of new independent auditor	PWC(Samil Accounting Firm)
Extraordinary shareholders meeting (October 1,1999)	Amendments of the Articles of Incorporation	Approved
	Appointment of new directors	Directors newly elected; Dong Sung Cho (Standing) Jae Chun Park (Non-standing) Dong Ki Kim (Non-standing) Yong Hwan Kim (Non-standing)
	Approval of granting stock purchase option rights	Approved
The 2nd AGM (February 26, 1999)	Approval of Balance sheet & Statement of operations for FY1998	Approved
	Approval of Statement of appropriation of retained earnings for FY1998	Approved(no dividend)
	Appointment of new directors	Directors newly elected; Byung Kwan Bae (Non-standing) Jin Chan Kim (Non-standing) Hang Gu Park (Non-standing) Myung Wook Park (Non-standing)
	Approval of ceiling amount of remuneration for directors for year 1998	Approved
	Approval of ceiling amount of remuneration for auditors for year 1998	Approved
	Amendments of the Articles of Incorporation	Approved(New Articles to grant stock purchase option right)
	Approval of granting stock purchase option rights	Approved

3. Contingent Liabilities

(1) Promissory notes

Creditor	Number of notes	Amount	Remarks
Financial institutions	4	Blank	Relating to loan

4. Matters of Importance after 2001 Book Closing

(1) Issuance of Euro Bonds with Warrants

- Face value: Non-registered, non-guaranteed detachable Euro bonds with warrants
- Issue (closing) date: February 26, 2002
- Listing of bonds: :Luxembourg Stock Exchange
- Method: Public offering
- Interest: 0%
- Yield to maturity: 8% p.a.
- Exercise price: KRW 7,388/share
- Price adjustment: Quarterly base, no less than KRW 5,000
- Shares to be issued: Registered, common shares
- Warrants exercise period: May 26, 2002 – January 26, 2007
- Put option: exercisable on August 26, 2003 and receive 112.2369% of the principal mount

EXHIBIT A

HANARO TELECOM, INC.

NON-CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2001 AND 2000
TOGETHER WITH AUDITORS' REPORT

EXHIBIT A

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

English Translation of a Report Originally Issued in Korean

To the Shareholders and Board of Directors of
Hanaro Telecom, Inc.:

We have audited the accompanying non-consolidated balance sheets of Hanaro Telecom, Inc. (the "Company") as of December 31, 2001 and 2000, and the related non-consolidated statements of operations, disposition of deficit and cash flows for the years then ended, all expressed in Korean won. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the Republic of Korea. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hanaro Telecom, Inc. as of December 31, 2001 and 2000, and the results of its operations, changes in its deficit and its cash flows for the years then ended in conformity with financial accounting standards in the Republic of Korea.

The translated amounts in the accompanying financial statements have been translated into U.S. dollars, solely for the convenience of the reader, on the basis set forth in Note 2 to the non-consolidated financial statements.

Without qualifying our opinion, we draw attention to Note 1 to the non-consolidated financial statements which states that the operations of the Company have been affected, and may continue to be affected for the foreseeable future, by the general unstable economic conditions in the Republic of Korea and in the Asia Pacific region. The ultimate effect of these uncertainties on the financial position of the Company as of the balance sheet date cannot presently be determined.

Accounting principles, auditing standards and their application in practice vary among countries. The accompanying financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to audit such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying financial statements are for use by those knowledgeable about Korean accounting procedures, auditing standards and their application in practice.

Seoul, Korea,
February 8, 2002

EXHIBIT A

HANARO TELECOM, INC.

NON-CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2001 AND 2000

ASSETS	Korean Won 2001 (In millions)	Korean Won 2000 (In millions)	Translation into U.S. Dollars (Note 2) 2001 (In thousands)	Translation into U.S. Dollars (Note 2) 2000 (In thousands)
CURRENT ASSETS:				
Cash and cash equivalents (Notes 3 and 5)	₩ 274,537	₩ 357,040	$ 209,012	$ 271,823
Short-term financial instruments (Notes 4, 5 and 14)	105,800	140,200	80,548	106,738
Marketable securities (Note 6)	50,586	15,318	38,512	11,662
Trade receivables, net of allowance for doubtful accounts of ₩3,358 million in 2001 and ₩822 million in 2000	130,677	77,981	99,488	59,369
Short-term loans, net of discount on present value of ₩444 million in 2001 and ₩18 million in 2000 (Note 8)	10,702	743	8,148	565
Accounts receivable-other, net of discount on present value of ₩37 million in 2000	5,944	1,050	4,525	800
Accrued income	3,137	8,006	2,389	6,095
Prepaid expenses (Note 9)	30,797	28,684	23,447	21,838
Prepaid income taxes	5,280	12,682	4,020	9,655
Advance payments	2,586	12,107	1,969	9,217
Forward exchange contracts (Note 16)	2,519	-	1,918	-
Inventories	14,302	30,601	10,888	23,297
Other current assets	5,905	19,673	4,496	14,978
	642,772	704,085	489,360	536,037
NON-CURRENT ASSETS:				
Long-term financial instruments (Notes 2, 4 and 5)	1,140	28,439	868	21,652
Investment securities (Note 7)	101,748	49,788	77,463	37,905
Long-term accounts receivable -other, net of discount on present value of ₩175 million in 2000	-	829	-	631
Long-term loans, net of discount on present value of ₩3,600 million in 2001 and ₩5,534 million in 2000 (Note 8)	13,637	21,431	10,382	16,316
Key-money deposits	65,959	60,734	50,216	46,238
Long-term prepaid expenses (Note 9)	20,951	32,892	15,950	25,041
Property and equipment, net (Note s 10, 12, 14 and 25)	2,718,361	2,427,970	2,069,555	1,848,474
Intangibles (Notes 11 and 25)	16,124	19,921	12,276	15,166
	2,937,920	2,642,004	2,236,710	2,011,423
Total Assets	₩ 3,580,692	₩ 3,346,089	₩ 2,726,070	₩ 2,547,460

(continued)

EXHIBIT A

HANARO TELECOM, INC.

NON-CONSOLIDATED BALANCE SHEETS (CONTINUED)

AS OF DECEMBER 31, 2001 AND 2000

LIABILITIES AND SHAREHOLDERS' EQUITY	Korean Won 2001 (In millions)	Korean Won 2000 (In millions)	Translation into U.S. Dollars (Note 2) 2001 (In thousands)	Translation into U.S. Dollars (Note 2) 2000 (In thousands)
CURRENT LIABILITIES:				
Trade payables	₩ 103,477	₩ 117,408	$ 78,780	$ 89,385
Short-term borrowings (Note 13)	55,000	105,000	41,873	79,939
Other accounts payable	338,552	407,398	257,748	310,163
Advance received (Note 15)	98,955	346	75,337	264
Accrued expenses	30,658	19,159	23,341	14,587
Withholdings	4,238	4,779	3,226	3,638
Current maturities of long-term debt, net of discount on debentures of ₩506 million in 2001 and ₩34 million in 2000 (Notes 12 and 14)	249,410	86,536	189,882	65,882
Other current liabilities	24,526	3,235	18,672	2,463
	904,816	743,861	688,859	566,321
LONG-TERM LIABILITIES:				
Long-term debt, net of current portion (Note 14)	198,181	100,522	150,880	76,529
Debentures, net of current portion and discount on debentures (Note 14)	814,189	771,933	619,862	587,692
Long-term obligation under capital leases, net of current portion (Note 12)	57,508	49,187	43,782	37,447
Long-term advance received (Note 15)	155,482	-	118,372	-
Accrued severance indemnities, net of payments to National Pension of ₩349 million in 2001 and ₩459 million in 2000 (Note 2)	15,315	9,383	11,660	7,143
Other long-term liabilities	5,872	-	4,471	-
	1,246,547	931,025	949,027	708,811
Total Liabilities	2,151,363	1,674,886	1,637,886	1,275,132
SHAREHOLDERS' EQUITY (Note 17):				
Capital stock	1,320,000	1,320,000	1,004,949	1,004,949
Paid-in capital in excess of par value	693,205	693,205	527,754	527,754
Accumulated deficit (net loss of ₩244,113 million in 2001 and ₩299,118 million in 2000)	(586,097)	(341,984)	(446,210)	(260,361)
Capital adjustments:				
Stock compensation (Note 18)	2,890	1,802	2,200	1,372
Valuation loss on investments, net (Note 7)	(669)	(1,820)	(509)	(1,386)
Total Shareholders' Equity	1,429,329	1,671,203	1,088,184	1,272,328
Total Liabilities and Shareholders' Equity	₩ 3,580,692	₩ 3,346,089	$ 2,726,070	$ 2,547,460

The accompanying notes are an integral part of these statements.

EXHIBIT A

HANARO TELECOM, INC.

NON-CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	Korean Won		Translation into U.S. Dollars (Note 2)	
	2001	2000	2001	2000
	(In millions, except per share amount)		(In thousands, except per share amount)	
OPERATING REVENUE (Note 25)	₩ 825,449	₩ 336,187	$ 628,434	$ 255,948
OPERATING EXPENSES (Note 19)	990,637	632,764	754,196	481,739
OPERATING LOSS	(165,188)	(296,577)	(125,762)	(225,791)
NON-OPERATING INCOME:				
Interest income	26,228	57,354	19,968	43,664
Gain on valuation of marketable securities	5,268	-	4,010	-
Gains on disposal of investments	1,393	-	1,060	-
Gain on foreign currency transactions	6,490	2,011	4,941	1,531
Gain on foreign currency translation	529	-	403	-
Gain on valuation of forward exchange contract (Note 16)	2,519	-	1,918	-
Reversal of stock compensation expenses	-	195	-	148
Other	6,550	1,644	4,989	1,252
	48,977	61,204	37,289	46,595
NON-OPERATING EXPENSES:				
Interest expense	106,781	43,825	81,296	33,365
Loss on foreign currency transactions	4,781	163	3,640	124
Loss on foreign currency translation	7,031	7,088	5,353	5,396
Loss on valuation of marketable securities	-	9,682	-	7,371
Loss on disposal of trade receivables (Note 15)	4,100	-	3,121	-
Impairment loss on investment securities (Note 7)	3,594	-	2,736	-
Donations	717	723	546	550
Other	898	2,260	684	1,721
	127,902	63,741	97,376	48,527
ORDINARY LOSS	(244,113)	(299,114)	(185,849)	(227,723)
EXTRAORDINARY ITEMS	-	-	-	-
LOSS BEFORE INCOME TAXES	(244,113)	(299,114)	(185,849)	(227,723)
INCOME TAX EXPENSE (Note 20)	-	(4)	-	(3)
NET LOSS	₩ (244,113)	₩ (299,118)	$ (185,849)	$ (227,726)
ORDINARY LOSS PER SHARE (Note 21)	₩ (925)	₩ (1,160)	$ (0.70)	$ (0.88)
NET LOSS PER SHARE (Note 21)	₩ (925)	₩ (1,160)	$ (0.70)	$ (0.88)
DILUTED ORDINARY LOSS PER SHARE (Note 21)	₩ (924)	₩ -	$ (0.70)	$ -
DILUTED NET LOSS PER SHARE (Note 21)	₩ (924)	₩ -	$ (0.70)	$ -

The accompanying notes are an integral part of these statements.

EXHIBIT A

HANARO TELECOM, INC.

NON-CONSOLIDATED STATEMENTS OF DISPOSITION OF DEFICIT

FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	Korean Won		Translation into U.S. Dollars (Note 2)	
	2001	2000	2001	2000
	(In millions)		(In thousands)	
ACCUMULATED DEFICIT BEFORE DISPOSITION :				
Undisposed deficit carried over from prior year	₩ (341,984)	₩ (42,866)	$ (260,361)	$ (32,635)
Net loss	(244,113)	(299,118)	(185,849)	(227,726)
	(586,097)	(341,984)	(446,210)	(260,361)
DISPOSITION OF DEFICIT	-	-	-	-
UNDISPOSED DEFICIT TO BE CARRIED FORWARD TO SUBSEQUENT YEAR	₩ (586,097)	₩ (341,984)	$ (446,210)	$ (260,361)

The accompanying notes are an integral part of these statements.

EXHIBIT A

HANARO TELECOM, INC.

NON-CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	Korean Won		Translation into U.S. Dollars (Note)	
	2001	2000	2001	2000
	(In millions)		(In thousands)	
CASH FLOWS FROM OPERATING ACTIVITIES:				
Net loss	₩ (244,113)	₩ (299,118)	$ (185,849)	$ (227,726)
Addition of expenses not involving cash outflows:				
Stock compensation expense	1,088	1,802	828	1,372
Provision for severance indemnities	8,659	5,974	6,592	4,548
Amortization of discount on debentures	7,873	3,411	5,994	2,596
Amortization of present value discount	-	37	-	28
Recognition of long-term accrued interest	4,700	-	3,578	-
Employee fringe benefits	396	2,179	302	1,659
Depreciation	322,311	182,858	245,383	139,214
Loss on foreign currency translation	7,031	7,088	5,353	5,396
Provision for doubtful accounts	2,536	727	1,931	554
Loss on disposal of marketable securities	5	2,200	4	1,675
Loss on valuation of marketable securities	-	9,682	-	7,371
Loss on disposal of property and equipment	803	38	612	29
Impairment loss on investment securities	3,594	-	2,736	-
	358,996	215,996	273,313	164,442
Deduction of revenues not involving cash inflows:				
Gain on valuation of marketable securities	5,268	-	4,010	-
Gain on disposal of marketable securities	190	-	145	-
Amortization of present value discount	2,116	1,675	1,611	1,276
Gain on valuation of forward exchange contract	2,519	-	1,918	-
Gain on disposal of property and equipment	52	69	40	53
Gain on disposal of investments	1,393	-	1,060	-
Gain on foreign currency translation	106	-	80	-
Reversal of stock compensation expense	-	195	-	148
	11,644	1,939	8,864	1,477
Changes in assets and liabilities resulting from operations:				
Increase in trade receivables	(55,232)	(69,322)	(42,049)	(52,777)
Increase in accounts receivable -other	(5,358)	(44)	(4,079)	(34)
Decrease (Increase) in accrued income	4,869	(2,373)	3,706	(1,807)
Decrease (Increase) in prepaid expenses	(2,113)	17,241	(1,609)	13,126
Decrease in prepaid income taxes	7,402	2,752	5,635	2,095
Decrease in advance payments	9,521	21,493	7,248	16,364
Increase in inventories	(78,528)	(285,253)	(59,784)	(217,171)
Decrease (Increase) in other current assets	13,768	(9,297)	10,482	(7,078)
Decrease in long-term prepaid expenses	11,941	3,938	9,091	2,998
Increase (Decrease) in trade payables	(13,931)	54,356	(10,605)	41,383

(continued)

EXHIBIT A

HANARO TELECOM, INC.

NON-CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999

	Korean Won		Translation into U.S. Dollars (Note 2)	
	2001	2000	2001	2000
	(In millions)		(In thousands)	
Changes in assets and liabilities resulting from operations:				
Increase (Decrease) in other accounts payable	₩ (68,846)	₩ 205,476	$ (52,415)	$ 156,434
Increase in advance received	991	157	754	120
Increase in accrued expenses	11,499	14,617	8,754	11,128
Increase (Decrease) in withholdings	(541)	2,292	(412)	1,745
Increase in other current liabilities	21,291	2,480	16,209	1,889
Increase in other long- term liabilities	5,872	-	4,471	-
Decrease in payments to National Pension	110	134	84	102
Payments of severance indemnities	(2,837)	(1,848)	(2,160)	(1,407)
	(140,122)	(43,201)	(106,679)	(32,890)
Net cash flows used in operating activities	(36,883)	(128,262)	(28,079)	(97,651)
CASH FLOWS FROM INVESTING ACTIVITIES:				
Proceeds from disposal of marketable securities	629	2,867,477	479	2,183,081
Collection of short-term financial instruments	499,640	2,475,525	380,388	1,884,679
Redemption of short- term loans	760	658	579	501
Redemption of long-term loans	332	1,683	253	1,282
Proceeds from disposal of investment securities	3,708	-	2,823	-
Withdrawal of long-term financial instruments	27,496	1,444	20,933	1,099
Refund of key-money deposits	-	1,090	-	830
Proceeds from disposal of property and equipment	1,228	373	935	284
Increase in short-term financial instruments	(465,240)	(2,114,649)	(354,199)	(1,609,935)
Purchase of marketable securities	(30,444)	(2,575,762)	(23,178)	(1,960,991)
Increase in short-term loans	-	(153)	-	(117)
Purchase of investment securities	(56,718)	(47,194)	(43,180)	(35,930)
Increase in long-term financial instruments	(197)	(26,659)	(150)	(20,296)
Increase in long-term loans	(1,751)	(8,030)	(1,332)	(6,113)
Payment of key-money deposits	(3,718)	(26,731)	(2,831)	(20,351)
Acquisition of property and equipment	(504,807)	(1,583,587)	(384,323)	(1,205,624)
Increase in intangibles	(11,250)	(22,892)	(8,565)	(17,428)
Net cash flows used in investing activities	(540,332)	(1,057,407)	(411,368)	(805,029)

(continued)

EXHIBIT A

HANARO TELECOM, INC.

NON-CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	Korean Won		Translation into U.S. Dollars (Note 2)	
	2001	2000	2001	2000
	(In millions)		(In thousands)	
CASH FLOWS FROM FINANCING ACTIVITIES:				
Proceeds from short-term borrowings	₩ 55,000	₩ 104,920	$ 41,873	$ 79,878
Proceeds from long-term debt	128,829	79,394	98,080	60,445
Proceeds from long-term obligation under capital leases	43,407	69,111	33,047	52,616
Proceed from issuance of debentures	205,947	812,238	156,792	618,377
Increase in long-term advance received	309,000	-	235,249	-
Proceeds from issuance of common stock	-	398,797	-	303,614
Repayment of short-term borrowings	(105,000)	-	(79,939)	-
Repayment of long-term debt	(86,571)	(3,055)	(65,908)	(2,326)
Decrease in long-term advance received	(55,900)	-	(42,558)	-
Net cash flows provided by financing activities	494,712	1,461,405	376,636	1,112,604
NET INCREASE (DECREASE) IN CASH	(82,503)	275,736	(62,811)	209,924
CASH, BEGINNING OF YEAR	357,040	81,304	271,823	61,899
CASH, END OF YEAR	₩ 274,537	₩ 357,040	$ 209,012	$ 271,823

(continued)

EXHIBIT A

HANARO TELECOM, INC.

NON-CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

	Korean Won		Translation into U.S. Dollars (Note)	
	2001	2000	2001	2000
	(In millions)		(In thousands)	
TRANSACTIONS NOT INVOLVING CASH:				
Transfer of long-term loans to current portion	₩ 10,702	₩ 589	$ 8,148	$ 449
Transfer of long-term accounts receivable to current portion	-	465	-	354
Transfer of accounts receivable -other to key-money deposits	501	-	382	-
Transfer of long-term accounts receivable to key - money deposits	1,006	-	765	-
Transfer of inventories to prepaid expenses	-	41,287	-	31,433
Transfer of inventories to long- term prepaid expenses	-	29,398	-	22,381
Transfer of inventories to property and equipment	94,826	204,592	72,193	155,761
Transfer of property and equipment to inventories	-	12,923	-	9,839
Transfer of debentures to current portion	180,994	43,715	137,795	33,281
Transfer of long-term debt to current portion	32,767	21,117	24,946	16,077
Transfer of long-term obligation under capital lease to current portion	35,650	21,703	27,142	16,523
Transfer of long-term advance received to current portion	97,618	-	74,319	-
Transfer of depreciation to property and equipment	-	393	-	300
Recognition of gain on valuation of investment securities as capital adjustments	1,151	-	877	-
Recognition of loss on valuation of investment securities as capital adjustments	-	1,820	-	1,386

The accompanying notes are an integral part of these statements.

EXHIBIT A

HANARO TELECOM, INC.

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2001 AND 2000

1. GENERAL:

Hanaro Telecom, Inc. (the "Company") was incorporated on September 26, 1997 pursuant to the laws of the Republic of Korea ("Korea"). The Company was formed following its selection by the Ministry of Information and Communication ("MIC") on June 13, 1997 as the second carrier to provide local telephony services in Korea. The Company commenced providing local call and high-speed data access, including internet and multimedia access, on April 1, 1999 in the cities of Seoul, Pusan, Ulsan and Incheon.

On November 11, 1998, the Company was listed on the Korea Securities Dealers Automated Quotation System ("KOSDAQ"). The Company issued ADRs (American Depository Receipts) on April 4, 2000, which are traded on the National Association of Securities Dealers Automated Quotation System ("NASDAQ").

The Company's headquarters is located in Seocho-Gu, Seoul. The Company has 10 domestic branches and also has invested in several companies such as Hanaro Telecom America, Inc., Hanaro Realty Development & Management Co., Ltd., Hanaro Customer Service, Inc., Hanaro Internetdesk Co., Ltd., Hanaro Technologies, Inc. and Dreamline Co. in order to facilitate and strengthen its services.

As of December 31, 2001, the shareholders of the Company are as follows:

	Number of shares	Percentage of Ownership (%)
Samsung Electronics Co., Ltd.	23,542,281	8.92
Dacom Corporation	19,754,656	7.48
SK Telecom	15,117,710	5.73
Daewoo Securities Co., Ltd.	12,000,000	4.55
LG Electronics, Inc.	11,175,047	4.23
LG Insurance Co., Ltd.	8,025,156	3.04
LG Telecom Co., Ltd.	5,397,574	2.04
Onse Telecom	3,622,533	1.37
Korea Veterans Welfare Corporation	3,406,050	1.29
Employee stock ownership association	1,745,777	0.66
Others	160,213,216	60.69
	264,000,000	100.00

Beginning in 1997, Korea and other countries in the Asia Pacific region experienced a severe contraction in substantially all aspects of their economies. This situation is commonly referred to as the 1997 Asian Financial Crisis. In response to this situation, the Korean government and the private sector began implementing structural reforms to historical business practices.

The Korean economy continues to experience difficulties, particularly in the areas of restructuring private enterprises and reforming the banking industry. The Korean government continues to apply pressure to Korean companies to restructure into more efficient and profitable firms. The banking industry is currently undergoing consolidations and uncertainty exists with regards to the continued availability of financing. The Company may be either directly or indirectly affected by the situation described above. The accompanying non-consolidated financial statements reflect management's current assessment of the impact to date of the economic situation on the financial position of the Company. Actual results may differ materially from management's current assessment.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Presentation

The Company maintains its official accounting records in Korean won and prepares its statutory non-consolidated financial statements in the Korean language (Hangul) in conformity with the accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying financial statements have been condensed, restructured and translated into English with certain expanded descriptions from the Korean language financial statements. Certain information included in the statutory Korean language financial statements, but not required for a fair presentation of the Company's financial position, results of operations or cash flows, is not presented in the accompanying financial statements.

The U.S. dollar amounts presented in these financial statements were computed by translating the Korean won into U.S. dollars based on the Korea Exchange Bank Basic Rate of ₩1,313.5 to US$1.00 at December 31, 2001, solely for the convenience of the reader. This convenience translation into U.S. dollars should not be construed as representations that the Korean won amounts have been, could have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

The significant accounting policies followed by the Company in preparing the accompanying financial statements are summarized as follows:

Revenue Recognition

Revenue related to installation of service and sale of customer premises equipment is recognized when equipment is delivered and installation is completed. Revenue from monthly recurring service is recognized in the month the service is provided.

Cash and Cash Equivalents

Cash and cash equivalents are bank deposits and short-term money market instruments that can be easily converted into cash and whose risk of value fluctuation arising from changes of interest rates is not material. Only investments with maturities of three months or less at the acquisition date are included in cash equivalents.

Short-term Financial Instruments

Short-term financial instruments primarily consist of time deposits with original maturities of less than one year and repurchase agreements that invest in short-term highly liquid securities. Short-term financial instruments are recorded at cost. Interest income on short-term financial instruments is accrued as earned.

Allowance for Doubtful Accounts

The allowance for doubtful accounts is provided based on the estimated collectibility of individual accounts and historical bad debt experience.

Inventories

Inventories consist primarily of modems and local area network equipment to be leased to customers. Inventories are stated at the lower of cost, determined using the average cost method or net realizable value. If the net realizable value of inventories is lower than cost, inventories are adjusted to net realizable value and the difference between cost and revalued amount is charged to current operations.

Marketable Securities

Marketable securities are stated at acquisition cost plus incidental expenses. If the fair value of marketable securities differs from the book value determined by the individual moving average method, marketable securities are stated at fair value and the unrealized gain or loss is reflected in current operations.

Investment Securities

(1) Equity Securities

Equity securities held for investment (excluding those of affiliates and subsidiaries discussed in the next paragraph) that are not actively quoted (e.g., an unlisted security) are stated at acquisition cost. Actively quoted (e.g., a listed security) securities, including those traded over-the-counter, are stated at fair value with a valuation gain or loss recorded as a capital adjustment. If the fair value of a listed equity security or the net equity value of an unlisted equity security held for investment declines compared to acquisition cost and is not expected to recover (an impaired investment security), the value of the equity security is adjusted to fair value or net equity value, with the valuation loss charged to current operations.

Equity securities held for investment that are in companies in which the Company is able to exercise significant influence over the investees are accounted for using the equity method. The Company's share in net income or net loss of investees is reflected in current operations. Changes in the retained earnings, capital surplus or other capital accounts of investees are accounted for as an adjustment to retained earnings or to capital adjustment.

(2) Debt Securities

Debt securities held for investment are classified as either held-to-maturity investment debt securities or available-for-sale investment debt securities at the time of purchase. Investments in debt securities of the types indicated below are classified as available-for-sale investment debt securities.

- All held-to-maturity investment debt securities if some portion was sold during the current period
- Securities obliged to be sold before maturity by legal regulations
- Securities accounted for as investment securities impairment loss

Held-to-maturity investment debt securities are stated at acquisition cost, as determined by the individual moving average method. When the face value of a held-to-maturity investment debt security differs from its acquisition cost, the effective interest method is applied to amortize the difference over the remaining term of the security. Available-for-sale investment debt securities are stated at fair value, with resulting valuation gains or losses recorded as a capital adjustment. If the fair value of a held-to-maturity or a available-for-sale investment debt security declines compared to the acquisition cost and is not expected to recover (an impaired investment security), the carrying value of the debt security is adjusted to fair value with the resulting valuation loss charged to current operations.

(3) Gain or Loss on Valuation of Investment Securities

The net unrealized gain or loss is presented as gain or loss on valuation of investment securities in capital adjustments. An unrealized valuation gain or loss of investment securities incurred in subsequent periods is deducted from or added to the previous balance of unrealized valuation gain or loss of investment securities. When investment securities are sold, the unrealized valuation gain or loss of investment securities included in the capital adjustment account is added to or deducted from the gain or loss on disposal. With respect to an impaired investment security, any unrealized valuation gain or loss on the security previously included in the capital adjustment account is reversed.

(4) Recovery of Impaired Investment Securities

For commercial companies, the recovery of previously impaired investment securities is accounted for as follows: For marketable equity securities and available for sale debt securities, the recovery is recorded in capital adjustment. For unlisted equity securities and held-to-maturity debt securities, the recovery is recorded in current operations up to the amount of previously recognized impairment loss.

(5) Reclassification of Securities

If the company's objectives change, a trading security can be reclassified to investment securities, but only as of a balance sheet date. The difference between the fair value of the security as of the balance sheet date and the book value is recognized as gain or loss on valuation of trading securities and credited or charged to current operations. Investment securities cannot be reclassified to trading securities.

Valuation of Assets and Liabilities at Present Value

Long-term accounts receivable and long-term payables are valued at their present value as discounted at an appropriate discount rate. Discounts are amortized using the effective interest rate method and recognized as interest expense or interest income over the term of the related accounts.

Property and Equipment

Property and equipment are stated at cost. Expenditures that result in the enhancement of the value or extension of the useful life of the facilities involved are capitalized as additions to property and equipment. Interest expense, discount expenses and other financial charges, including certain foreign exchange translation gains and losses on borrowings associated with the manufacture, purchase, or construction of property and equipment, incurred prior to the completing the acquisition, are capitalized. The amount of capitalized interest is ₩5,418 million in 2001 and ₩6,722 million in 2000.

Depreciation is computed using the straight-line method based on the estimated useful lives of the assets as follows:

	Estimated Useful Lives
Buildings, building facilities and structures	50 years
Machinery	8 years
Vehicles and other	5~ 8 years

Leases

Lease agreements that include a bargain purchase option, result in the transfer of ownership by the end of the lease term, have a term equal to at least 75% of the estimated economic life of the leased property or where the present value of the minimum lease payments at the beginning of the lease term equals or exceeds 90% of the fair value of the leased property are accounted for as financial or capital leases. All other leases are accounted for as operating leases. Assets and liabilities related to financial leases are recorded as property and equipment and long-term debt, respectively, and the related interest is calculated using the effective interest rate method. In respect to operating leases, the future minimum lease payments are expensed ratably over the lease term while contingent rentals are expensed as incurred.

Intangibles

Intangibles are stated at cost, net of amortization. Amortization is computed using the straight-line method, based on the estimated useful lives of the assets as described below.

	Estimated Useful Lives
Goodwill	5 years
Property rights of industry	5-10 years
Cable line usage rights	20 years
Land rights	20 years
Development costs	1 year

Convertible Bonds and Bonds with Warrants

Interest expense on convertible bonds and bonds with warrants is recognized using the effective interest rate which equalizes the issued amount of bonds to the present value of the future cash outflow of the bonds. Accordingly, the differences between accrued interest and interest paid are presented as an addition to the nominal value of the bonds as a long-term accrued interest account.

Discounts on Debentures

Discounts on debentures are amortized over the redemption period of the debenture using the effective interest rate method. Amortization of discounts is recognized as interest expense.

Accrued Severance Indemnities

All employees with more than one year of service are entitled to receive a lump-sum payment upon termination of their employment with the Company, based on their length of service and rate of pay at the time of termination. The severance indemnities that would be payable assuming all employees were to resign as of December 31, 2001 and 2000, amounts to ₩15,664 million and ₩9,842 million, respectively.

Funding for this liability is not required by law, however, the Company has insured a portion of its obligations for severance indemnities, in order to obtain the related tax benefits, by making deposits with insurance companies. Withdrawal of these deposits, with a balance of ₩1,135 million and ₩28,434 million as of December 31, 2001 and 2000, is restricted to the payment of severance indemnities. The amounts funded under this insurance plan are classified as long-term financial instruments.

Before April 1999, the Company and its employees paid 3 percent and 6 percent, respectively, of monthly pay (as defined) to the National Pension Fund in accordance with the National Pension Law of Korea. The Company paid half of the employees' 6 percent portion and is paid back at the termination of service by offsetting the receivable against the severance payments. Such receivables, with a balance of ₩349 million and ₩459 million as of December 31, 2001 and 2000, are presented as deduction from accrued severance indemnities. Starting April 1999, the Company and its employees must pay 4.5 percent each of monthly pay to the National Pension Fund under the revised National Pension Law of Korea.

Changes in accrued severance indemnities for the years ended December 31, 2001 and 2000 are as follows (won in millions):

	Amount			
	2001		2000	
Beginning of period	₩	9,842	₩	5,716
Severance payments		(2,837)		(1,848)
		7,005		3,868
Provision		8,659		5,974
End of period	₩	15,664	₩	9,842

Accounting for Foreign Currency Transactions and Translation

The Company maintains its accounts in Korean won. Transactions in foreign currencies are recorded in Korean won based on the prevailing rates of exchange on the transaction date. Monetary accounts with balances denominated in foreign currencies are recorded and reported in the accompanying financial statements at the exchange rates prevailing at the balance sheet date and the translation gains or losses are reflected in current operations. The balances have been translated using the rate announced by the Korea Exchange Bank, which was ₩1,313.5 and ₩1,260.0 to US$1.00 at December 31, 2001 and 2000, respectively.

Income Taxes

The provision for income taxes consists of the corporate income tax and resident surtax currently payable and the change in deferred income taxes for the year. The Company recognizes deferred income taxes arising from temporary differences between amounts reported for financial accounting and income tax purposes. Deferred income taxes will be offset against those incurred in the future, if any. Deferred income taxes will be recalculated based on the actual tax rate in effect at each balance sheet date (see Note 20).

Stock Compensation Expense

The Company records the difference between the present value of the exercise price and the stock price at the grant date as compensation expense with a corresponding credit to the capital adjustment account ("the minimum value method"). The computed deferred compensation expenses are allocated over the contracted vesting period. When the stock options are exercised with the issuance of new shares, the difference between the exercise price plus the stock option cost recorded in the capital adjustment account, and the par value of the new shares issued, is recorded as additional paid-in capital. However, for the stock options granted in 1999, compensation expense was calculated as the difference between the stock price at year end and the exercise price multiplied by the number of stock options (see Note 18).

3. CASH AND CASH EQUIVALENTS:

Cash and cash equivalents as of December 31, 2001 and 2000 are as follows (won in millions):

	Interest rate per annum (%)	Amount	
	2001	2001	2000
Cash on hand	-	₩ 6	₩ 4
Passbook accounts	1.0	556	68
Time deposits	4.4 ~ 5.0	50,000	50,000
Time deposits in foreign currency	2.1	12,482	-
Money market fund	4.0 ~ 5.6	158,753	240,865
Repurchase agreements	4.6 ~ 5.0	11,740	-
Specified money trust	4.9 ~ 5.1	13,000	-
Fixed interest instruments	4.8 ~ 5.5	28,000	3,100
Passbook accounts in foreign currency	-	-	3
Bankers' notes	-	-	58,000
Notes issued by others	-	-	5,000
		₩ 274,537	₩ 357,040

4. SHORT-TERM AND LONG-TERM FINANCIAL INSTRUMENTS:

(1) Short-term financial instruments as of December 31, 2001 and 2000 are as follows (won in millions):

	Interest rate per annum(%)	Amount	
	2001	2001	2000
Time deposits	4.6 ~ 5.4	₩ 37,800	₩ 140,200
Repurchase agreements	4.6 ~ 6.5	68,000	-
		₩ 105,800	₩ 140,200

(2) Long-term financial instruments as of December 31, 2001 and 2000 are as follows (won in millions):

	Interest rate per annum(%)	Amount	
	2001	2001	2000
Deposits for checking accounts	-	₩ 5	₩ 5
Severance indemnity insurance deposits	5.0 ~ 6.5	1,135	28,434
		₩ 1,140	₩ 28,439

5. RESTRICTED DEPOSITS:

As of December 31, 2001 and 2000, the following deposits are subject to withdrawal restriction for guarantee for the payment of borrowings, checking accounts, severance payment and other reasons (won in millions).

	Amount	
	2001	2000
Cash and cash equivalents:		
Time deposits	₩ 30,000	₩ -
Short-term financial instruments:		
Time deposits	10,800	12,200
Repurchase agreements	5,000	-
	15,800	12,200
Long-term financial instruments		

Deposits for checking accounts	5	5
Severance indemnity insurance deposits	1,135	28,434
	1,140	28,439
	₩ 46,940	₩ 40,639

6. MARKETABLE SECURITIES:

Marketable securities as of December 31, 2001 and 2000 are as follows (won in millions):

	2001		2000	
	Acquisition cost	Fair value	Acquisition cost	Fair value
Beneficiary Certificates (Equity Securities)	₩ 25,000	₩ 20,468	₩ 25,000	₩ 15,318
Beneficiary Certificates (Debt Securities)	30,000	30,118	-	-
	₩ 55,000	₩ 50,586	₩ 25,000	₩ 15,318

7. INVESTMENT SECURITIES:

(1) Investment securities as of December 31, 2001 and 2000 consist of the following (won in millions):

	Ownership percentage (%)		Amount	
	2001	2000	2001	2000
Listed equity securities:				
LG Telecom Co., Ltd.	1.00	-	₩ 8,534	₩ -
Netsecure Technology, Inc.	3.16	-	802	-
			9,336	-
Equity securities accounted for using equity method				
Dreamline Co.	32.18	-	39,530	-
Investments in affiliates (unlisted equity securities):				
Hanaro Realty Development & Management Co., Ltd	99.99	99.99	2,500	2,500
Hanaro Customer Service, Inc.	99.99	99.99	900	900
Hanaro Web N TV	100.00	100.00	17,309	17,309
Hanaro Internetdesk Co., Ltd.	99.99	99.99	1,000	1,000
Hanaro Technologies, Inc.	99.99	99.99	1,000	1,000
M-commerce Co., Ltd.	45.80	52.01	3,621	5,201
Hanaro Telecom America, Inc.	100.00	100.00	23	23
Others	-	-	424	3,652
			26,777	31,585
Other non-listed equity securities:				
Korea Information Assurance, Inc.	0.50	0.50	100	100
Media Valley, Inc.	5.40	5.40	497	900
C.C.S. Inc.	10.00	10.00	4,500	4,500
Gameventure, Inc.	9.64	9.64	1,780	1,780
Dauinternet, Inc.	1.11	1.09	1,100	1,100
Others	-	-	5,774	6,469
			13,751	14,849
Debt securities:				
C.C.S. Inc.	-	-	240	240
Hanafos Securitization Speciality Co., Ltd. and others	-	-	9,000	-
			9,240	240
Investments in funds:				
Engineering Benevolent Association	0.03	0.03	14	14
KDBC – Hanaro Interventure Fund	31.00	31.00	3,100	3,100

EXHIBIT A

3,114	3,114
₩ 101,748	₩ 49,788

(2) Listed equity securities as of December 31, 2001 and 2000 are as follows (won in millions):

	2001		2000	
	Acquisition cost	Fair value	Acquisition cost	Fair value
LG Telecom Co., Ltd.	₩ 5,396	₩ 8,534	₩ -	₩ -
Netsecure Technology, Inc.	1,399	802	-	-
	₩ 6,795	₩ 9,336	₩ -	₩ -

(3) Equity securities accounted for using equity method as of December 31, 2001 and 2000 are as follows (won in millions):

	2001		2000	
	Acquisition cost	Book value	Acquisition cost	Book value
Dreamline Co.	₩ 39,530	₩ 39,530	₩ -	₩ -

(4) Investments in affiliates as of December 31, 2001 and 2000 are as follows (won in millions):

	2001			2000
	Acquisition cost	Net asset value	Book value	Book value
Hanaro Realty Development & Management Co., Ltd	₩ 2,500	₩ 2,727	₩ 2,500	₩ 2,500
Hanaro Customer Service, Inc.	900	883	900	900
Hanaro Web N TV	17,309	4,158	17,309	17,309
Hanaro Internetdesk Co., Ltd.	1,000	1,041	1,000	1,000
Hanaro Technologies, Inc.	1,000	1,022	1,000	1,000
M-commerce Co., Ltd.	5,100	-	3,621	5,201
Hanaro Telecom America, Inc.	23	123	23	23
Others	1,500	418	424	3,652
	₩ 29,332	₩ 10,372	₩ 26,777	₩ 31,585

In accordance with Interpretation 42-59 of the Financial Accounting Standards, the Company did not apply the equity method of accounting for the above investments in affiliates since the total assets of the individual invested company were less than ₩7,000 million as of the prior year end and the effect of applying the equity method would not be material to the financial statements. Investments in affiliates of which net asset value declined and is not expected to recover were adjusted to net asset value or fair value, with the valuation loss charged to current operations.

(5) Other non-listed equity securities as of December 31, 2001 and 2000 are as follows (won in millions):

	2001			2000
	Acquisition cost	Net asset value	Book value	Book value
Korea Information Assurance Inc.	₩ 100	₩ 89	₩ 100	₩ 100
Media Valley Inc.	900	497	497	900
C.C.S. Inc.	4,500	1,875	4,500	4,500
Gameventure, Inc.	1,780	411	1,780	1,780
Dauinternet, Inc.	1,100	212	1,100	1,100
Others	6,410	2,191	5,774	6,469
	₩ 14,790	₩ 5,275	₩ 13,751	₩ 14,849

Other non-listed equity securities of which net asset value declined and is not expected to recover were adjusted to net asset value or fair value, with the valuation loss charged to current operations.

(6) Debt securities as of December 31, 2001 and 2000 are as follows (won in millions):

	2001		2000	
	Acquisition cost	Book value	Acquisition cost	Book value
Corporate bonds:				
C.C.S. Inc.	₩ 240	₩ 240	₩ 240	₩ 240
Subordinate debt investments:				
Collateralized Bond Obligations (CBO)	3,210	-	1,820	-
Asset Backed Securities (ABS)	9,000	9,000	-	-
	₩ 12,450	₩ 9,240	₩ 2,060	₩ 240

As the fair value of the CBO was evaluated as nil as of December 31, 2001 and 2000, the Company reflected ₩3,210 million and ₩1,820 million of valuation loss as a capital adjustment in 2001 and 2000, respectively. Asset Backed Securities (ABS) were purchased from Hanafos Securitization Speciality Co., Ltd. ("Hanafos") in conjunction with the Company's transfer of the beneficiary certificates to Hanafos, endowed in return for the Company's future trade receivables (see Note 15).

8. LOANS TO EMPLOYEES:

Short-term and long-term loans to employees as of December 31, 2001 and 2000 are as follows (won in millions):

	Interest rate per annum (%)	2001		2000	
		Short-term	Long-term	Short-term	Long-term
Loans to employees for share ownership	-	₩ 10,199	₩ 5,202	₩ -	₩ 15,737
Loans to employees for housing	2.0	877	5,081	720	4,279
Other	-	70	54	40	49
		11,146	10,337	760	20,065
Less: discount on present value		(444)	(2,260)	(17)	(3,704)
		₩ 10,702	₩ 8,077	₩ 743	₩ 16,361

9. PREPAID EXPENSES AND LONG-TERM PREPAID EXPENSES:

The acquisition cost of personal computers which are related to the Company's PC-PLUS I and II program are recorded as prepaid expenses at the time of sales and recognized as expense over the three-year term of the agreement. ₩5,836 million and ₩32,892 million are recorded as long-term prepaid expenses as of December 31, 2001 and 2000, respectively, and ₩27,056 million and ₩27,483 million are recorded as prepaid expenses as of December 31, 2001 and 2000, respectively.

10. PROPERTY AND EQUIPMENT:

Property and equipment as of December 31, 2001 and 2000 are as follows (won in millions):

	Amount			
	2001		2000	
Land	₩	150,554	₩	126,762
Buildings		228,483		212,858
Building facilities		2,894		2,496
Structures		192		134
Machinery		2,739,103		2,075,717
Vehicles		604		685
Other		48,483		45,787
Construction in progress		74,748		183,503
Machinery in transit		268		523
		3,245,329		2,648,465
Less: Accumulated depreciation				
Buildings		(10,676)		(5,865)
Building facilities		(139)		(85)
Structures		(8)		(5)
Machinery		(500,216)		(205,485)
Vehicles		(221)		(200)
Other		(15,708)		(8,855)
		(526,968)		(220,495)
	₩	2,718,361	₩	2,427,970

Depreciable assets are insured for fire and other casualty losses up to ₩1,877,386 million and ₩2,300,500 million as of December 31, 2001 and 2000, respectively.

The market value of the Company's land based on the official price of land (published by Ministry of Construction and Traffic) is ₩132,462 million and ₩95,220 million as of December 31, 2001 and 2000, respectively.

11. INTANGIBLES:

(1) Intangibles as of December 31, 2001 and 2000 are as follows (won in millions):

	Amount			
	2001		2000	
Goodwill	₩	1,108	₩	1,533
Property rights of industry		23		31
Cable line usage rights		13,668		12,864
Development costs		1,251		5,493
Land rights		74		-
	₩	16,124	₩	19,921

(2) Amortization of intangibles for the years ended December 31, 2001 and 2000 is as follows (won in millions):

	Amount			
	2001		2000	
Goodwill	₩	425	₩	403
Property rights of industry		8		7
Cable line usage rights		714		624
Development costs		13,897		6,817
Land rights		4		-
	₩	15,048	₩	7,851

(3) ₩6,352 million and ₩7,499 million of ordinary research and development costs were charged to expense as incurred for the years ended December 31, 2001 and 2000, respectively.

(4) Changes in development costs (intangibles) for the years ended December 31, 2001 and 2000 are as follows (won in millions):

	Amount	
	2001	2000
Beginning of period	₩ 5,493	₩ 2,396
Increase	9,655	9,914
Amortization	(13,897)	(6,817)
End of period	₩ 1,251	₩ 5,493

12. LEASES:

(1) The Company has operating lease agreements for the rights to use various underground facilities to house its fiber-optic cable network, leased lines, telecommunication equipments and automobiles with some Metropolitan Subway Corp., Powercomm Corp., Dacom Corp., Cisco Systems Capital Korea Ltd. and AVIS RENT A CAR Co. The payment schedule for the operating leases is as follows (won in millions):

Year	Underground facilities	Leased lines	Telecommunication equipments	Automobiles	Total
2002	₩ 5,022	₩ 37,852	₩ 8,626	₩ 1,086	₩ 52,586
2003	5,022	19,332	8,626	384	33,364
2004	5,022	15,713	7,796	35	28,566
2005	5,022	15,713	-	-	20,735
	₩ 20,088	₩ 88,610	₩ 25,048	₩ 1,505	₩ 135,251

(2) The Company also has capital lease agreements with Korea Hewlett Packard Co., LG Card Services Corp., Samsung Card Co., Ltd., and Cisco Systems Capital Korea Ltd. for certain machinery and equipment. As of December 31, 2001 and 2000, the acquisition cost of machinery and equipment under capital leases was ₩75,203 million and ₩25,649 million, respectively, and depreciation expenses related to the these capital leases for the years ended December 31, 2001 and 2000 amount to ₩4,920 million and ₩1,012 million, respectively.

The future annual payments under these capital lease agreements as of December 31, 2001 are as follows (won in millions and dollar in thousands):

	Principal			Interest			Total lease payment
Year	Korean won	US dollars	Won equivalent	Korean won	US dollars	Won equivalent	
2002	₩ 30,713	$ 3,759	₩ 4,937	₩ 6,041	$ 858	₩ 1,127	₩ 42,818
2003	26,562	4,118	5,409	3,022	499	655	35,648
2004	15,805	2,733	3,589	1,176	127	167	20,737
2005	5,949	146	193	192	3	4	6,338
	₩ 79,029	$ 10,756	14,128	₩ 10,431	$ 1,487	1,953	₩ 105,541
			79,029			10,431	
			93,157			₩ 12,384	

EXHIBIT A

Less: Current portion	(35,649)
	₩ 57,508

13. SHORT-TERM BORROWINGS:

Short-term borrowings as of December 31, 2001 and 2000 are as follows (won in millions):

	Interest rate per annum (%)	Amount	
	2001	2001	2000
Bank overdraft	-	₩ -	₩ 30,000
General loans	-	-	75,000
Issuance of commercial paper	7.55 ~ 8.25	55,000	-
		₩ 55,000	₩ 105,000

14. LONG-TERM DEBT AND DEBENTURES:

(1) Long-term debt in local currency as of December 31, 2001 and 2000 is as follows (won in millions):

	Interest rate per annum(%)	Amount	
	2001	2001	2000
Information promotion fund	5.00 ~ 7.25	₩ 159,727	₩ 69,603
General loans	7.60 ~ 9.94	32,000	-
		191,727	69,603
Less: Current portion		(16,318)	(6,705)
		₩ 175,409	₩ 62,898

(2) Long-term debt in foreign currency as of December 31, 2001 and 2000 is as follows (won in millions, dollar in thousands):

	Interest rate per annum(%)	US dollars		Won equivalent	
	2001	2001	2000	2001	2000
Facility loans	9.16	$ 29,860	$ 41,299	₩ 39,221	₩ 52,036
Less: Current portion		(12,523)	(11,439)	(16,449)	(14,412)
		$ 17,337	$ 29,860	₩ 22,772	₩ 37,624

(3) Debentures as of December 31, 2001 and 2000 are as follows (won in millions):

	Interest rate per annum(%)	Due	Amount	
			2001	2000
1st	9.00	2000~2003	₩ 250,000	₩ 250,000
2nd	Prime rate + 0.95	2000~2005	306,250	350,000
3rd	8.00	2000~2003	140,000	140,000
4th	8.82	2000~2002	30,000	30,000
5th	10.23	2000~2002	12,000	12,000
6th	9.03	2000~2002	7,000	7,000
7th	10.08	2000~2002	20,000	20,000
8th	10.13	2000~2002	10,000	10,000
9th	10.18	2000~2002	15,000	15,000
10th	9.67	2001~2003	10,000	-
11th	9.67	2001~2003	10,000	-
12th	9.67	2001~2003	10,000	-
13th	4.50	2001~2006	131,350	-
14th	9.34	2001~2003	10,000	-
15th	7.84	2001~2004	15,000	-
16th	2.00	2001~2004	27,800	-
			1,004,400	834,000
Less: Current portion			(181,500)	(43,750)
Discount on debentures			(13,411)	(18,317)
Add: Long-term accrued interest			4,700	-

EXHIBIT A

₩ 814,189	₩ 771,933

(4) On March 6, 2001, the Company issued bonds with stock warrants ("13th debenture") denominated in foreign currency of US$ 100,000 thousand with a zero coupon interest rate and a guaranteed interest rate of 4.5% after one year from issuance. The warrants may be exercised from June 6, 2001 to February 6, 2006. The exercise price is ₩5,000 at an exchange rate of ₩1,235.7 to US$1.00. Up to 24,714,000 shares can be issued if all warrants are exercised. In connection with the bonds with stock warrants, the Company recorded ₩4,694 million as long-term accrued interest, which is shown as an addition to debentures, as of December 31, 2001.

The above bonds with stock warrants have a right to claim early repayment after one year from issuance. On February 4, 2002, the Company was noticed of the claim for early repayment in full amount.

(5) On December 24, 2001, the Company issued convertible bonds ("16th debenture") with a 1.0% coupon interest rate and a guaranteed interest rate on maturity of 2.0%. The bonds may be converted into common stock from December 24, 2002 to December 23, 2004 at the conversion price of ₩5,000. For the bonds which are not converted, the Company will redeem them with a premium calculated by applying the compound interest rate method to the difference between the guaranteed interest rate and the coupon interest rate. In relation to these convertible bonds, the Company recorded ₩6 million as long-term accrued interest, which is shown as an addition to debentures, as of December 31, 2001.

(6) The schedule of principal payments of debentures and long-term debt (excluding capital lease obligations explained in Note 12) as of December 31, 2001 is as follows (won in millions and dollar in thousands):

	Long-term debt	Long-term debt in foreign currency		Debentures	
Year	Korean won	US dollar	Won equivalent	Korean won	Total
2002	₩ 16,318	$ 12,523	₩ 16,449	₩ 181,500	₩ 214,267
2003	48,496	13,711	18,009	517,500	584,005
2004	63,773	3,626	4,763	130,300	198,836
2005	39,159	-	-	43,750	82,909
2006	23,981	-	-	131,350	155,331
	₩ 191,727	$ 29,860	₩ 39,221	₩1,004,400	₩ 1,235,348

(7) A substantial portion of property and equipment and financial instruments is pledged as collateral for various borrowings up to ₩541,102 million as of December 31, 2001.

15. ADVANCE RECEIVED AND LONG-TERM ADVANCE RECEIVED:

In October 2001, the Company transferred the beneficiary certificates of ₩341,000 million issued by a trustee bank to Hanafos Securitization Speciality Co., Ltd. ("Hanafos") in return for the Company's future trade receivables, which are expected to incur from October 2001 to April 2004. Hanafos issued Asset Backed Securities (ABS) amounting to ₩309,000 million on October 31, 2001, of which the subordinate debt investment of ₩9,000 million was purchased by the Company. The proceeds of the remaining ₩300,000 million from the issuance of ABS by Hanafos was remitted to the Company. The ₩309,000 million was recorded by the Company as long-term advances received. The long-term advances received are eliminated against trade receivables as incurred. The Company recognizes the difference between the trade receivables and the eliminated long-term advances received as loss on disposal of trade receivables. The balance of long-term advances and advances received (current) as of December 31, 2001 amounts to ₩155,482 million and ₩97,618 million, respectively, and ₩4,100 million was recorded as loss on disposal of trade receivables in 2001.

16. FORWARD EXCHANGE CONTRACT:

On March 7, 2001, the Company entered into a foreign currency forward contract with Dong Yang Investment Bank to hedge the exposure to changes in the foreign currency exchange rate, in case of early repayment of bonds with stock warrants denominated in foreign currency. The Company recorded ₩2,519 million of forward exchange contract as current assets and valuation gain, respectively, at December 31, 2001. The forward exchange contract as of December 31, 2001 is as follows:

Contract period	Forward rate (KR₩/US$)	Amount
2001.3.7 ~ 2002.3.4	1,270.0	US$ 50,000,000

17. SHAREHOLDERS' EQUITY:

(1) Capital Stock

The Company has authorized 480,328,800 shares of ₩5,000 par value common stock, of which 264,000,000 shares have been issued as of December 31, 2001.

(2) The changes in shareholders' equity for the year ended December 31, 2001 are as follows (won in millions):

		Amount				
	Number of shares	Common stock	Paid-in capital in excess of par value	Deficits	Capital adjustments	Total
Beginning of period	264,000,000	₩ 1,320,000	₩ 693,205	₩ (341,984)	₩ (18)	₩ 1,671,203
Net loss	-	-	-	(244,113)	-	(244,113)
Stock options	-	-	-	-	1,088	1,088
Gain on valuation of investment securities	-	-	-	-	1,151	1,151
End of period	264,000,000	₩ 1,320,000	₩ 693,205	₩ (586,097)	₩ 2,221	₩ 1,429,329

18. STOCK OPTION PLAN:

The Company has stock option agreements with the Chief Executive Officer, senior managers, and employees of the Company. The details of the stock options granted as of December 31, 2001 are as follows (won in millions):

Grant Date	Employee	Number of shares	Exercise price/share	Methods	Exercise period
1999. 3. 1	CEO	50,000	₩ 5,630	New stock issue	2002. 3. 1~2007. 2.28
1999.10. 1	Senior managers	120,000	19,910	New stock issue	2002.10.1~2007. 9.30
2000. 3.17	Senior managers & Employees	1,640,642	17,750	New stock issue	2003. 3. 3~2008. 3. 3

The Company values stock options granted based on the minimum value method (see Note 2). Total compensation cost of ₩8,062 million was allocated over the vesting period, and the compensation expense charged to operations is ₩1,088 million in 2001 and ₩1,802 million in 2000.

In relation to the stock options granted in 1999, the Company did not recognize compensation expense, which was calculated as the difference between the stock price at year-end and the exercise price multiplied by the number of stock options, due to downward movement of the stock price.

Had compensation cost for the Company's stock option plans which were granted in 2000 been determined based on the fair value method at the grant dates for awards, the Company's ordinary loss, net loss, ordinary loss per share and net loss per share would have been reduced as follows (won in millions, except per share amount):

	Korean Won	
	2001	2000
Ordinary loss	₩ 245,517	₩ 301,726
Net loss	₩ 245,517	₩ 301,730
Ordinary loss per share	₩ 930	₩ 1,170
Net loss per share	₩ 930	₩ 1,170

The fair value of the option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2000: dividend yield of nil, expected volatility of 93.8 percent, risk-free interest rate of 9.0 percent, expected exercise lives of 3 to 7 years and expected forfeitures per year of 3%. Total compensation cost based on the fair value method was calculated as ₩18,389 million.

19. OPERATING EXPENSES:

Significant accounts of operating expenses for the years ended December 31, 2001 and 2000 are as follows (won in millions):

	Amount	
	2001	2000
Depreciation	₩ 321,745	₩ 182,374
Sales commissions	161,208	115,925
Telecommunication equipment lease expenses	106,779	51,555
Commissions	71,575	27,453
Interconnection charges	68,138	34,132
Maintenance	51,464	30,982
Salaries and wages	51,224	44,984
Selling expenses	46,181	39,753
Advertising	39,470	29,258
Electricity	13,350	6,673
Employee fringe benefits	13,097	10,679
Communications	7,539	5,711
Provision for severance indemnities	7,374	4,622
Ordinary research and development cost	6,352	7,354
Other	25,141	41,309
	₩ 990,637	₩ 632,764

20. INCOME TAXES AND DEFERRED INCOME TAXES:

Income Taxes

The statutory corporate income tax rate (including resident surtax) applicable to the Company is approximately 30.8 percent in 2001 and 2000. Income taxes in 2001 and 2000 are calculated as follows (won in millions):

	Amount	
	2001	2000
Income taxes currently payable	₩ -	₩ 4
Changes in temporary differences	-	-
Income tax expenses	₩ -	₩ 4

Deferred Income Taxes

Deferred income taxes reflect the tax effects on prior years' tax losses, tax credits, and temporary differences between the carrying amount of assets and liabilities for financial accounting purposes and the amounts used for income tax purposes.

Accumulated temporary differences as of December 31, 2001 and 2000 are as follows (won in millions):

	Amount	
	2001	2000
Accrued severance indemnities	₩ 7,914	₩ 84
Loss on valuation of marketable securities	4,414	9,682
Provision for doubtful accounts	2,017	34
Present value discount	4,044	3,927
Stock option expenses	2,890	1,802
Impairment loss on investment securities	3,594	-
Long-term accrued interest	4,700	-
Bond issue cost	88	2
Unearned income	(3,137)	(8,006)
Gain on valuation of forward exchange contract	(2,519)	-
Loss on foreign currency translation	(1,625)	-
Development cost	(1,251)	(5,493)
	₩ 21,129	₩ 2,032
Statutory tax rate (%)	29.7	30.8
Deferred income tax assets	₩ 6,275	₩ 626

As of December 31, 2001 and 2000, the Company did not recognize deferred income tax assets for temporary differences due to the uncertainty of future realization of the deferred tax benefits.

21. ORDINARY LOSS PER COMMON SHARE AND NET LOSS PER COMMON SHARE:

(1) Basic Ordinary Loss per Common Share and Basic Net Loss per Common Share

Basic ordinary loss per common share and basic net loss per common share are computed by dividing ordinary loss (after deduction of tax effect) and net loss, respectively, with the weighted average number of common shares (264,000,000 shares in 2001 and 257,836,066 shares in 2000) outstanding during the year.

Net loss for common stock and ordinary loss for common stock for the years ended December 31, 2001 and 2000 are computed as follows (won in millions):

	Amount	
	2001	2000
Net loss	₩ 244,113	₩ 299,118
Dividends on preferred stock	-	-
Net loss for common stock	244,113	299,118
Extraordinary items	-	-
Ordinary loss for common stock	₩ 244,113	₩ 299,118

(2) Diluted Ordinary Loss per Common Share and Diluted Net Loss per Common Share

Diluted ordinary loss per common share and diluted net loss per common share are calculated per one share of diluted stock, and computed by dividing ordinary loss (after deduction of tax effect) and net loss after reflecting interest expenses from convertible bonds, respectively, with the weighted average number of diluted common shares (264,121,863 shares in 2001) outstanding during the year. The Company has no diluted securities such as convertible bonds as of December 31, 2000.

Diluted net loss for common stock and diluted ordinary loss for common stock for the year ended December 31, 2001 are computed as follows (won in millions):

	Amount
	2001
Net loss for common stock	₩ 244,113
Interest expenses from convertible bonds	13
Diluted net loss for common stock	244,100
Extraordinary items	-
Diluted ordinary loss for common stock	₩ 244,100

22. RELATED PARTY TRANSACTIONS:

(1) Significant transactions with subsidiaries during 2001 and 2000 are as follows (won in millions):

2001

	Revenue	Expenses	Key-money deposits	Payables
Hanaro Realty Development & Management Co., Ltd.	₩ -	₩ 14,144	₩ 1,445	₩ 1,256
Hanaro Customer Service, Inc.	8	12,551	-	1,424
Hanaro Internetdesk Co., Ltd.	45	14,150	-	1,481
Hanaro Technologies, Inc.	10	12,294	-	655
Hanaro Web N TV	138	5,602	199	61
M-commerce Co., Ltd.	-	3	-	-
Hanaro Telecom America, Inc.	-	4,751	-	-
	₩ 201	₩ 63,495	₩ 1,644	₩ 4,877

2000

	Revenue	Expenses	Key-money deposits	Payables
Hanaro Realty Development & Management Co., Ltd.	₩ -	₩ 9,728	₩ 344	₩ 1,246
Hanaro Customer Service, Inc.	12	10,350	-	1,192
Hanaro Internetdesk Co., Ltd.	-	7,674	-	8
Hanaro Technologies, Inc.	1	4,521	-	5
Hanaro Web N TV	20	3,433	199	369
M-commerce Co., Ltd.	35	158	-	13
Hanaro Telecom America, Inc.	-	449	-	320
	₩ 68	₩ 36,313	₩ 543	₩ 3,153

(2) Transactions with other related parties

The Company has arrangements with affiliates of its major shareholders including Samsung, and SK to cooperate on developing marketing and customer service expertise.

23. COMMITMENTS AND CONTINGENCIES:

(1) The Company has been provided US$ 10,000 thousand of payment guarantees by the Korea Exchange Bank in connection with the issuance of letters of credit.

(2) The Company has provided 4 blank promissory notes as collateral to KDB Capital Corp., LG Card Services Corp. and Samsung Card Co., Ltd. in connection with its borrowings and lease agreements.

(3) The Company has an agreement with Cisco Systems Capital Korea, Ltd. concerning the purchase of certain machinery and software on an installment basis. Details of the transaction are as follows (dollars in thousands):

Date of contract	Effective through	Line of credit	Installment term
2000.12.14	2002.12.31	$ 170,000	48 months

24. SUPPLEMENTARY INFORMATION FOR COMPUTATION OF VALUE ADDED:

The accounts and amounts needed for the computation of value added are as follows (won in millions):

	Amount 2001		Amount 2000	
Ordinary loss	₩	(244,113)	₩	(299,114)
Salaries and wages		61,346		56,972
Provision for severance indemnities		8,659		5,974
Employee's benefits		15,415		13,451
Interest expense, net		85,971		(6,806)
Rent		1,856		1,149
Depreciation		322,311		182,858
Taxes and dues		4,508		3,608
	₩	255,953	₩	(41,908)

25. SEGMENT INFORMATION:

The Company's reportable segments are strategic business units that offer different products and services. The segments are managed separately based on the difference in products and services, technology and marketing strategies. The Company has three reportable operating segments; voice services, lease line and broadband services. Voice services include all services provided to fixed line customers, including local services. Lease line services consist of the leasing of dedicated fiber optic lines over which customers transmit voice and data. Broadband services include high-speed data transmission services over ADSL (Asymmetrical Digital Subscriber Line) and internet access services. The operations of all other operating segments, which fall below the reporting thresholds, are included in the other segment below, and include entities providing real estate management services and customer services. The accounting policies of the segments are the same as those described in Note 2 to the financial statements.

Segment information for the years ended December 31, 2001 and 2000 is as follows (won in millions):

2001	Voice	Leased Line	Broadband Service	Others	Total
Operating revenue	₩ 61,944	₩ 17,276	₩ 700,873	₩ 45,356	₩ 825,449
Operating loss	77,713	5,011	58,416	24,048	165,188
Tangible and intangible assets	295,534	105,084	2,197,996	135,871	2,734,485
Depreciation and amortization	35,024	11,096	263,509	12,116	321,745
2000					
Operating revenue	₩ 34,157	₩ 9,216	₩ 284,159	₩ 8,655	₩ 336,187
Operating loss	28,121	33,621	234,412	423	296,577
Tangible and intangible assets	499,289	94,016	1,840,113	14,473	2,447,891
Depreciation and amortization	37,198	7,004	137,093	1,079	182,374

EXHIBIT B

Articles of Incorporation

dated

March 29, 2002

of

HANARO TELECOM INCORPORATED

EXHIBIT B

Articles of Incorporation

of

HANARO TELECOM INCORPORATED

Table of Contents

EXHIBIT B

Chapter IX. Incorporation of Company

Addenda

Articles of Incorporation
of HANARO TELECOM INCORPORATED

Enacted on Aug. 30, 1997;
First Amendment on Sept. 23, 1997;
Second Amendment on March 30, 1998;
Third Amendment on August 28, 1998; and
Fourth Amendment on February 26, 1999.
Fifth Amendment on October 1, 1999
Sixth Amendment on March 17, 2000
Seventh Amendment on March 23, 2001
Eighth Amendment on March 29, 2002

Chapter I. General Provisions

Article 1. Corporate name

The corporate name of the Company shall be "*Hanaro Tongshin Chushik Hoesa*" in Korean, and "HANARO TELECOM INCORPORATED" in English. (As amended on Aug. 28, 1998)

Article 2. Objectives

① The objectives of the Company shall be; to play a leading role in the nation's efforts to accomplish a society of multimedia super-highway telecommunication industry by efficient performance of telecommunication business, including local telephony services; and to establish and operate the nation's second basic communication service network, as a preparation against any national disaster or calamity, by diversified communication channels and automatic recovery system to be established; and so to enhance the improvement of the end-users' convenience and public welfare.

② In order to accomplish such objectives as set forth in the foregoing Paragraph ①, the Company shall, subject to the provisions of the laws and regulations applicable to telecommunication activities;

1. Provide local telephony services;
2. Lease telecommunication lines and facilities related thereto;
3. Establish, own and operate telecommunication networks;
4. Manufacture, sell and supply equipment and/or machines incidental or conducive to telecommunication business;

5. Research and develop technologies related to telecommunications;
6. Initiate future communication business; and
7. Undertake any overseas activities, for any of the objectives set forth in the foregoing items;
8. Lease communication bureau buildings, and facilities thereof, incidental to telecommunication business(as amended on March 30, 1998);
9. (Deleted on March 30, 1998)
10. Perform any activities/or business mandated by laws and regulations applicable to telecommunication activities; and
11. Conduct any and all activities directly or indirectly related to or incidental to any of the foregoing objectives.

③ The Company shall conduct any activities required by laws and regulations, in addition to those set forth in the foregoing Paragraph ② of this Article.

Article 3. Head Office and Branch Offices

① The head office of Company shall be located in Seoul, Korea

② The Company may establish branches and/or offices at any place it deems necessary to do so.

Article 4. Public Notices

Public notices of the Company shall be made by publishing them in "The Korean Daily" (or its successor in case of merger or change of name), a daily newspaper published in Seoul, Korea. <Amended as of October 1, 1999.>

Chapter II. Shares

Article 5. Number of Authorized Shares

The total number of shares to be issued by the Company shall be Four Hundred Eighty Million Three Hundred Twenty Eight Thousand Eight Hundred (480,328,800) shares. (as amended on September 23, 1997.)

Article 6. Par Value

The par value of each share issued by the Company shall be Five Thousand (5,000) Won.

Article 7. Number of Initial Shares

The total number of shares to be issued by the Company upon its incorporation are One Hundred Twenty Million Eighty-two Thousand Two Hundred(120,082,200) shares. (As amended on Sept. 23, 1997)

Article 8. Class of Shares and Denomination of Share Certificates

The shares issued by the Company shall be nominative common shares, which shall be represented by share certificates in eight (8) denominations: One (1), Five (5), Ten (10), Fifty (50), One Hundred (100), Five Hundred (500), One Thousand (1,000) and Ten Thousand (10,000) share(s). (Amended as of March 23, 2001)

Article 9. Preemptive Rights

① Except as otherwise provided for in these Articles of Incorporation, each shareholder of the Company shall have a preemptive right to subscribe for any new shares to be issued by the Company in proportion to its shareholding ratio.

② If any shareholder waives or forfeits its preemptive rights, or if any fractional number of shares("odd shares") is created in the course of allotting of such new shares, then such shares waived or forfeited or the odd shares shall be disposed in accordance with by resolution of the Board of Directors of Company.
(As amended on August 28, 1999)

③ Notwithstanding the provisions of the foregoing Paragraph ① , the Company may, by resolution of the Board of Directors, allocate such new shares to any persons other than existing shareholders (As amended on August 28, 1998);

1. If new shares are subscribed by the public or by certain subscribers pursuant to the Securities and Exchange Act;
2. If new shares are offered to the public in the form of an increase of paid-in capital by means of a general public offer pursuant to a resolution of the Board of Directors, in accordance with the Securities and Exchange Act;
3. If new shares are allotted to members of employee shareholders association in accordance with the relevant provisions of the Securities and Exchange Act; (As amended on April 28, 1998)
4. If new shares are issued in the form of depositary receipts (DR) in accordance with the Securities and Exchange Act;
5. (Deleted March 30, 1998);
6. If new shares are issued to any person exercising stock option rights conferred pursuant to Article 189-4 of the Securities and

Exchange Act (Inserted on February 26, 1999.);

7. If new shares are issued to a foreign telecommunication company that has completed the foreign investment procedures or a foreign financial/investment institution for the purpose of strategic alliance in relation to the business. <Inserted on October 1, 1999.>

④ Except as otherwise amended by resolution of the Board of Directors, the Company shall, for the first five fiscal years after incorporation of Company, issue new shares in accordance with the capital increase plan under the Initial Business Plan as defined in Article 41, Paragraph ① hereof. The subscription amount for the new shares shall be decided by resolution of the Board of Directors. The Company may, however, issue any part or all of such new shares at the market price. Provided, however, that the subscription amount for shares initially allotted to the employee stock ownership association shall be the par value of shares.

⑤ In case the Company issues new shares through right issues, bonus issues and stock dividends, the new shares shall be deemed to have been issued at the end of the fiscal year immediately prior to the fiscal year during which the new shares are issued for purposes of distribution of dividends for such new shares.

Article 9-2. Stock Purchase Option Rights (Inserted on Feb. 26, 1999, as amended on March 17, 2000)

① The Company may, by special resolution of the general meeting of shareholders, grant its officers and employees with stock purchase option rights under Article 189-4 of the Securities and Exchange Act. The aggregate number of shares under the stock purchase option plan shall not exceed 10% of the total number of shares issued and outstanding.

② The stock purchase option rights may be granted to any officer or employee of the Company, who has contributed or are qualified to contribute, to the establishment, and management, technological innovation or the like. Provided, however, the stock purchase options shall not be granted to:

1. the largest shareholder in the Company and specially related person(s) (as defined in Article 10-3, Paragraph 2, of the Enforcement Decree of the Securities and Exchange Act); or
2. Major shareholders and their specially related persons as defined in Article 188 of the Securities and Exchange Act; or
3. Any person who becomes a major shareholder by exercising the stock purchase option rights hereunder pursuant to Article 188 of

the Securities and Exchange Act.

③ Shares to be delivered upon exercise of the stock purchase option rights (in the event the difference between the price of shares at which the stock purchase option is exercised and market price thereof is paid in cash or delivered from treasury stock, such shares that are used as the basis of calculation of such differences.) shall be nominal common shares.

④ The purchase price for each share when exercising stock option rights shall be determined in accordance with the relevant laws and regulations.

⑤ The stock purchase option rights shall be exercisable within five (5) years commencing on the third anniversary of the day of the special resolution of shareholders conferring such stock purchase option.

⑥ The stock purchase option rights may be cancelled by a resolution of the Board of Directors;

1. If the officer or employee conferred with the stock purchase option rights hereunder resigns voluntarily or discharges from the officership; or
2. If the officer or employee conferred with the stock purchase option rights hereunder inflicts substantial or material damage on the Company by his/her willful misconduct or negligence; or
3. If any of the causes for the cancellation of stock purchase option rights as set forth in the Stock Option Agreement occurs.

Article 10. Limitation on Shareholdings (Title Changed on August 28, 1998)

Any restriction or limitations on the shareholding ratios of the shareholders of the Company shall be as prescribed in the relevant provisions of laws and regulations related to telecommunications. (Newly established on Aug. 28, 1998)

① ~ ⑨ (Deleted on Aug. 28, 1998)

Article 11. Transfer Agent(Title changed on March 30, 1998)

① The Company shall have a transfer agent in respect of shares in Company. (Inserted on March 30, 1998)

② The appointment of such transfer agent and any contract regulating the scope of the agent's duties shall be made in compliance with a resolution of the Board of

Directors and shall be noticed to the public.(Inserted on March 30, 1999)

③ The register of shareholders of the Company or a copy of it shall be kept at the office of the transfer agent, and the alteration of entries in the register of shareholders as well as the creation or cancellation of pledges and trusts, issuance of share certificates, acceptance of reports and other related activities shall be handled by the transfer agent.
(As amended on August 28, 1998)

④ Such procedures as referred to in the foregoing Paragraph ③ shall be performed in compliance with the regulations regarding transfer agents for securities.
(As amended on August 28, 1998)

⑤ - ⑦ (Deleted on August 28, 1998)

Article 12. Report of Names, Addresses and Seal Impression of Shareholders, Etc.

① Shareholders and registered pledgees shall report their names, addresses, and seal impressions or specimen signatures with the transfer agent appointed under Article 11 hereof.
(As amended on March 30, 1998)

② Shareholders or registered pledgees who reside overseas shall designate an agent and a place within the Republic of Korea for the delivery and receipt of notices from Company.

③ Any changes in respect of the foregoing Paragraph ① and ② shall promptly be reported to the Company.

④ The Company shall not be responsible for any damages sustained by any shareholder or registered pledgee arising from the failure to comply with the provisions of the foregoing Paragraphs.

Article 13. Closure of Shareholders Register and Setting of Record Date.

① The Company shall suspend alteration of entries in the register of shareholders, registration of pledges, creation and cancellation of trust property from the day following the last day closing of each accounting period till the closing date of the annual ordinary general shareholders meeting.

② The Company shall entitle every shareholder on its shareholders list as of the last day of each fiscal year to vote at the meeting of the annual ordinary general shareholders meeting held for such fiscal year.

③ The Company may suspend alteration of entries in the register of shareholders for a period not exceeding three (3) months or set a record date when necessary for convening an extraordinary general meeting of shareholders or for other reasons, in accordance with a resolution of the board of directors. The Company may suspend the alteration of entries in the registry of shareholders and at the same time set a record date, when considered necessary by the board of directors.

④ The Company shall give public notice of the period and dates referred to in preceding Paragraph (3) at least two weeks in advance of the commencement of the period and of the occurrence of such date.

Chapter III. Corporate Bonds

Article 14. Issuance of Convertible Bonds

① The Company may issue convertible bonds to its shareholders and/or any other persons to the extent that the total sum of face value of the bonds shall not exceed Five Hundred Billion (500,000,000,000) Won.

② The total number of shares to be issued upon conversion of the convertible bonds referred to in the foregoing Paragraph ① shall not exceed the balance of authorized shares remaining unissued by the Company.

③ The Board of Directors may decide to issue the convertible bonds referred to in Paragraph ① with the condition that only a portion of the bonds shall have conversion rights.

④ All shares issued upon conversion of the convertible bonds shall be common shares, and the conversion price shall be as determined by the Board of Directors. The conversion price shall not be lower than the par value of the shares.

⑤ The conversion period during which the conversion rights may be exercised shall be from the day immediately following the date of issuance of the convertible bonds until the maturity day. The conversion period, however, may be adjusted by a resolution of the Board of Directors within the period of time as referred to above.

⑥ The distribution of any interest or the payment of any dividends declared on the shares issued upon conversion of convertible bonds under Paragraph ① shall be made in compliance with Article 9, Paragraph ⑤ hereof.

⑦ (Deleted on August 28, 1998)

Article 15. Issuance of Bonds with Warrants

① The Company may issue bonds with warrants to its shareholders and/or any other persons to the extent that the total face value of the bonds with warrants shall not exceed Five Hundred Billion Won (500,000,000,000) Won.

② The total number of shares to be issued upon the exercise of the warrents referred to in the foregoing paragraph ① shall not exceed the balance of authorized shares remaining unissued by Company.

③ The total number of shares for which the warrants may be exercised shall be determined by the Board of Directors of the Company, and shall not exceed the total face value of the issued bonds.

④ The shares to be issued upon the exercise of the warrants shall be common shares. The exercise price, which shall be equal to or more than the face value of shares issued, shall be determined by the Board of Directors at the time of issuance of the bonds.

⑤ The period during which the warrants may be exercised shall be from the date one day after the date of issuance of the bonds with warrants until one day prior to the maturity date. The exercise period, however, may be adjusted by a resolution of the Board of Directors of the Company within the period of time referred to above.

⑥ In calculating the interest on the bonds with warrants or the dividends on the shares issued upon the exercise of the warrants, the provisions of Article 9, Paragraph 5 hereof, shall apply *mutatis mutandis*.

⑦ (Deleted on August 28, 1998)

Article 16. Application of Certain Articles for the Issuance of Bonds

Articles 11, 12 and 13 hereof shall apply *mutatis mutandis* in cases of the issuance of bonds by the Company.

Chapter IV. General Meeting of Shareholders

Article 17. Types and Time for Convening Shareholders Meetings

① The general meeting of shareholders of the Company shall consist of ordinary general meetings and extraordinary general meetings.

② The general meeting shall be held within three (3) months after the closing of each fiscal year. An extraordinary general meeting shall be held whenever it is considered necessary.

Article 18. Call for Shareholders Meetings

① Except as otherwise provided for in the relevant laws and regulations, the Representative Director/President shall convene a shareholders meeting of the Company in accordance with the resolution of the Board of Directors.

② If the Representative Director/President is absent or unable to perform his or her responsibilities, then Article 31, Paragraph ②, hereof shall apply *mutatis mutandis*.

Article 19. Notice for Convening Shareholders Meetings and Public Notice Thereof

① A notice for a general meeting of shareholders of Company shall be made in writing, stating the date, time, venue and agenda of such meeting and dispatched to each shareholder of the Company at least two (2) weeks prior to such date of meeting. Provided however in the event a notice for a general meeting sent to the address of any shareholder recorded in the Shareholders Register is not delivered to such shareholder for three (3) consecutive years for any reason whatsoever, then the Company does not have to send to such shareholder any notice for general meetings to be held thereafter.

② In convening a general meeting of shareholders after the shares of the Company have been listed or registered on a Stock Exchange, the notice requirement to shareholders holding shares not more than one-hundredth(1/100) of the total issued and outstanding shares of the Company, may be substituted with public notices published on no less than two occasions in each of two (2) daily newspapers published in Seoul, Korea such as "*The Korea Daily*" and "*Maeil Economic Daily Newspaper*", no later than two (2) weeks prior to the scheduled date for meeting. Such public notices shall contain the intention to convene the general meeting of shareholders and the agenda of such meeting. <Amended on October 1, 1999>

Article 20. Venue of General Meetings

The Meeting shall be convened at the head office of the Company or, when considered desirable, at an adjacent location.

Article 21. Chairman

The Representative Director/President shall be the chairman of all general meetings of shareholders. If the Representative Director/ President is absent or unable to perform his or her responsibilities, then the provisions set forth in Article 31, Paragraph ②, shall apply *mutatis mutandis*.

Article 22. Chairman's Authority to Maintain Order

The chairman of the general meeting of shareholders may order anybody who intentionally disrupts the proceedings of a meeting or causes disorder at the meeting to stop speaking, to retract his or her words or to leave the meeting. The Chairman may also restrict the length and frequency of the speech of shareholders when it is deemed necessary for the meeting to proceed smoothly.

Article 23. Voting Rights

Each shareholder shall have one voting right for each share owned.

Article 24. Split Voting

① Any shareholder having two (2) or more voting rights and desiring to cast his or her votes in split voting method, shall give the Company three (3) days prior notice thereof in writing, specifying his or her intention thereof and the reasons therefor.

② The company may refuse to permit the foregoing split voting by a shareholder, unless the shareholder has accepted a certain number of shares in trust from other shareholders of the Company or possesses shares in the Company for the benefit of other persons, in addition to the shares in the Company owned by himself or herself.

Article 25. Voting by Proxy

① Any shareholder of the Company may vote by proxy in any general meeting of shareholders of the Company.

② For the purposes of Paragraph ①, a person who is appointed as a proxy may or may not be a shareholder of Company, and shall submit an evidence of his appointment in writing to the general meeting of shareholders for which such appointment is made.

Article 26. Matters Requiring Resolutions of Shareholders Meeting

① The general meeting of shareholders shall resolve each of the following: <Amended as of October 1, 1999 and as of March 17, 2000>:

1. Appointment or dismissal of a director;
2. Imposition of limitations on the remuneration for directors;
3. Approval of settlement of accounts;
4. Amendment of the Articles of Incorporation;
5. Merger or dissolution of Company; or
6. Any other matters for which resolutions of general meeting of shareholders are required by the relevant laws or by the Board of Directors.

② If the shares of the Company are listed or traded on an overseas market, the Company shall obtain approval from the General Meeting of Shareholders to the extent such approval is required under the Rules and Regulations of the supervising authorities of the relevant overseas market where the shares are listed or traded. <Inserted as of October 1, 1999.>

Article 26-2. Quorum of the Meeting

In order to duly constitute a general meeting of shareholders, a third or more of the total number of issued and outstanding shares of the Company should attend the Meeting in person or through agents. <Inserted as of October 1, 1999.>

Article 27. Method of Resolution

① Except as otherwise provided for in relevant laws and regulations or these Articles of Incorporation, a resolution of a general meeting of shareholders shall be adopted by a simple majority vote, but the majority shall consist of at least twenty-five percent (25%) or more of the total number of issued and outstanding shares of the Company.

② A two-thirds(2/3) or more affirmative vote of the shareholders present at the meeting, which affirmative votes shall also constitute at least one-third (1/3) or more of the total number of issued and outstanding shares of the Company, shall be required for matters relating to each of the following;

1. Amendment of these Articles of Incorporation;
2. Removal of a director <Amended as of March 17, 2000>
3. Reduction of capital;
4. Merger or dissolution of Company;
5. Transfer of the entire or substantial part of business of Company;
6. Taking over the entire business of any other company; or
7. Any other matters requiring such special resolutions under the relevant laws and regulations.

③ (Deleted on August 28, 1999)

Article 27-2 (Cumulative Voting)

With regard to the appointment of directors of the Company, the provisions of Article 382-2 of the Commercial Code shall not apply. <Inserted as of October 1, 1999.>

Article 28. Minutes of the General Meeting

The proceedings and resolutions of the Meeting shall be recorded in the minutes which, after being signed or sealed by the chairman of the Meeting and all the directors present, shall be kept at the Company's head office and branches.

Chapter V. Directors, Board of Directors and Audit Committee

Article 29. Directors

① The Company shall have three (3) or more standing Directors and three (3) or more non-standing Directors, provided, however, that, the total number of Directors shall not exceed fifteen (15) Directors. The company must make the number of non-standing Directors pursuant to the provisions of Article 191-16 of the Securities And Exchange Act("Outside Director"), no less than half of the total number of Directors. <Amended as of October 1, 1999> < Amended as of March 29, 2002>

② The standing Directors shall be nominated by the Representative Director/President. The non-standing directors shall be nominated as follows : (a) as of the date of the closing of the shareholders' registry or of the record date pursuant to the provisions of Article 354 of the Commercial Code, the top seven shareholders holding 5% or more the shares of the Company ("Major Shareholders") shall each nominate one director ; (b) the Board of Directors shall nominate one non-standing director as a representative of those shareholders other than the Major Shareholders ("Minority Shareholders"). The Outside Directors shall be nominated by the Outside Director Candidate Nominating Committee. All the Directors(standing, non-standing and Outside Directors) shall be elected at the general meeting of shareholders. However, the number of non-standing directors nominated by the Majority Shareholders shall not exceed seven(7) and a candidate nominated by the Majority Shareholders or a representative of Minority Shareholders nominated by the Board of Directors could be elected as an Outside Director. <Amended as of March 29, 2002>

③ Neither the Majority Shareholders nor the Board of Directors that have nominated an Outside Director whom elected as a Director in accordance with Article 29 ② could nominate another non-standing director. <Inserted as of March 29, 2002>

④ In order to procure fairness in the management of the Company and to protect the Investors, the Company shall appoint as Outside Directors who do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director, and the Outside Directors should not fall under any of the following disqualifications. Further, in the event a person falls under any of the following after assuming the office of Outside Director, such person shall be removed from office.

1. A person who does not have the qualifications under the Securities and Exchange Act or any other statutes.

2. deleted. <Mar. 29, 2002>

3. If the Company lists or transacts its shares on a foreign stock exchange market, a person who does not have the qualifications required for an Outside Director based on the laws or regulations of the relevant country or the rules and regulations of the supervisory authority of such country.<Inserted as of March 17, 2000> <Amended as of March 29, 2002>

⑤ Notwithstanding the provisions of paragraph ②, the shareholders may exercise their right of proposal as provided under the Commercial Code, Securities and Exchange Act and other relevant laws and regulations to recommend candidates for Directors. <Inserted as of October 1, 1999.>

⑥ The shareholding ratios mentioned in paragraph ② shall be calculated by aggregating the shareholding ratios of persons (as defined under the "Monopoly Regulation and Fair Trade Act") that have a special relationship with each shareholder whose name appears in the Register of Shareholders. <Inserted as of October 1, 1999.>

⑦ A shareholder holdings shares in a ratio that would make it a Major Shareholder under paragraph ② through the acquisition of shares may recommend a Director only if the office of a non-standing Director recommended by the Major Shareholders is vacant. <Inserted as of October 1, 1999.>

⑧ (Deleted as of March 23, 2001)

⑨ Only those persons who meet the following qualification requirements may be elected as a non-standing director of the Company

1. An officer or employee of a national authority, government-invested institution or government-invested research and development institution having a relationship with the telecommunication business, and who has wide experience in the relevant telecommunication business;

2. A person who has wide knowledge and experience in the management and other related business of a corporate entity; or

3. An officer of an enterprise or consumer protection organization having a relationship with the business of the Company.

⑩ The Company shall appoint Chairman, President(s), Vice President(s), Senior Vice President(s), Executive Vice President(s) among the Directors by a resolution of the Board of Directors. <Amended as of October 1, 1999.> <Amended as of March 23, 2001> <Amended as of March 29, 2002>

⑪ <Deleted as of October 1, 1999.>

⑫ <Deleted as of October 1, 1999.>

⑬ The term of office of a director shall be a three (3) year term. However, if the term ends before the ordinary general meeting of shareholders for the last fiscal year of his of her term, it shall be extended until the end of the ordinary general meeting of shareholders.

⑭ Such director elected to fill any vacancy shall serve for a three (3) year term commencing with the day on which he or she is elected.

Article 30. Vacancy in Directorship

① In case of a vacancy in the office of a director, such vacancy need not be filled at the next ordinary general meeting of shareholders, if the number of directors required by law is met and no hindrance is anticipated in the execution of the business of the Company.

② The office of a director shall be deemed vacant in the event of each of the following;

1. If he or she is deceased;
2. If he or she is declared bankrupt;
3. If he or she is declared incompetent or quasi-incompetent; or
4. If he on she is finally sentenced to imprisonment or a heavier punishment.

Article 31. Responsibilities of Directors

① Each Representative Director shall represent the Company. The Representative Director/President shall execute all resolutions adopted by the Board of Directors, and carry out the general management and operation of the Company. <Amended as of March 23, 2001>

② If the Representative Director/President is absent or unable to perform his or her responsibilities for any reason whatsoever, the directors(s) shall, in accordance with the resolution of the Board of Directors, perform the responsibilities of the Representative Director/President. <Amended as of March 23, 2001>

③ If a director becomes aware of any event which may cause material damage to the Company, such director should immediately report to the Audit Committee thereof. <Amended as of March 17, 2000>

Article 32. Board of Directors

① The Board of Directors shall consist of the directors of Company, and shall make, by resolutions, decisions on important matters in the course of operation of Company.

② <Deleted as of October 1, 1999.>

③ The Chairman of the Board of Directors shall be appointed by the Board of Directors, and if the Chairman is absent or unable to perform his or her responsibilities, the provisions of Article 31 Paragraph ② shall be applied *mutatis mutandis*. <Amended as of October 1, 1999.>

Article 33. Convening of Board Meetings

① All Meetings of the Board of Directors shall be convened by the Representative Director/President whenever he or she deems it necessary or desirable, or upon the demand of any member of the Board of Directors. If the Representative Director/President is absent or unable to perform his or her responsibilities, then the provisions of Article 31, Paragraph ② shall apply *mutatis mutandis*.

② The Representative Director/President shall provide notice of any Board of Directors meetings to each director at least one (1) week prior to the scheduled date of such meeting. <Amended as of March 17, 2000>

Article 34. Resolutions of the Board of Directors

① Except as otherwise provided for in these Articles of Incorporation, all resolutions of the Board of Directors shall be adopted by a majority vote at a meeting where at least fifty (50%) of the Directors are present; Provided, however, with respect to resolutions regarding the removal of a member of the Audit Committee, the approval of at least two-thirds (2/3) of the directors is necessary. <Amended as of March 17, 2000>

② <Deleted as of October 1, 1999.>

③ No director who has a special interest in a matter for resolution can exercise his vote upon such matter.

Article 35. Matters for which Board Resolutions are Required

The following matters shall be subject to the resolution of the Board of

Directors;

1. Amendment of the Initial Business Plan;
2. Annual business plans, budgets, and settlement of accounts;
3. Call for a general meeting of shareholders and the agenda therefor;
4. Enactment or the amendment or repeal of important internal regulations;
5. Establishment, removal or closing of branch or other offices of the Company;
6. Borrowing money, except as otherwise provided for in separate regulations where the Representative Director/ President is authorized to borrow money in an amount not exceeding a certain limit;
7. Election or removal of the Representative Director(s) (Amended as of March 23, 2001);
8. Issuance of new shares;
9. Acquisition or disposal of material assets;
10. Institution of any important suit or settlement by compromise;
11. Allowing directors to carry on any business in competition with the Company;
12. (Deleted on August 28, 1998)
13. Any other matters for which a resolution of Board of Directors is required by these Article of Incorporation(As amended on August 28, 1998);
14. Formation of a sub-committee within the Board of Directors in accordance with the provisions of the Korean Commercial Code and the appointment and removal of such sub-committee members; or <Inserted as of March 17, 2000>
15. Any other important matters.

Article 35-2 Sub-Committees of the Board of Directors

Based upon the regulations of the Company, the Board of Directors may form a sub-committee composed of at least two directors to carry out certain specialized functions and may delegate powers to such a sub-committee within a specific scope.

Article 36. Minutes

① With respect to a meeting of the board of directors, the matters considered by the board of directors, the progress of the meeting, the results, those opposing the matters presented and the reasons for opposition thereof shall be recorded in minutes which shall bear the names and seals or signatures of the directors in attendance at the meeting. <Amended as of March 17, 2000>

② A shareholder may make a request to review the minutes of the board of directors or to copy them during business hours.

③ The Company may refuse a request made pursuant to paragraph 2 for a specified reason. In this case, the shareholder may obtain the permission of the court and review the minutes or copy the records.

Article 37. <Deleted as of March 17, 2000>

Article 37-2. Audit Committee <Inserted as of October 1, 1999.>

① The Company shall establish an Audit Committee in order to examine about internal transactions, potential conflicts of interest and other relevant matters.

② The Audit Committee shall be composed of at least three (3) Outside Directors based upon the resolution of the board of directors. However, persons who fall within each provision of Article 415-2(2) of the Korean Commercial Code cannot compose more than one-third (1/3) of the Audit Committee. <Amended as of March 17, 2000> <Amended as of March 29, 2002>

③ In the event the Company lists of transacts its shares on a foreign stock exchange market, the qualifications of the members of the Audit Committee and the composition thereof shall fulfill the requirements of the laws and regulations of the relevant country and the rules and regulations of the supervisory authority of such country. <Inserted as of March 17, 2000>

④ Matters relating to the delegation of powers to the Audit Committee and the operation of such Audit Committee shall be determined in accordance with the Audit Committee Rules determined by the board of directors. <Amended as of March 17, 2000>

Article 37-3. Outside Director Candidate Nominating Committee <Inserted as of March 29, 2002.>

① The Company shall establish an Outside Director Candidate Nominating Committee in accordance with the Securities and Exchange Act or any other statutes in order to nominate candidates for Outside Directors to general meeting of shareholders.

② The Outside Director Candidate Nominating Committee shall be composed of at least three(3) Directors and Outside Directors shall be seated at least half of the total number of this committee.

③ Matters relating to the delegation of powers to the Outside Director Candidate Nominating Committee and the operation of such (Outside Director Candidate Nominating) a Committee shall be determined in accordance with the Independent Director Candidate Nominating Committee Rules determined by the Board of Directors.

Article 38. Responsibilities of the Statutory Auditor

① The Audit Committee shall audit the accounting records and business transactions of the Company. <Amended as of March 17, 2000>

② The Audit Committee shall examine the proposals and documents to be submitted by directors to general meetings of shareholders, and subsequently report at the meeting his or her opinion on whether there is any violation of law or these Articles of Incorporation or any other irregularity that might materially affect the business of Company. <Amended as of March 17, 2000>

③ <Deleted as of March 17, 2000>

④ The Audit Committee may request the convening of an extraordinary general meeting of shareholders by submitting a request in writing to the Board of Directors, specifying the purpose and reason for such meeting.

Article 39. Audit Report of Audit Committee <Amended as of March 17, 2000>

The Audit Committee shall prepare audit statements, which shall contain all of the proceedings and results of such audit, and shall be signed and/or sealed by the chairman of the Audit Committee and those members who are present.

Article 40. Remuneration and Severance Payment of Director <Amended as of March 17, 2000>

① The Board of Directors shall decide the remuneration and severance payment for each director of the Company, subject to the ceiling amount as resolved by shareholders in the their general meetings. Non-standing directors shall not, however, be paid any remuneration or severance payment.

② The Regulations for Officers' Severance Payment, adopted by the general meeting of shareholders of Company, shall apply in determining the severance payment for directors.

Chapter VI. Business Plans

Article 41. Initial Business Plan

① The shareholders of the Company hereby agree that the business plan submitted to the Ministry of Information and Communication, prior to the incorporation the Company, in order to obtain the permit for the Company to carry out basic telecommunication service(hereinafter called as the "Initial Business Plan") shall become the first business plan of the Company.

② The financing plan of the Company for the first five (5) years after the incorporation of the Company shall be made in compliance with the Initial Business Plan and in consideration of expenses for major preparations and basic facilities for the attainment of the business objectives of Company.

Article 42. Annual Business Plans

The Company shall prepare an annual business plan for the next fiscal year, (hereinafter called "Annual Business Plan") no later than thirty (30) days prior to the end of each fiscal year. Upon the approval thereof by the Board of Directors, the Annual Business Plan shall become effective as new business plan of the Company. The Initial Business Plan or other previous Annual Business Plans shall be deemed revised or modified by the new Annual Business Plan.

Chapter VII. Accounting

Article 43. Fiscal Year

The fiscal year of the Company shall begin on the first (1) day, of each year and end on the thirty-first(31st) day of December of the same year.

Article 44. Preparation of the Financial Statements and Business Reports, Etc.

① The Representative Director/President shall, for each fiscal year, prepare each of the following documents, attachments and business reports and obtain the approval of the Board of Directors thereon, and deliver to the Audit Committee no later than six (6) weeks prior to the ordinary general meeting of shareholders to be held for such business year; <Amended as of March 17, 2000>

1. Balance sheet;
2. Profit and Loss Statement; and
3. Statement of appropriation of retained earnings or statement of disposition of deficit.

② The Audit Committee shall deliver to the Representative Director/ President its audit report no later than four (4) weeks after receiving the documents referred to in the foregoing paragraph. <Amended as of March 17, 2000>

③ The Company shall cause such documents and the audit report referred to in the foregoing paragraphs ① to be placed for five (5) years in the head office and for three (3) years in each branch of the Company commencing one (1) week prior to the ordinary general meeting of shareholders.

④ The Company shall give public notice of the balance sheet and the opinion thereon of an independent auditor immediately after the document referred to in paragraph ① has been approved by the ordinary general meeting of shareholders.

⑤ In the event that the Company causes the shares in the Company to be listed or traded on an overseas securities market, to the extent related thereto, the Company shall comply with the rules and regulations of the relevant supervising authorities in connection with the preparation, submission and disclosure of information on the management and financial condition of the Company. <Inserted as of October 1, 1999>

Article 45. Appropriation of Earned Surplus

① Earned surplus for each business year, including any carried-over profit, shall be appropriated in the following order;

1. Earned surplus reserve;
2. Other reserves required by law;
3. Voluntary reserves;
4. Dividends to shareholder;
5. Any other sums required to be paid from earned surplus; and
6. Profits to be carried forward to the next business year.

Article 46. Dividends to Shareholders

① Dividends to shareholders may be paid in cash or in the form of shares.

② In case dividends are distributed in the form of shares, the Company may issue a new class of shares different from existing classes of shares issued and outstanding, subject to a resolution of the general meeting of shareholders.

③ The dividends referred to in paragraph ① shall be paid to the shareholders or registered pledgees recorded in the Shareholders Register of the Company as of the end of each fiscal year.

④ The right to demand payment of dividends shall be expired if the right is not exercised within five (5) years. Dividends, after the expiration of the period referred to above, shall be reverted to the Company.

⑤ The Company may pay dividends only from those fiscal years in which the carried-over loss has been replenished in full, after the commencement of local telephony services.

Chapter VIII. Supplementary Provisions

Article 47. Regulations

The Company may, with the approval of Board of Directors, adopt relevant regulations, whichever necessary, required for the operation of the Company.

Article 48. Notices

Any notice, demand, request, consent or any communication under this Agreement shall be made in writing and delivered by hand delivery, registered airmail or by facsimile.

Chapter IX. Incorporation of the Company

Article 49. Preincorporation Expenses

Company shall bear and reimburse, up to the sum of Thirty-five Billion (35,000,000,000) Won, all expenses incurred for the incorporation of Company, including expenses for holding road-shows for organizing the Consortium, advertisements, preparation of the Initial Business Plan, registrations, approvals and permits.

Article 50. Names and Addresses of Promoters

The names and addresses of promoters of Company are as listed at the end of these Articles of Incorporation.

Article 51. Representative of Company Prior to Incorporation

The representative promoter shall, for the time being, represent the Company during the procedures for incorporation and shall be in charge of the preparation and submission of the application for the government permit for local telephony service business.

EXHIBIT B

Addenda

August 30, 1997

Article 1. Effective Date

These Articles of Incorporation shall become effective from the date of incorporation of the Company.

Article 2. Interim Provisions for the Nomination of Non-executive Directors

In applying the provisions of Article 29, Paragraph ② hereof, if the right of the Largest Shareholder or Major Shareholders to nominate non-standing directors cannot be maintained from the time the amended Telecommunication Business Act becomes effective after January 1, 1998, or if the shareholders association cannot maintain a position similar to the Board of Directors, then the right of the Largest Shareholder and Major Shareholders to nominate non-standing directors shall be replaced by their right to nominate standing directors.

Article 3. (Deleted on August 28, 1998)

In order to form a corporation in accordance with the foregoing terms and conditions, all promoters of company have caused these Articles of Incorporation to be executed in their names and under their seals hereunto affixed.

EXHIBIT B

Addendum

Sept. 23, 1997

Article 1. Effective Date

These Articles of Incorporation shall become effective from the day on which Company is incorporated.

Addenda

March 30, 1998

Article 1. Effective Date

These Articles of Incorporation shall become effective from March 30, 1998.

Article 2. (Deleted on August 28, 1998)

Addendum

August 28, 1998

Article 1. Effective Date

These Articles of Incorporation shall be become effective from August 28, 1998.

Addendum

February 26, 1999

Article 1. Effective Date

These Articles of Incorporation shall become effective from February 26, 1999

EXHIBIT B

Addenda

October 1, 1999

Article 1. Effective Date

These Articles of Incorporation shall become effective from October 1, 1999.

Article 2. Interim Provisions

① Amendment of the provisions in respect of recommendation of non-standing directors under Article 29, Paragraph② shall not affect the term of office of non-standing directors who are in office at the time of enforcement of the said provision.

② Amendment of the provisions in respect of appointment of the Representative Director/President under Article 29, Paragraph⑨ shall not affect the term of office of the Representative Director/President who is in office at the time of enforcement of the said provision.

Addenda

March 17, 2000

Article 1. Effective Date

These Articles of Incorporation shall become effective from March 17, 2000.

Article 2. Interim Provisions

Unless specified otherwise by these Articles of Incorporation, these Articles of Incorporation shall apply to events or matters that arose prior to the effective date. However, those matters that became effective under the previous Articles of Incorporation shall not be affected.

Addendum

March 23, 2001

Article 1. Effective Date

These Articles of Incorporation shall become effective from March 23, 2001.

Addenda

March 29, 2002

Article 1. Effective Date

These Articles of Incorporation shall become effective from March 29, 2002.

Article 2. Interim Provisions

① Any person appointed as an Outside Director at the regular general meeting of shareholders in 2002 shall be deemded to be nominated by the Outside Director Candidate Nominating Committee.

② Any Outside Director who holds office at the Company as non-standing Directors or independent non-standing Directors at the regular general meeting of shareholders in 2002 shall be deemed to be appointed as an Outside Director by the time when his or her terms of office expires notwithstanding the provision of Article 29 ⑬.

EXHIBIT C

Audit Report of Audit Committee

I, as the Chairman of the Audit Committee (the "Committee") of Hanaro Telecom, Inc. ("the Company"), have audited and hereby report the results of auditing the accounting records and business transactions of the Company's fiscal year 2001 from January 1, 2001 to December 31, 2001.

1. Summary of Auditing Methodology

   Auditing the accounts included reviewing accounting records and relevant statements, and examining the financial statements and the specifications attached thereto. When necessary, the Committee resorted to auditing procedures that included contrast, due diligence, observation, inquiry, etc.

   As for auditing the business transactions, in the event that it was necessary to attend a meeting of the Board of Directors or other important meetings, I received reports from Directors regarding the Company's operation, and reviewed and examined relevant records for business transactions of importance.

2. Balance Sheet & Statements of Operations

   The balance sheet and statements of operations present fairly, pursuant to the applicable laws of Korea and the Articles of Incorporation, the financial position and operation of the Company.

3. Statement of Disposition of Deficit

   The statement of disposition of deficit was prepared pursuant to the applicable laws of Korea and the Articles of Incorporation, and appropriately states and reflects the financial position and other matters of the Company.

4. Business Report

   The business report represents fairly, pursuant to the applicable laws of Korea and the Articles of Incorporation, the sate of the Company.

Sung Kyu Park, Chairman of the Audit Committee

EXHIBIT C

Dong Ki Kim, Member of the Audit Committee
Wung Hae Lee, Member of the Audit Committee
Yong Hwan Kim, Member of the Audit Committee
Hanaro Telecom, Inc.

EXHIBIT D

Director's Opinion on Business Operation

1. Results of Operation

   O Sales

(Unit: in millions of Won)

	2001	2000	1999
Operating Revenue	825,449	336,187	23,119
Operating Expense	990,637	632,764	163,426
Operating Income (Loss)	(165,188)	(296,577)	(140,307)
Non-operating Income	48,977	61,204	65,660
Non-operating Expense	127,902	63,740	2,776
Ordinary Income (Loss)	(244,113)	(299,114)	(77,423)
Extraordinary Income (Loss)	-	-	-
Income (Loss) Income Taxes	(244,113)	(299,114)	(77,423)
Income Tax (Expense) Benefit	-	4	(6,522)
Net Income (Loss)	(244,113)	(299,118)	(70,902)

O Hanaro Telecom, Inc. ("the Company") is a telecommunications company established on September 26, 1997 to offer local telephony and high-speed Internet services. Launching its commercial service on April 1, 1999 in four metropolitan cities including Seoul, Pusan, Incheon and Ulsan, the Company has expanded its service coverage to 80 cities and 22 districts as of the end of 2001.

O As the Company's business is classified into fixed-line telephony and value-added telecommunications services, the main focus is on the local telephony and high-speed Internet services.

O Revenues in the fiscal year 2001 jumped by 145.5% YoY to KRW 825.4 billion, attributable to a sharp increase in revenue from the broadband business. Focusing on data communications services such as broadband Internet as its main business, the Company expects stable revenue growth in the years to come as the local broadband market continuously grows. The average purchasing price of telecommunications equipments has been continuously decreasing, resulting in a 44.3% decrease YoY in operating costs. EBITDA (earnings before interest, tax, depreciation and amortization) turned positive and remained positive, recording KRW 156.5 billion for the full year 2001. However, operating loss totaled KRW 165.2 billion due to the increase in depreciation and amortization resulting from the sizable CAPEX during the start-up period of the business. Net loss amounted to KRW 244.1 billion in 2001 while depreciation and amortization recorded KRW 321.7 billion.

2. Financial Status

- As the table below indicates, the Company has a fair financial structure with ratio of net worth to total capital at the end of 2001 of 39.98% and a debt ratio of 150.52%. As for profitability, the Company recorded a net loss, due to the substantial depreciation and amortization expense resulting from a great deal of CAPEX during the start-up period of the business. However, the Company expects that the financial structure will improve.

		2001 (%)	2000 (%)	1999 (%)
Stability	Equity to total assets ratio	39.98	49.94	83.17
	Current asset to current liability ratio	71.04	94.65	362.32
	Debt to equity ratio	150.52	100.22	20.24
	Fixed asset to long-term capital ratio	109.79	101.53	55.70
Growth	Sales revenue growth rate	145.53	1,354.15	23,237.50
	Total assets increase rate	7.01	77.05	65.12
Profitability	Net profit to sales revenue ratio	-29.57	-88.97	-306.68
	Ordinary income to equity ratio	-17.08	-17.90	-4.09

3. Financing

- Details of Financing Activities

(Unit: in millions of Won)

Financing Source	2001	2000	1999
Banks & others financial institutions	178,687	260,450	39,973
Corporate debentures	573,280	834,000	-
Rights issues	-	413,640	660,656
Total	751,967	1,508,090	700,629

- In October 2001 the Company financed KRW 300 billion through an issuance of Asset Backed Securities and the amount is included in the corporate debentures in the table above.

Dong Sung Cho
Executive Vice President & Director / Hanaro Telecom, Inc.

Exhibit E

Auditor's Comments on Formation of Internal Monitoring System

1. Internal Monitoring System

A. Structure and Function of Internal Monitoring Committee

- Board of Directors: Monitors performance of directors' duties.
- Audit Committee: Audits performance of directors' duties. It may request a report on operation of the Company from directors or investigate matters relating to the Company's operation and financial position.
- Audit Team: As a supporting department to the Audit Committee, it audits operations of each department. It conducts regular, periodic and special audits.

B. The Board of Directors consists of 15 directors including 8 independent directors.

C. Appointment of Members of the Audit Committee and Secured Standing of the Audit Unit within the Company

1) Appointment of members of the Audit Committee

- Pursuant to Article 37-2 of the Articles of Incorporation, the Company established the Audit Committee and appointed four independent non-standing directors as members of the Audit Committee.
- The Audit Committee consists of a scholar, an accountant, a lawyer, and a professional businessman.

2) The standing of employees of the Audit Team within the Company is secured since their transfer or dismissal requires consent of the Chairman of the Audit Committee.

2. Internal Monitoring System

A. Performance of Internal Audit in 2001

- The number of regular audit conducted : 994
- Periodic Audit : 960 (2001 book-closing, Sales Division I, Hananet

business & IDC, IT field)

B. Dealings with Audit Statement

- O In accordance with the Audit Rules, audit statements are reported immediately to the president of the Company for prompt correction, and the matters are dealt with and managed continuously afterwards.

3. Audit Committee's Comment on Performance of Internal Monitoring System

- O In accordance with the Commercial Code of Korea and the Articles of Incorporation, the Audit Committee plays an important role in investigating the assets and supervising business activities of the Company.

Sung Kyu Park
Chairman of the Audit Committee
Hanaro Telecom, Inc.

Exhibit F

Independent Auditor's Comments on Formation of Internal Monitoring System

March 28, 2002

To: The Board of Directors and Shareholders of Hanaro Telecom, Inc.

In accordance with generally accepted auditing standards in the Republic of Korea, we have audited the financial statements of Hanaro Telecom, Inc. (the "Company") for the fiscal year ended December 31, 2001 and in this regard, we have analyzed and evaluated the Company's internal monitoring system. The purpose of our task was to determine whether we have enough evidence that the Company's internal auditing procedures appropriately monitor the account balances and disclosure status in the financial statements. Accordingly, we did not investigate the internal monitoring system for the purpose of issuing an opinion regarding the validity and appropriateness of the Company's internal monitoring system. In addition, we may not have discovered all material weaknesses in the Company's internal monitoring system.

According to our analysis and evaluation, the Company has the following internal monitoring system:

1. The Board of Directors and the Audit Committee;
2. Approval procedures for transactions;
3. Separation of the approval, recording and protection of property procedures of a transaction;
4. Recording transaction documents and financial ledgers;
5. Restriction on use or access to documents and property; and
6. Independent and regular internal verification procedures including comparative analysis and adjustments.

It is our opinion that we did not find any material weakness in the Company's internal monitoring system during the Company's fiscal year ended December 31, 2001.

Anjin Accounting Corporation
Representative Director Yang Seung Woo

EXHIBIT G

Business Report for the Fiscal Year 2001

January 1, 2001 – December 31, 2001

Set out below is a summary description of the contents of this report:

1. Current Outlook of the Company
2. Operating Performance
3. Transactions with Affiliated Companies
4. Operating Results and Changes in Assets in the Past 3 years
5. Challenges Facing the Company
6. Directors and Audit Committee Members
7. Major Shareholders
8. Investment in the Company, Subsidiaries or Others
9. Major Creditors
10. Matters of Importance after Book Closing
11. Other Matters Related to Operation

EXHIBIT H

Managerial Accounting & Internal Control System

Hanaro Telecom, Inc. ("the Company") attempts to strengthen its managerial accounting and internal control procedures for compiling financial information of the Company to enhance the validity and reliability of the information presented to the public.